

PSBUSINESSPARKS®

2011 ANNUAL REPORT


12025852


APR 03 2012





BUSINESS PARK LOCATIONS

(As of December 31, 2011)



WA
(2)
OR
(3)
CA
(48)
AZ
(4)
TX
(19)
VA
(17)
MD
(6)
FL
(3)
Divisional/Regional Office
( ) = Number of business parks in state

California
Rentable Square Feet: 11,141,000
Buena Park
Carson
Cerritos
Concord
Culver City
Fremont
Hayward
Irvine
Laguna Hills
Lake Forest
Milpitas
Monterey
Monterey Park
Oakland
Orange
Sacramento
San Diego
San Jose
San Leandro
San Ramon
Santa Ana
Santa Clara
Signal Hill
South San Francisco
Studio City
Sunnyvale
Torrance

Virginia
Rentable Square Feet: 4,165,000
Alexandria
Chantilly
Fairfax
Herndon
Lorton
McLean
Merrifield
Springfield
Sterling
Vienna
Woodbridge

Florida
Rentable Square Feet: 3,717,000
Boca Raton
Miami
Wellington

Texas
Rentable Square Feet: 3,326,000
Austin
Dallas
Farmers Branch
Garland
Irving
Mesquite
Missouri City
Plano
Richardson

Maryland
Rentable Square Feet: 2,352,000
Beltsville
Gaithersburg
Rockville
Silver Spring

Oregon
Rentable Square Feet: 1,314,000
Beaverton
Milwaukie

Arizona
Rentable Square Feet: 679,000
Mesa
Phoenix
Tempe

Washington
Rentable Square Feet: 521,000
Redmond
Renton

Cover photos (from top)
Christy Business Park, Fremont, CA, acquired December 2011
Miami International Commerce Center, 75,000 Rentable Square Foot Industrial Building, Miami, FL, completed August 2010
Westpark Business Campus, Tysons Corner, VA, acquired December 2010

CUMULATIVE TOTAL RETURN

PS Business Parks, Inc., S&P 500 Index and NAREIT Equity Index
December 31, 2006 - December 31, 2011



$125
$100
$ 75
$ 50
$ 25
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
PS Business Parks, Inc.
S&P 500 Index
NAREIT Equity Index

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
PS Business Parks, Inc.	$100.00	$ 76.35	$ 67.15	$ 78.19	$ 89.84	$ 92.31
S&P 500 Index	$100.00	$105.49	$ 66.46	$ 84.05	$ 96.71	$ 98.76
NAREIT Equity Index	$100.00	$ 84.31	$ 52.50	$ 67.20	$ 85.98	$ 93.10

The graph set forth above compares the yearly change in the cumulative total shareholder return on the Common Stock of the Company for the five-year period ended December 31, 2011 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each Index was $100 on December 31, 2006 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

TO OUR SHAREHOLDERS

PS Business Parks ("PSB") has been built to empower the leaders of the Company to deploy multiple strategies in an effort to enhance long term value for the benefit of its shareholders. Even with the challenging business environment we have faced, PSB has remained financially strong to effectively absorb the impacts from a historically weak economy, while still being fully capable of making capital and investment decisions that set the stage for enhanced long term returns. The multi-tenant flex, office and industrial business parks we own, operate and invest in, give us a powerful advantage to outperform markets, as we focus on a wide array of customers, a majority of whom are smaller businesses that represent the backbone of the U.S. economy. Combining PSB's well positioned real estate with our nimble and service oriented team of employees creates a platform that is often unmatched in the variety of markets we operate in. PSB's goal is to optimize core portfolio performance (through above market occupancy and competitive rental rates while minimizing transaction costs) thus generating substantial free cash flow, while maintaining exceptional financial strength. In addition, we stand ready to make investments to grow the Company's platform when interesting opportunities arise. In 2011, many of these elements came to fruition and I would like to share our collective decisions and how PSB is even better positioned to deliver long term value to our shareholders.

Portfolio Expansion

In the last 24 months, PSB has acquired a number of exceptional assets, growing our platform by 40% (see chart on following page), as we have invested more than $855 million in eight million square feet of properties that are excellent additions to the portfolio. Two years ago, PSB began to identify a number of unique opportunities and in 2010, we acquired approximately $302 million of assets in the Washington D.C. area and Austin, Texas. In 2011, the Company's investment activities were even more significant as we grew the portfolio by an additional 25% and invested a record $553 million.

At the start of 2011, anticipated valuations of properties for sale were increasing, driven by improving economic signals, and an expectation that investors would begin to pay more for assets as the recession ended. However, as more turmoil emerged due to events such as the European financial crisis and the tepid pace of the U.S. recovery, reality set in and many buyers stepped out of the market and far fewer investment transactions took place. For the most part, we stayed on the sidelines as this trend evolved and instead focused on smaller, "value-add" opportunities on a one-off basis, buying properties in Northern Virginia, Miami and Dallas. Combined, these assets totaled 265,000 square feet for an investment of $33 million. Each of these buildings has been integrated into PSB's established business parks and we are seeing improved performance as we reposition them to a PSB standard. We like to find these one-off investment opportunities because we can optimize our deep knowledge and exceptional market presence. Accumulating assets on a one-off basis can offer accelerated investment returns, since we are already entrenched in the market and have daily insight into tenant demand factors through our teams of market focused personnel. The asset acquired in Dallas is an example of what works best. This 80,000 square foot building, which is adjacent to an existing PSB park where we are the market leader owning nearly one million square feet, was vacant when acquired. Within 80 days of ownership, the building was fully integrated and leased, and will produce a double-digit investment return, an excellent testament to PSB's ability to unlock value that other owners often cannot.


2010 and 2011 Portfolio Growth
Total sq. ft. growth from 1/1/2010-12/31/2011
27.2 million sq. ft.
19.6 million sq. ft.
Identifying Growth Opportunities in Core Markets.

As 2011 progressed, we took note that several assets brought to market for sale failed to command seller pricing hurdles and did not sell, particularly in the case of large portfolios. We waited to see what opportunities might come forth, as it became clearer that a well positioned buyer like PSB should have more to choose from as the year progressed with a low volume of sales and pricing pressure easing. In the fourth quarter, we identified a particularly large 5.3 million square foot industrial and flex portfolio in Northern California that aligned well with the Company's desire to expand in the Bay Area. In a few short weeks, we successfully completed the acquisition for a total purchase price of $520 million, the largest transaction in PSB's history, as well as the largest industrial/flex transaction in the U.S. in 2011.

Several strategic factors led to our decision to acquire this significant portfolio which I would like to share with you. First, the real estate is well located throughout multiple Bay Area submarkets. The portfolio is configured into 18 separate business parks comprised of 89 buildings. Approximately one-third of the parks are located in the technology rich Silicon Valley and the remainder reside in the vibrant East Bay warehouse and distribution market. Second, these properties are designed to offer excellent flexibility to customers and can accommodate multiple tenants on a per building or per park basis, a critical advantage to PSB's marketing and operational strategies. The average tenant size is below 20,000 square feet with additional flexibility to reduce this further to suit our vibrant smaller user customer base. Third, there is good operational and revenue upside which we can capture in the near term, as overall portfolio occupancy at time of acquisition was 82%. Today, PSB's established same park[1] portfolio in the Bay Area is nearly 89% occupied, a key validation of the upside potential to drive even better returns once we stabilize occupancy to this level or better. Fourth, the purchase price was just below $100 per square foot, by our estimation at least 30% below the replacement cost to build these properties, an important part of our underwriting standards, which validates the embedded value of the assets. Each park is in a desirable infill location with few available options for new construction. In summary, PSB now owns 7.2 million square feet in the Bay Area, providing a commanding ownership platform with an ability to offer far greater choices to new and existing customers. With this expanded platform, we will see greater opportunities to participate in the economic growth in the Bay Area, a market we feel is poised for sustained growth. A number of years ago, the Company made a similar and successful investment into the Miami market, and we anticipate an equivalent level of success with this Northern California investment.



Occupancy Improvement of Recently Acquired Assets
95%
90%
85%
80%
75%
70%
65%
60%
55%
January 1, 2010
March 15, 2012
Same Park Portfolio Occupancy
Tyson's Corner Acquisitions
Occupancy at Acquisition
Occupancy at 3/15/12
Austin Acquisition
Occupancy at Acquisition
Occupancy at 3/15/12
Maryland Acquisitions
Occupancy at Acquisition
Occupancy at 3/15/12
PSB's recent acquisitions provide opportunity for growth.

Same Park Portfolio Performance

In 2011, many owners of commercial real estate anticipated that a stronger economic environment would emerge, which could prompt additional demand from customers. However, with the stalled economic recovery, customers could still command more pricing accommodation to right size their own businesses, providing fewer opportunities to organically grow same park revenues. In its simplest form, this meant we often had minimal pricing power when releasing vacant spaces or renewing existing customers. With this came more pressure on same park revenue and net operating income[2], and rent levels fell 8.3% compared to expiring rents. Although this was an improvement over 2010

(1) In order to evaluate the performance of the Company's overall portfolio over comparable periods, management analyzes the operating performance of stabilized properties owned and operated throughout both periods (herein referred to "same park"). Acquired assets are generally considered stabilized when occupancy is within a range of comparable company assets.

(2) Net operating income is rental income, as defined by U.S. generally accepted accounting principles ("GAAP"), less cost of operations, as defined by GAAP, excluding depreciation and amortization.

(which declined 13.1%), demand and thus occupancy levels did not improve enough to turn same park net operating income positive, and as a result same park net operating income declined from 2010. Part of the challenge has been to reset rental rates from high points signed three plus years ago when market conditions were much stronger. But, with PSB's average lease term at just over three years, we are beginning to realize a growing percentage of lease rates that have already been discounted and are close to or below current market levels. In addition, the Company's same park occupancy has been relatively stable for three years (plus or minus 91%), and we are finding ways to drive this consistent level of occupancy higher as the economy improves. Notably, by year end, PSB's occupancy hit a three year high of 92.5% (see occupancy chart on previous page), and as we find more ways to improve occupancy, same park net operating income will also improve. Additional rent growth tied to improved occupancy should also elevate improved performance, which are two primary focal points going into 2012.

I would also like to share how the Company has found ways to be more creative and competitive in its marketing efforts. Under the leadership of John Petersen, our Chief Operating Officer, we have expanded a number of marketing tools to improve our success in identifying and attracting new customers to PSB's portfolio. This has included investments in electronic marketing programs, utilizing a customer focused website, along with other channels the Company has implemented through video and social media. We have also put more electronic tools directly in the hands of our customer oriented sales and support teams, something we are able to do with the significant presence PSB has at each of the 102 owned business parks. I look forward to sharing our successes in this area in the years to come and encourage you to view our electronic marketing platform at www.psbusinessparks.com.

Finance

Ed Stokx, our Chief Financial Officer, did an admirable job leading our efforts to find a number of interesting financial alternatives to maintain the overall strength of PSB while sensibly funding record growth. In chronological order, here is what unfolded. With the consequences of the economic turmoil since 2008, from time to time we have had the opportunity to repurchase the investment of certain investors in the Company's perpetual preferred equity, typically at a strong discount. During 2011, we repurchased $47.8 million at an 18.3% discount, representing an $8.7 million savings. Next, we decided to increase the size of the Company's credit facility, at a time when many companies were forced to do the opposite. Due to the embedded strength and enhanced size of the Company, we chose to increase PSB's line of credit 2.5 times to $250 million, providing more resources to fund the Company's growth. This facility is solely held by Wells Fargo Bank, a testament to our long-standing relationship and the overall strength of PSB's balance sheet. As the year progressed, our low leverage and cash retention uniquely positioned PSB to take advantage of what we believed to be an undervalued stock price. We used this opportunity to invest just over $30 million into the Company, buying back 592,000 shares of PSB stock at an average per share price of $51.14.

The next challenge was to fund the acquisition of the $520 million Northern California portfolio already discussed. As part of the acquisition, we assumed a $250 million fixed-term loan that expires in 2016. While many companies would find such a large assumption process onerous, PSB's financial profile exceeded and met all lender requirements which gave us a key competitive advantage as we pursued the transaction. In concert with the required loan assumption, again due to PSB's financial strength and the historically low interest rate environment, we structured a three-year $250 million term loan which is LIBOR based, and at the time of this letter, has an interest rate of a low 1.5%. Our financial strategy for this property portfolio will be to ultimately infuse the balance sheet with permanent capital, while in the near term realize an immediately accretive return on this sizeable investment as we stabilize its performance on an occupancy and operational basis.

Finally, turning to early 2012, PSB saw an opportunity to issue preferred equity as market conditions were primed to reward credit worthy entities at record low yields. Investor receptivity was strong, allowing PSB to complete a $230 million offering (our largest) at a 6.45% coupon, a record low coupon for the Company. This offering has allowed us to redeem higher coupon preferred equity, taking our blended in-place coupon to 6.73% (see chart below). This was our first issuance after achieving full investment grade ratings from both Moody's and Standard & Poor's, again at a time when many companies were under financial pressure. With the collective events of PSB's expansion, same park performance and financial activities, the Company remains in an admirable position and today has a fixed charge coverage ratio well above 3.0 times and produces free cash on an annual basis in excess of $40 million. As a result of these material and collective financial initiatives, PSB's balance sheet continues to remain among the strongest in the REIT universe.


Historical Trend of Preferred Equity and Average In-Place Coupon
Outstanding Preferred Equity
Average In-Place Coupon
Average In-Place Coupon
Preferred Equity in Millions
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
6.40%
$840
$800
$760
$720
$680
$640
$600
$560
$520
$729
$705
$811
$801
$699
$652
$604
$670
7.70%
7.37%
7.16%
7.16%
7.17%
7.02%
6.98%
6.73%
2005
2006
2007
2008
2009
2010
2011
January 2012
PSB was well positoned to lower its average in-place coupon to a new record low.

In Summary

As PSB launches into 2012, we are poised to unlock opportunities in several areas of our business. The 40% expansion in the Company's asset base over the last 24 months offers excellent upside potential.

We have concluded the majority of our repositioning activities and each property is well positioned to meet or exceed PSB's same park portfolio occupancy levels. Combined, the eight million square feet acquired over the last two years has a current occupancy of 82% while PSB's same park is at 92% (see occupancy chart). As I noted, an opportunity to unlock!

The economy is out of the recession and may be headed toward sustainable growth, which should lead to improved conditions in the overall commercial real estate markets. We continue to see more existing customers inquire about additional space to support their own improving business conditions, while still sourcing new companies that find good value by coming into one of PSB's business parks. The multiple year downward pressure we have experienced on lease rates is also easing, and with a majority of existing rent levels at or below current market ranges, we have a growing opportunity to re-lease spaces at improving rent levels. As an added boost, little or no new speculative construction is occuring in any of our markets, so we also have diminishing new competitive pressure as market occupancies improve. PSB's leasing and property management teams are eager to capture the position these improving metrics present. Even with the economic headwinds we faced in the past three years, PSB has retained admirable financial strength, while also finding creative ways to extract value from our adherence to a conservatively structured balance sheet, with an unyielding dedication to preserving strong cash flow and industry low levels of leverage. With this, we continue to be well positioned to expand the Company and will do so if we see unique situations that allow us to utilize the strength of PSB's financial position and operational expertise.

Finally, I would like to acknowledge and thank two retiring Board members. In 2012, both Art Friedman and Wes Burns are retiring from PSB's Board. Art Friedman has led our audit committee for several years and over his 14 years of service, has been an excellent mentor to both company management and the Board. Wes Burns joined the Company eight years ago, and as head of corporate governance provided strong stewardship and excellent insight with his deep financial background. We will miss each of them and thank them for the invaluable counsel. I would also like to welcome our two newest Board members, Gary E. Pruitt and Peter Schultz, two seasoned and highly skilled business executives who are excellent additions to PSB's Board of Directors.

Thank you for your confidence in our abilities and your investment in PS Business Parks.

Sincerely,

Joseph D. Russell, Jr.
President and Chief Executive Officer
March 15, 2012

Computation of Diluted Funds from Operations ("FFO") and Funds Available for Distribution ("FAD")

(Unaudited, in thousands, except per share amounts)

	For the Years Ended December 31,	
	2011	2010
Computation of Diluted Funds from Operations ("FFO")(1):		
Net income allocable to common shareholders	$ 52,162	$ 38,959
Adjustments:		
Gain on sale of real estate facility	(2,717)	(5,153)
Depreciation and amortization	84,682	78,868
Net income allocable to noncontrolling interests — common units	15,543	11,594
Net income allocable to restricted stock unit holders	127	152
FFO allocable to common and dilutive shares	$ 149,797	$ 124,420
Weighted average common shares outstanding	24,516	24,546
Weighted average common OP units outstanding	7,305	7,305
Weighted average restricted stock units outstanding	64	96
Weighted average common share equivalents outstanding	83	141
Total common and dilutive shares	31,968	32,088
FFO per common and dilutive share	$ 4.69	$ 3.88
Computation of Funds Available for Distribution ("FAD")(2):		
FFO allocable to common and dilutive shares	$ 149,797	$ 124,420
Adjustments:		
Recurring capital improvements	(8,173)	(8,536)
Tenant improvements	(28,550)	(16,197)
Lease commissions	(8,089)	(4,761)
Straight-line rent	(1,228)	(912)
Stock compensation expense	1,965	2,117
In-place lease adjustment	843	571
Tenant improvement reimbursements, net of lease incentives	(769)	(603)
Non-cash distributions related to the redemption of preferred equity	—	4,066
Gain on repurchase of preferred equity, net of issuance costs	(7,389)	—
FAD	$ 98,407	$ 100,165
Distributions to common and dilutive shares	$ 56,005	$ 56,262
Distribution payout ratio	56.9%	56.2%

(1) Funds From Operations ("FFO") is computed in accordance with the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). The White Paper defines FFO as net income, computed in accordance with generally accepted accounting principles ("GAAP"), before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. FFO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results from operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other real estate companies.

(2) Funds Available for Distribution ("FAD") is computed by adjusting consolidated FFO for recurring capital improvements, which the Company defines as those costs incurred to maintain the assets' value, tenant improvements, lease commissions, straight-line rent, stock compensation expense, impairment charges, amortization of lease incentives and tenant improvement reimbursements, in-place lease adjustment and the effect of redemption/repurchase of preferred equity. Like FFO, the Company considers FAD to be a useful measure for investors to evaluate the operations and cash flows of a REIT. FAD does not represent net income or cash flow from operations as defined by GAAP.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-10709

PS BUSINESS PARKS, INC.

(Exact name of registrant as specified in its charter)

California	**95-4300881**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

701 Western Avenue, Glendale, California 91201-2397

(Address of principal executive offices) (Zip Code)

818-244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.000% Cumulative Preferred Stock, Series H, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.875% Cumulative Preferred Stock, Series I, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.700% Cumulative Preferred Stock, Series P, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.875% Cumulative Preferred Stock, Series R, $0.01 par value per share	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock, Series S, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§232.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,026,372,826 based on the closing price as reported on that date.

Number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of February 20, 2012 (the latest practicable date): 24,129,684.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. *BUSINESS*

Forward-Looking Statements

Forward-looking statements are made throughout this Annual Report on Form 10-K. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "may," "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including but not limited to: (a) changes in general economic and business conditions; (b) decreases in rental rates or increases in vacancy rates/failure to renew or replace expiring leases; (c) tenant defaults; (d) the effect of the recent credit and financial market conditions; (e) our failure to maintain our status as a REIT; (f) the economic health of our tenants; (g) increases in operating costs; (h) casualties to our properties not covered by insurance; (i) the availability and cost of capital; (j) increases in interest rates and its effect on our stock price; (k) other factors discussed under the heading "Item 1A. Risk Factors". In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Moreover, we assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements, except as required by law.

The Company

PS Business Parks, Inc. ("PSB") is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that owns, operates acquires, and develops commercial properties, primarily multi-tenant flex, office and industrial space. PS Business Parks, L.P. (the "Operating Partnership") is a California limited partnership, which owns directly or indirectly substantially all of our assets and through which we conduct substantially all of our business. PSB is the sole general partner of the Operating Partnership and, as of December 31, 2011, owned 76.8% of the common partnership units. The remaining common partnership units are owned by Public Storage ("PS"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. Unless otherwise indicated or unless the context requires otherwise, all references to "the Company," "we," "us," "our," and similar references mean PS Business Parks, Inc. and its subsidiaries, including the Operating Partnership.

As of December 31, 2011, the Company owned and operated 27.2 million rentable square feet of commercial space, comprising 102 business parks, located in eight states: Arizona, California, Florida, Maryland, Oregon, Texas, Virginia and Washington. The Company focuses on owning concentrated business parks as these parks provide the Company with the greatest flexibility to meet its customer needs. The Company also manages 1.3 million rentable square feet on behalf of PS.

History of the Company: The Company was formed in 1990 as a California corporation under the name Public Storage Properties XI, Inc. In a March 17, 1998 merger with American Office Park Properties, Inc. ("AOPP") (the "Merger"), the Company acquired the commercial property business previously operated by AOPP and was renamed "PS Business Parks, Inc." Prior to the Merger in January, 1997, AOPP was reorganized to succeed to the commercial property business of PS, becoming a fully integrated, self-advised and self-managed REIT.

In 2011 and 2010, the Company acquired 7.9 million square feet for an aggregate purchase price of $855.2 million. The table below reflects the assets acquired during the years ended December 31, 2011 and 2010 *(in thousands)*:

Property	Date Acquired	Location	Purchase Price	Square Feet	Occupancy at December 31, 2011
Northern California Portfolio	December, 2011	East Bay, California	$ 520,000	5,334	82.4%
Royal Tech	October, 2011	Las Colinas, Texas	2,835	80	0.0% (1)
MICC — Center 22	August, 2011	Miami, Florida	3,525	46	33.3%
Warren Building	June, 2011	Tysons Corner, Virginia	27,100	140	69.5%
Total 2011 Acquisitons			$ 553,460	5,600	80.5%
Westpark Business Campus	December, 2010	Tysons Corner, Virginia	$ 140,000	735	65.0%
Tysons Corporate Center	July, 2010	Tysons Corner, Virginia	35,400	270	65.9%
Parklawn Business Park	June, 2010	Rockville, Maryland	23,430	232	83.0%
Austin Flex Portfolio	April, 2010	Austin, Texas	42,900	704	92.0%
Shady Grove Executive Center	March, 2010	Rockville, Maryland	60,000	350	88.0%
Total 2010 Acquisitons			301,730	2,291	79.1%
Total			$ 855,190	7,891	80.1%

(1) As of January 1, 2012, the building was 100.0% leased to a single user.

In August, 2011, the Company completed the sale of Westchase Corporate Park, a 177,000 square foot flex park consisting of 13 buildings in Houston, Texas, for a gross sales price of $9.8 million, resulting in a net gain of $2.7 million.

In addition to the 2010 acquisitions, during 2010, the Company completed construction of a new building within its Miami International Commerce Center ("MICC") in Miami, Florida, which added 75,000 square feet of rentable small tenant industrial space. In January, 2010, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas. The gross sales price was $10.0 million, resulting in a net gain of $5.2 million.

In 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million. The Company made no acquisitions during the years ended December 31, 2009 and 2008.

In 2007, the Company acquired three business parks comprising 870,000 square feet for an aggregate cost of $140.6 million in Redmond, Washington, Santa Clara, California and Fairfax, Virginia.

From 1998 through 2006, the Company acquired 14.9 million square feet of commercial space, developed an additional 500,000 square feet and sold 1.9 million square feet along with some parcels of land.

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1990. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is currently distributed to its shareholders.

The Company's principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2397. The Company's telephone number is (818) 244-8080. The Company maintains a website with the address www.psbusinessparks.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission.

Business of the Company: The Company is in the commercial property business, with 102 business parks consisting of multi-tenant flex, industrial and office space. The Company owns 14.7 million square feet of flex space. The Company defines "flex" space as buildings that are configured with a combination of warehouse and office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a number of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. The Company owns 7.5 million square feet of industrial space that has characteristics similar to the warehouse component of the flex space as well as ample dock space. In addition, the Company owns 5.0 million square feet of low-rise office space, generally either in business parks that combine office and flex space or in submarkets where the economics of the market demand an office build-out.

The Company's commercial properties typically consist of business parks with low-rise buildings, ranging from one to 48 buildings per park, located on parcels of various sizes and comprising from approximately 12,000 to 3.3 million aggregate square feet of rentable space. Facilities are managed through either on-site management or offices central to the facilities. Parking is generally open but in some instances is covered. The ratio of parking spaces to rentable square feet ranges from two to six per thousand square feet depending upon the use of the property and its location. Office space generally requires a greater parking ratio than most industrial uses. The Company may acquire properties that do not have these characteristics.

The tenant base for the Company's facilities is diverse. The portfolio can be bifurcated into those facilities that service small to medium-sized businesses and those that service larger businesses. Approximately 34.9% of in-place rents from the portfolio are derived from facilities that serve small to medium-sized businesses. A property in this facility type is typically divided into units ranging in size from 500 to 4,999 square feet and leases generally range from one to three years. The remaining 65.1% of in-place rents from the portfolio are derived from facilities that serve larger businesses, with units greater than or equal to 5,000 square feet. The Company also has several tenants that lease space in multiple buildings and locations. The U.S. Government is the largest tenant with multiple leases encompassing approximately 829,000 square feet or 6.5% of the Company's annualized rental income.

The Company currently owns properties in eight states and it may expand its operations to other states or reduce the number of states in which it operates. Properties are acquired for both income and potential capital appreciation; there is no limitation on the amount that can be invested in any specific property. Although there are no restrictions on our ability to expand our operations into foreign markets, we currently operate solely within the United States and have no foreign operations.

The Company owns land which may be used for the development of commercial properties. The Company owns approximately 6.4 acres of land in Northern Virginia, 11.5 acres in Portland, Oregon and 10.0 acres in Dallas, Texas as of December 31, 2011.

Operating Partnership

The properties in which the Company has an equity interest generally are owned by the Operating Partnership. Through this organizational structure, the Company has the ability to acquire interests in additional properties in transactions that could defer the contributors' tax consequences by causing the Operating Partnership to issue equity interests in return for interests in properties.

The Company is the sole general partner of the Operating Partnership. As of December 31, 2011, the Company owned 76.8% of the common partnership units of the Operating Partnership, and the remainder of such common partnership units were owned by PS. The common units owned by PS may be redeemed by PS from time to time, subject to the provisions of our charter, for cash or, at our option, shares of our common stock on a one-for-one basis. Also as of December 31, 2011, in connection with the Company's issuance of publicly traded Cumulative Preferred Stock, the Company owned 23.9 million preferred units of the Operating Partnership of various series with an aggregate redemption value of $598.5 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 6.700% to 7.375% Cumulative Preferred Stock of the Company. In addition, as of December 31, 2011, the Operating Partnership had outstanding 223,300 units of its 7.125% Series N preferred partnership units that are owned by third parties with an aggregate redemption value of $5.6 million. The Operating Partnership has the right to redeem each series of preferred units held by these third parties on or after the fifth anniversary of the issuance date of the series at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. Each series of preferred units is exchangeable for shares of a corresponding series of the Company's Cumulative Redeemable Preferred Stock on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the applicable series of preferred units.

As the general partner of the Operating Partnership, the Company has the exclusive responsibility under the Operating Partnership Agreement to manage and conduct the business of the Operating Partnership. The Board of Directors directs the affairs of the Operating Partnership by managing the Company's affairs. The Operating Partnership will be responsible for, and pay when due, its share of all administrative and operating expenses of the properties it owns.

The Company's interest in the Operating Partnership entitles it to share in cash distributions from, and the profits and losses of, the Operating Partnership in proportion to the Company's economic interest in the Operating Partnership (apart from tax allocations of profits and losses to take into account pre-contribution property appreciation or depreciation). The Company since 1998 has paid per share dividends on its common and preferred stock that track, on a one-for-one basis, the amount of per unit cash distributions the Company receives from the Operating Partnership in respect of the common and preferred partnership units in the Operating Partnership that are owned by the Company.

Cost Allocation and Administrative Services

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS for certain administrative services. These services include investor relations, legal, corporate tax and information systems. Under this agreement, costs are allocated to the Company in accordance with its proportionate share of these costs. These allocated costs totaled $442,000, $543,000 and $372,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Common Officers and Directors with PS

Ronald L. Havner, Jr., Chairman of the Company, is also the Chairman of the Board, Chief Executive Officer and President of PS. Gary E. Pruitt, an independent director of the Company is also a trustee of PS. The Company engages additional executive personnel who render services exclusively for the Company. However, it is expected that certain officers of PS will continue to render services for the Company as requested pursuant to the cost sharing and administrative services agreement.

Property Management

The Company manages commercial properties owned by PS, which are generally adjacent to self-storage facilities, for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. The property management contract with PS is for a seven-year term with the agreement automatically extending for an additional one-year period upon each one-year anniversary of its commencement (unless cancelled by either party). Either party can give notice of its intent to cancel the agreement upon expiration of its current term. Management fee revenue derived from this management contract with PS totaled $684,000, $672,000 and $698,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

PS also provides property management services for the self-storage component of two assets owned by the Company. These self-storage facilities, located in Palm Beach County, Florida, operate under the "Public Storage" name. Either the Company or PS can cancel the property management contract upon 60 days notice. Management fee expenses under the contract were $52,000, $48,000 and $50,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Management

Joseph D. Russell, Jr. leads the Company's senior management team. Mr. Russell is President and Chief Executive Officer of the Company. The Company's senior management includes: John W. Petersen, Executive Vice President and Chief Operating Officer; Edward A. Stokx, Executive Vice President and Chief Financial Officer; Maria R. Hawthorne, Executive Vice President, East Coast; Trenton A. Groves, Vice President and Corporate Controller; Mike Van Etten, Vice President of Construction Management; Coby A. Holley, Vice President (Pacific Northwest Division); Robin E. Mather, Vice President (Southern California Division); William A. McFaul, Vice President (Washington Metro Division); Ross K. Parkin, Vice President, Acquisitions and Dispositions; Eddie F. Ruiz, Vice President and Director of Facilities; Viola I. Sanchez, Vice President (Southeast Division); and David A. Vicars, Vice President (Midwest Division).

REIT Structure

If certain detailed conditions imposed by the Code and the related Treasury Regulations are met, an entity, such as the Company, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that the Company can deduct dividend distributions (including distributions on preferred stock) to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

The Company believes that it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the taxable income that is distributed to its shareholders.

Operating Strategy

The Company believes its operating, acquisition and finance strategies combined with its diversified portfolio produces a low risk, stable growth business model. The Company's primary objective is to grow shareholder value. Key elements of the Company's growth strategy include:

Maximize Net Cash Flow of Existing Properties: The Company seeks to maximize the net cash flow generated by its properties by (i) maximizing average occupancy rates, (ii) achieving the highest possible levels of realized monthly rents per occupied square foot and (iii) controlling its operating cost structure by improving operating efficiencies and economies of scale. The Company believes that its experienced property management personnel and comprehensive systems combined with increasing economies of scale will enhance the Company's ability to meet these goals. The Company seeks to increase occupancy rates and realized monthly rents per square foot by providing its field personnel with incentives to lease space to higher credit tenants and to maximize the return on investment in each lease transaction. The Company seeks to maximize its cash flow by controlling capital expenditures associated with re-leasing space by acquiring and owning properties with easily reconfigured space that appeal to a wide range of tenants.

Focus on Targeted Markets: The Company intends to continue investing in markets that have characteristics which enable them to be competitive economically. The Company believes that markets with some combination of above average population growth, job growth, education levels and personal income will produce better overall economic returns. The Company targets individual properties in those markets that are close to critical infrastructure, middle to high income housing, universities and have easy access to major transportation arteries.

Reduce Capital Expenditures and Increase Occupancy Rates by Providing Flexible Properties and Attracting a Diversified Tenant Base: By focusing on properties with easily reconfigurable space, the Company believes it can offer facilities that appeal to a wide range of potential tenants, which aids in reducing the capital expenditures associated with re-leasing space. The Company believes this property flexibility also allows it to better serve existing tenants by accommodating their expansion and contraction needs. In addition, the Company believes that a diversified tenant base and property flexibility helps it maintain occupancy rates during periods when market demand is weak, by enabling it to attract a greater number of potential users to its space.

Provide Superior Property Management: The Company seeks to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates, as well as minimal customer turnover. The Company's property management offices are primarily located on-site or regionally located, providing tenants with convenient access to management and helping the Company maintain its properties and convey a sense of quality, order and security. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing established tenant service programs.

Financing Strategy

The Company's primary objective in its financing strategy is to maintain financial flexibility and a low risk capital structure. Key elements of this strategy are:

Retain Operating Cash Flow: The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional investments. During the years ended December 31, 2011 and 2010, the Company distributed 37.4% and 45.2%, respectively, of its funds from operations ("FFO") to common shareholders/unit holders. FFO is computed in accordance with the White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). The White Paper defines FFO as net income, computed in accordance with U.S. generally accepted accounting principles ("GAAP"), before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. FFO is a non-GAAP financial measure and should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results of operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other real estate companies' funds from operations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Non-GAAP Supplemental Disclosure Measure: Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders and for information on why the Company presents FFO.

Perpetual Preferred Stock/Units: The primary source of leverage in the Company's capital structure is perpetual preferred stock or equivalent preferred units in the Operating Partnership. This method of financing eliminates interest rate and refinancing risks because the dividend rate is fixed and the stated value or capital contribution is not required to be repaid. In addition, the consequences of defaulting on required preferred distributions is less severe than with debt. The preferred shareholders may elect two additional directors if six quarterly distributions go unpaid, whether or not consecutive.

Debt Financing: The Company, from time to time, has used debt financing to facilitate acquisitions. The primary source of debt the Company has historically relied upon to provide short-term capital is its $250.0 million unsecured line of credit (the "Credit Facility"). In addition, during 2011, in connection with its $520.0 million portfolio acquisition in Northern California, the Company obtained a $250.0 million unsecured three-year term loan and assumed a $250.0 million mortgage note.

Access to Capital: The Company targets a minimum ratio of FFO to combined fixed charges and preferred distributions paid of 3.0 to 1.0. Fixed charges include interest expense. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unit holders. For the year ended December 31, 2011, the FFO to combined fixed charges and preferred distributions paid ratio was 4.0 to 1.0, excluding the issuance costs related to the redemption of preferred equity. The Company believes that its financial position will enable it to access capital to finance its future growth. Subject to market conditions, the Company may add leverage to its capital structure. Throughout this Form 10-K, we use the term "preferred equity" to mean both the preferred stock issued by the Company (including the depositary shares representing interests in that preferred stock) and the preferred partnership units issued by the Operating Partnership and the term "preferred distributions" to mean dividends and distributions on the preferred stock and preferred partnership units.

Competition

Competition in the market areas in which many of the Company's properties are located is significant and has from time to time reduced the occupancy levels and rental rates of, and increased the operating expenses of, certain of these properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Barriers to entry are relatively low for those with the necessary capital and the Company competes for property acquisitions and tenants with entities that have greater financial resources than the Company. Sublease space and unleased developments are expected to continue to provide competition among operators in certain market areas in which the Company operates. While the Company will have to respond to market demands, management believes that the combination of its ability to offer a variety of options within its business parks and the Company's financial stability provides it with an opportunity to compete favorably in its markets.

The Company's properties compete for tenants with similar properties located in its markets primarily on the basis of location, rent charged, services provided and the design and condition of improvements. The Company believes it possesses several distinguishing characteristics that enable it to compete effectively in the flex, office and industrial space markets. The Company believes its personnel are among the most experienced in these real estate markets. The Company's facilities are part of a comprehensive system encompassing standardized procedures and integrated reporting and information networks. The Company believes that the significant operating and financial experience of its executive officers and directors combined with the Company's capital structure, national investment scope, geographic diversity and economies of scale should enable the Company to compete effectively.

Investments in Real Estate Facilities

As of December 31, 2011, the Company owned and operated 27.2 million rentable square feet comprised of 102 business parks in eight states compared to 21.8 million rentable square feet at December 31, 2010.

Summary of Business Model

The Company has a diversified portfolio. It is diversified geographically in eight states and has a diversified customer mix by size and industry concentration. The Company believes that this diversification combined with a conservative financing strategy, focus on markets with strong demographics for growth and our operating strategy gives the Company a business model that mitigates risk and provides strong long-term growth opportunities.

Restrictions on Transactions with Affiliates

The Company's Bylaws provide that the Company may engage in transactions with affiliates provided that a purchase or sale transaction with an affiliate is (i) approved by a majority of the Company's independent directors and (ii) fair to the Company based on an independent appraisal or fairness opinion.

Borrowings

As of December 31, 2011, the Company had outstanding mortgage notes payable of $282.1 million compared to $51.5 million at December 31, 2010. The increase in outstanding mortgage notes payable was due to the assumption of a $250.0 million mortgage note related to the Northern California Portfolio acquisition in December, 2011. See Notes 5 and 6 to the consolidated financial statements for a summary of the Company's outstanding borrowings as of December 31, 2011.

On August 3, 2011, the Company modified the terms of its Credit Facility with Wells Fargo Bank. The modification of the Credit Facility increased the borrowing limit to $250.0 million and extended the expiration to August 1, 2015. The modified rate of interest charged on borrowings is equal to a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 1.00% to LIBOR plus 1.85% depending on the Company's credit ratings. Currently, the Company's rate under the Credit Facility is LIBOR plus 1.10%. In addition, the Company is required to pay an annual facility fee ranging from 0.15% to 0.45% of the borrowing limit depending on the Company's credit ratings (currently 0.15%). As of December 31, 2011, the Company had $185.0 million outstanding on the Credit Facility at an interest rate of 1.41%. Subsequent to December 31, 2011, the Company repaid $85.0 million on the Credit Facility reducing the outstanding balance to $100.0 million as of February 24, 2012. The Company had $93.0 million outstanding on the Credit Facility at an interest rate of 2.11% at December 31, 2010. The Company had $1.1 million and $356,000 of unamortized commitment fees as of December 31, 2011 and 2010, respectively. The Credit Facility requires the Company to meet certain covenants, with which the Company was in compliance at December 31, 2011 and 2010. Interest on outstanding borrowings is payable monthly.

As described in Note 3, in connection with the Northern California Portfolio acquisition, the Company entered into a term loan on December 20, 2011 with Wells Fargo Bank, National Association, as Administrative Agent and the lenders named therein (the "Term Loan"). Pursuant to the Term Loan, the Company borrowed $250.0 million for a three year term through December 20, 2014. However, the maturity date of the Term Loan Agreement can be extended by one year at the Company's election. Interest on the amounts borrowed under the Term Loan will accrue based on an applicable rate ranging from LIBOR plus 1.15% to LIBOR plus 2.25% depending on the Company's credit ratings. Currently, the Company's rate under the Term Loan is LIBOR plus 1.20% (1.50% at December 31, 2011). The Company had $729,000 of unamortized commitment fees as of December 31, 2011. The covenants and events of default contained in the Credit Facility are incorporated into the Term Loan by reference, and the Term Loan is cross-defaulted to the Credit Facility. The Term Loan can be repaid in full or part prior to its maturity without penalty.

On February 9, 2011, the Company entered into an agreement with PS to borrow $121.0 million with a maturity date of August 9, 2011 at an interest rate of LIBOR plus 0.85%. The Company repaid, in full, the note payable to PS upon maturity.

The Company has broad powers to borrow in furtherance of the Company's objectives. The Company has incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase its funds available for investment in real estate, capital expenditures and distributions.

Employees

As of December 31, 2011, the Company employed 145 individuals, primarily personnel engaged in property operations.

Insurance

The Company believes that its properties are adequately insured. Facilities operated by the Company have historically been covered by comprehensive insurance, including fire, earthquake, liability and extended coverage from nationally recognized carriers.

Environmental Matters

Compliance with laws and regulations relating to the protection of the environment, including those regarding the discharge of material into the environment, has not had any material effect upon the capital expenditures, earnings or competitive position of the Company.

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability.

ITEM 1A. *RISK FACTORS*

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in Item 1, "Business — Forward-Looking Statements."

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition.

The value of our investments may be reduced by general risks of real estate ownership: Since we derive substantially all of our income from real estate operations, we are subject to the general risks of acquiring and owning real estate-related assets, including:

- changes in the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for commercial real estate space and changes in market rental rates;
- how prospective tenants perceive the attractiveness, convenience and safety of our properties;
- difficulties in consummating and financing acquisitions and developments on advantageous terms and the failure of acquisitions and developments to perform as expected;
- our ability to provide adequate management, maintenance and insurance;
- natural disasters, such as earthquakes, hurricanes and floods, which could exceed the aggregate limits of our insurance coverage;
- the expense of periodically renovating, repairing and re-letting spaces;
- the impact of environmental protection laws;
- compliance with federal, state, and local laws and regulations;
- increasing operating and maintenance costs, including property taxes, insurance and utilities, if these increased costs cannot be passed through to tenants;
- adverse changes in tax, real estate and zoning laws and regulations;
- increasing competition from other commercial properties in our market;
- tenant defaults and bankruptcies;
- tenants' right to sublease space; and
- concentration of properties leased to non-rated private companies with uncertain financial strength.

Certain significant costs, such as mortgage payments, real estate taxes, insurance and maintenance, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

If our properties do not generate sufficient income to meet operating expenses, including any debt service, tenant improvements, lease commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs, and we may have to reduce our distributions to shareholders.

There is significant competition among commercial properties: Many other commercial properties compete with our properties for tenants. Some of the competing properties may be newer and better located than our properties. Competition in the market areas in which many of our properties are located is significant and has affected our occupancy levels, rental rates and operating expenses. We also expect that new properties will be built in our markets. In addition, we compete with other buyers, many of which are larger than us, for attractive commercial properties. Therefore, we may not be able to grow as rapidly as we would like.

We may encounter significant delays and expense in re-letting vacant space, or we may not be able to re-let space at existing rates, in each case resulting in losses of income: When leases expire, we will incur expenses in retrofitting space and we may not be able to re-lease the space on the same terms. Certain leases provide tenants with the right to terminate early if they pay a fee. As of December 31, 2011, our properties generally had lower vacancy rates than the average for the markets in which they are located, and leases accounting for 23.2% of our annualized rental income are scheduled to expire in 2012. While we have estimated our cost of renewing leases that expire in 2012, our estimates could be wrong. If we are unable to re-lease space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce our distributions to shareholders.

Tenant defaults and bankruptcies may reduce our cash flow and distributions: We may have difficulty collecting from tenants in default, particularly if they declare bankruptcy. This could affect our cash flow and our ability to fund distributions to shareholders. Since many of our tenants are non-rated private companies, this risk may be enhanced. There is inherent uncertainty in a tenant's ability to continue paying rent if they are in bankruptcy.

We may be adversely affected if casualties to our properties are not covered by insurance: We could suffer uninsured losses or losses in excess of our insurance policy limits for occurrences such as earthquakes or hurricanes that adversely affect us or even result in loss of the property. Approximately 41.0% of our properties are located in California and are generally in areas that are subject to risks of earthquake related damage. We might still remain liable on any mortgage debt or other unsatisfied obligations related to that property.

The illiquidity of our real estate investments may prevent us from adjusting our portfolio to respond to market changes: There may be delays and difficulties in selling real estate. Therefore, we cannot easily change our portfolio when economic conditions change. Also, tax laws limit a REIT's ability to sell properties held for less than four years.

We may be adversely affected by changes in laws: Increases in income and service taxes may reduce our cash flow and ability to make expected distributions to our shareholders. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and safety codes. If we fail to comply with these requirements, governmental authorities could fine us or courts could award damages against us. We believe our properties comply with all significant legal requirements. However, these requirements could change in a way that would reduce our cash flow and ability to make distributions to shareholders.

We may incur significant environmental remediation costs: As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect our ability to sell, lease, operate, or encumber our facilities for purposes of borrowing.

We have conducted preliminary environmental assessments of most of our properties (and conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some properties or from nearby locations have or may have resulted in contamination to the soil or groundwater at these properties. In circumstances where our environmental assessments disclose potential or actual contamination, we may attempt to obtain indemnifications and, in appropriate circumstances, we obtain limited environmental insurance in connection with the properties acquired, but we cannot assure you that such protections will be sufficient to cover actual future liabilities nor that our assessments have identified all such risks. Although we cannot provide any assurance, based on the preliminary environmental assessments, we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Property taxes can increase and cause a decline in yields on investments: Each of our properties is subject to real property taxes, which could increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Recent local government shortfalls in tax revenue may cause pressure to increase tax rates or assessment levels or impose new taxes. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures: All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could lead to government imposed fines on us and/or litigation, which could also involve an award of damages to individuals affected by the non-compliance. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims: From time to time we have to make monetary settlements or defend actions or arbitration to resolve tenant or employment-related claims and disputes.

Global economic conditions adversely affect our business, financial condition, growth and access to capital.

There continues to be global economic uncertainty, elevated levels of unemployment, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve. These negative economic conditions in the markets where we operate facilities, and other events or factors that adversely affect demand for commercial real estate, could continue to adversely affect our business. To the extent that turmoil in the financial markets returns or intensifies, it has the potential to materially affect the value of our properties, the availability or the terms of financing and may impact the ability of our customers to enter into new leasing transactions or satisfy rental payments under existing leases. The uncertainty and pace of an economic recovery could also affect our operating results and financial condition as follows:

Debt and Equity Markets: Our results of operations and share price are sensitive to volatility in the credit markets. The commercial real estate debt markets have experienced significant volatility as a result of various factors, including the tightening of underwriting standards by lenders and credit rating agencies and the continued erosion of operating fundamentals of assets pledged as collateral. Credit spreads for major sources of capital widened significantly as investors have demanded a higher risk premium. This has resulted in lenders increasing the cost for debt financing. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions. In addition, the state of the debt markets could have an effect on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets and affect our ability to raise capital.

Our ability to issue preferred shares or other sources of capital, such has borrowing, has been in the past, and may in the future, be adversely affected by challenging credit market conditions. The issuance of perpetual preferred securities historically has been a significant source of capital to grow our business. We believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual and meet our current obligations. However, if we were unable to issue preferred shares or borrow at reasonable rates, that could limit the earnings growth that might otherwise result from the acquisition and development of real estate facilities.

Valuations: Market volatility has made the valuation of our properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties, which could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment charge in earnings.

The acquisition of existing properties is a significant component of our long-term growth strategy, and acquisitions of existing properties are subject to risks that may adversely affect our growth and financial results.

We acquire existing properties, either in individual transactions or portfolios offered by other commercial real estate owners. In addition to the general risks related to real estate described above, we are also subject to the following risks which may jeopardize our realization of benefits from acquisitions.

Any failure to manage acquisitions and other significant transactions to achieve anticipated results and to successfully integrate acquired operations into our existing business could negatively impact our financial results: To fully realize anticipated earnings from an acquisition, we must successfully integrate the property into our operating platform. Failures or unexpected circumstances in the integration process, such as a failure to maintain existing relationships with tenants and employees due to changes in processes, standards, or compensation arrangements, or circumstances we did not detect during due diligence, could jeopardize realization of the anticipated earnings.

During 2011, we acquired 5.6 million square feet for an aggregate purchase price of $553.5 million. We continue to seek to acquire and develop flex, industrial and office properties where they meet our criteria all of which we believe will enhance our future financial performance and the value of our portfolio. Our belief, however, is subject to risks, uncertainties and other factors, many of which are forward-looking and are uncertain in nature or are beyond our control, including the risks that our acquisitions and developments may not perform as expected, that we may be unable to quickly integrate new acquisitions and developments into our existing operations, and that any costs to develop projects or redevelop acquired properties may exceed estimates. As of December 31, 2011, the aggregate occupancy of the assets acquired in 2011 was 80.5%. If the Company is unable to lease the vacant square footage of these properties in a reasonable period of time, it may not be able to achieve its objective of enhancing value. Further, we face significant competition for suitable acquisition properties from other real estate investors, including other publicly traded real estate investment trusts and private institutional investors. As a result, we may be unable to acquire additional properties we desire or the purchase price for desirable properties may be significantly increased.

In addition, some of these properties may have unknown characteristics or deficiencies or may not complement our portfolio of existing properties. We may also finance future acquisitions and developments through a combination of borrowings, proceeds from equity or debt offerings by us or the Operating Partnership, and proceeds from property divestitures. These financing options may not be available when desired or required or may be more costly than anticipated, which could adversely affect our cash flow. Real property development is subject to a number of risks, including construction delays, complications in obtaining necessary zoning, occupancy and other governmental permits, cost overruns, financing risks, and the possible inability to meet expected occupancy and rent levels. If any of these problems occur, development costs for a project may increase, and there may be costs incurred for projects that are not completed. As a result of the foregoing, some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of acquisition or development, negatively affecting our operating results. Any of the foregoing risks could adversely affect our financial condition, operating results and cash flow, and our ability to pay dividends on, and the market price of, our stock. In addition, we may be unable to successfully integrate and effectively manage the properties we do acquire and develop, which could adversely affect our results of operations.

Acquired properties are subject to property tax reappraisals which may increase our property tax expense: Facilities that we acquire are subject to property tax reappraisal which can result in substantial increases to the ongoing property taxes paid by the seller. The reappraisal process is subject to judgment of governmental agencies regarding estimated real estate values and other factors, and as a result there is a significant degree of uncertainty in estimating the property tax expense of an acquired property. In connection with future or recent acquisitions of properties, if our estimates of property taxes following reappraisal are too low, we may not realize anticipated earnings from an acquisition.

We acquire existing properties, either in individual transactions or portfolios offered by other commercial real estate owners. In addition to the general risks related to real estate described above, we are also subject to the following risks which may jeopardize our realization of benefits from acquisitions.

We would incur adverse tax consequences if we fail to qualify as a REIT.

Our cash flow would be reduced if we fail to qualify as a REIT: While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be so qualified, we cannot be certain. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

We may need to borrow funds to meet our REIT distribution requirements: To qualify as a REIT, we must generally distribute to our shareholders 90% of our taxable income. Our income consists primarily of our share of our Operating Partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

PS has significant influence over us.

At December 31, 2011, PS owned 24.0% of the outstanding shares of the Company's common stock and 23.2% of the outstanding common units of the Operating Partnership (100.0% of the common units not owned by the Company). Assuming issuance of the Company's common stock upon redemption of its partnership units, PS would own 41.7% of the outstanding shares of the Company's common stock. In addition, the PS Business Parks name and logo is owned by PS and licensed to the Company under a non-exclusive, royalty-free license agreement. The license can be terminated by either party for any reason with six months written notice. Ronald L. Havner, Jr., the Company's chairman, is also Chairman of the Board, Chief Executive Officer and President of PS. Consequently, PS has the ability to significantly influence all matters submitted to a vote of our shareholders, including electing directors, changing our articles of incorporation, dissolving and approving other extraordinary transactions such as mergers, and all matters requiring the consent of the limited partners of the Operating Partnership. PS's interest in such matters may differ from other shareholders. In addition, PS's ownership may make it more difficult for another party to take over our Company without PS's approval.

Provisions in our organizational documents may prevent changes in control.

Our articles generally prohibit any person from owning more than 7% of our shares: Our articles of incorporation restrict the number of shares that may be owned by any other person, and the partnership agreement of our Operating Partnership contains an anti-takeover provision. No shareholder (other than PS and certain other specified shareholders) may own more than 7% of the outstanding shares of our common stock, unless our board of directors waives this limitation. We imposed this limitation to avoid, to the extent possible, a concentration of ownership that might jeopardize our ability to qualify as a REIT. This limitation, however, also makes a change of control much more difficult (if not impossible) even if it may be favorable to our public shareholders. These provisions will prevent future takeover attempts not supported by PS even if a majority of our public shareholders consider it to be in their best interests as they would receive a premium for their shares over market value or for other reasons.

Our board can set the terms of certain securities without shareholder approval: Our board of directors is authorized, without shareholder approval, to issue up to 50.0 million shares of preferred stock and up to

100.0 million shares of equity stock, in each case in one or more series. Our board has the right to set the terms of each of these series of stock. Consequently, the board could set the terms of a series of stock that could make it difficult (if not impossible) for another party to take over our Company even if it might be favorable to our public shareholders. Our articles of incorporation also contain other provisions that could have the same effect. We can also cause our Operating Partnership to issue additional interests for cash or in exchange for property.

The partnership agreement of our Operating Partnership restricts mergers: The partnership agreement of our Operating Partnership generally provides that we may not merge or engage in a similar transaction unless the limited partners of our Operating Partnership are entitled to receive the same proportionate payments as our shareholders. In addition, we have agreed not to merge unless the merger would have been approved had the limited partners been able to vote together with our shareholders, which has the effect of increasing PS's influence over us due to PS's ownership of operating partnership units. These provisions may make it more difficult for us to merge with another entity.

Our Operating Partnership poses additional risks to us.

Limited partners of our Operating Partnership, including PS, have the right to vote on certain changes to the partnership agreement. They may vote in a way that is against the interests of our shareholders. Also, as general partner of our Operating Partnership, we are required to protect the interests of the limited partners of the Operating Partnership. The interests of the limited partners and of our shareholders may differ.

We depend on external sources of capital to grow our Company.

We are generally required under the Internal Revenue Code to distribute at least 90% of our taxable income. Because of this distribution requirement, we may not be able to fund future capital needs, including any necessary building and tenant improvements, from operating cash flow. Consequently, we may need to rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Access to third-party sources of capital depends, in part, on general market conditions, the market's perception of our growth potential, our current and expected future earnings, our cash flow, and the market price per share of our common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy any debt service obligations, or make cash distributions to shareholders.

We would incur adverse tax consequences if we fail to qualify as a REIT.

Our cash flow would be reduced if we fail to qualify as a REIT: While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be so qualified, we cannot be certain. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

We may need to borrow funds to meet our REIT distribution requirements: To qualify as a REIT, we must generally distribute to our shareholders 90% of our taxable income. Our income consists primarily of our share of our Operating Partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

We are subject to laws and governmental regulations and actions that affect our operating results and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal, state and local laws, regulations and policies including those imposed by the SEC, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance and restatement of our financial statements.

There can also be no assurance that, in response to current economic conditions or the current political environment or otherwise, laws and regulations will not be implemented or changed in ways that adversely affect our operating results and financial condition, such as recently adopted legislation that expands health care coverage costs or facilitates union activity or federal legislative proposals to otherwise increase operating costs.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the U.S. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered in, and approximately 41.0% of our properties are located in California, which like many other state and local jurisdictions is facing severe budgetary problems and deficits. Actions that may be taken in response to these problems, such as increases in property taxes, changes to sales taxes or other governmental efforts to raise revenues could adversely impact our business and results of operations.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. *PROPERTIES*

As of December 31, 2011, the Company owned 102 business parks consisting of a geographically diverse portfolio of 27.2 million rentable square feet of commercial real estate which consists of 14.7 million square feet of flex space, 7.5 million square feet of industrial space and 5.0 million square feet of office space concentrated primarily in eight states consisting of California, Virginia, Florida, Texas, Maryland, Oregon, Arizona and Washington. The weighted average occupancy rate throughout 2011 was 89.2% and the realized rent per square foot was $15.24.

The following table reflects the geographical diversification of the 102 business parks owned by the Company as of December 31, 2011, the type of the rentable square footage and the weighted average occupancy rates throughout 2011 (except as set forth below, all of the properties are held in fee simple interest) *(in thousands, except number of business parks)*:

State	Number of Business Parks	Rentable Square Footage				Weighted Average Occupancy Rate
		Flex	Industrial	Office	Total	
California (1)	48	5,356	4,618	1,167	11,141	89.5%
Virginia	17	1,947	—	2,218	4,165	84.2%
Florida (1)	3	1,074	2,631	12	3,717	96.4%
Texas (2)	19	3,095	231	—	3,326	90.4%
Maryland	6	970	—	1,382	2,352	87.0%
Oregon	3	1,126	—	188	1,314	82.8%
Arizona	4	679	—	—	679	89.6%
Washington	2	493	—	28	521	93.6%
Total	102	14,740	7,480	4,995	27,215	89.2%

(1) The Company has 5.4 million square feet, 5.1 million square feet in California and 307,000 square feet in Florida, which serves as collateral to mortgage notes payable. For more information, see Note 6 to the consolidated financial statements.

(2) The Company owns two properties that are subject to ground leases in Las Colinas, Texas, expiring in 2019 and 2020, each with one 10 year extension option.

We currently anticipate that each of the properties listed above will continue to be used for its current purpose. Competition exists in each of the market areas in which these properties are located.

The Company has no plans to change the current use of its properties. The Company typically renovates its properties in connection with the re-leasing of space to tenants and expects that it will pay the costs of such renovations from rental income. The Company has risks that tenants will default on leases and declare bankruptcy. Management believes these risks are mitigated through the Company's geographic diversity and diverse tenant base.

The Company evaluates the performance of its business parks primarily based on net operating income ("NOI"). NOI is defined by the Company as rental income as defined by GAAP less cost of operations as defined by GAAP, excluding depreciation and amortization. The Company uses NOI and its components as a measurement of the performance of its commercial real estate. Management believes that these financial measures provide them, as well as the investor, the most consistent measurement on a comparative basis of the performance of the commercial real estate and its contribution to the value of the Company. Depreciation and amortization have been excluded from NOI as they are generally not used in determining the value of commercial real estate by management or the investment community. Depreciation and amortization are generally not used in determining value as they consider the historical costs of an asset compared to its current value; therefore, to understand the effect of the assets' historical cost on the Company's results, investors should look at GAAP financial measures, such as total operating costs including depreciation and amortization. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP. As part of the table below, we have reconciled total NOI to income from continuing operations, which we consider the most directly comparable financial measure calculated in accordance with GAAP. The following information illustrates rental income, cost of operations and NOI generated by the Company's total portfolio in 2011, 2010 and 2009 by state and by property classifications. As a result of acquisitions and dispositions, certain properties were not held for the full year.

The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP. The tables below also include a reconciliation of NOI to the most comparable amounts based on GAAP *(in thousands)*:

	For the Year Ended December 31, 2011				For the Year Ended December 31, 2010				For the Year Ended December 31, 2009			
	Flex	Office	Industrial	Total	Flex	Office	Industrial	Total	Flex	Office	Industrial	Total
Rental Income:												
California	$ 48,014	$18,557	$ 8,517	$ 75,088	$ 49,601	$20,561	$ 8,096	$ 78,258	$ 52,669	$21,500	$ 8,413	$ 82,582
Virginia	32,829	42,030	—	74,859	33,464	25,665	—	59,129	34,265	24,575	—	58,840
Florida	10,592	235	20,250	31,077	10,228	216	20,076	30,520	11,292	212	19,912	31,416
Texas	31,229	—	1,308	32,537	28,274	—	1,265	29,539	23,285	—	1,245	24,530
Maryland	20,098	32,783	—	52,881	17,218	29,762	—	46,980	16,670	22,442	—	39,112
Oregon	14,029	3,210	—	17,239	15,094	3,049	—	18,143	14,269	2,941	—	17,210
Arizona	5,655	—	—	5,655	5,793	—	—	5,793	6,393	—	—	6,393
Washington	7,894	589	—	8,483	7,738	552	—	8,290	8,291	638	—	8,929
Total	170,340	97,404	30,075	297,819	167,410	79,805	29,437	276,652	167,134	72,308	29,570	269,012
Cost of Operations:												
California	14,748	7,799	2,151	24,698	14,732	8,015	1,745	24,492	14,643	7,983	1,778	24,404
Virginia	8,761	16,420	—	25,181	8,381	8,665	—	17,046	8,890	8,635	—	17,525
Florida	3,975	165	6,033	10,173	3,752	134	6,041	9,927	3,985	130	5,952	10,067
Texas	10,918	—	339	11,257	10,535	—	335	10,870	8,692	—	336	9,028
Maryland	5,182	11,261	—	16,443	5,160	10,036	—	15,196	4,820	7,293	—	12,113
Oregon	5,626	1,415	—	7,041	5,326	1,393	—	6,719	5,403	1,352	—	6,755
Arizona	2,734	—	—	2,734	2,749	—	—	2,749	2,735	—	—	2,735
Washington	2,420	201	—	2,621	2,438	193	—	2,631	2,205	207	—	2,412
Total	54,364	37,261	8,523	100,148	53,073	28,436	8,121	89,630	51,373	25,600	8,066	85,039
NOI:												
California	33,266	10,758	6,366	50,390	34,869	12,546	6,351	53,766	38,026	13,517	6,635	58,178
Virginia	24,068	25,610	—	49,678	25,083	17,000	—	42,083	25,375	15,940	—	41,315
Florida	6,617	70	14,217	20,904	6,476	82	14,035	20,593	7,307	82	13,960	21,349
Texas	20,311	—	969	21,280	17,739	—	930	18,669	14,593	—	909	15,502
Maryland	14,916	21,522	—	36,438	12,058	19,726	—	31,784	11,850	15,149	—	26,999
Oregon	8,403	1,795	—	10,198	9,768	1,656	—	11,424	8,866	1,589	—	10,455
Arizona	2,921	—	—	2,921	3,044	—	—	3,044	3,658	—	—	3,658
Washington	5,474	388	—	5,862	5,300	359	—	5,659	6,086	431	—	6,517
Total	$115,976	$60,143	$21,552	$197,671	$114,337	$51,369	$21,316	$187,022	$115,761	$46,708	$21,504	$183,973

The following table is provided to reconcile NOI to consolidated income from continuing operations as determined by GAAP *(in thousands)*:

	For The Years Ended December 31,		
	2011	2010	2009
Property net operating income	$197,671	$187,022	$183,973
Facility management fees	684	672	698
Interest and other income	221	333	536
Depreciation and amortization	(84,542)	(78,441)	(84,011)
General and administrative	(9,036)	(9,651)	(6,202)
Interest expense	(5,455)	(3,534)	(3,552)
Income from continuing operations	$ 99,543	$ 96,401	$ 91,442

Portfolio Information

The table below sets forth information with respect to occupancy and rental rates of the Company's total portfolio for each of the last five years, including discontinued operations:

	2011	2010	2009	2008	2007
Weighted average occupancy rate	89.2%	90.8%	90.5%	93.5%	93.4%
Realized rent per square foot	$15.24	$14.96	$15.45	$15.50	$14.97

The following table set forth the lease expirations for all assets in continuing operations as of December 31, 2011 *(in thousands)*:

Lease Expirations as of December 31, 2011

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annualized Rental Income Under Expiring Leases	Percent of Annualized Rental Income Represented by Expiring Leases
2012	6,110	$ 83,546	23.2%
2013	6,419	92,317	25.7%
2014	4,289	61,361	17.1%
2015	2,597	36,827	10.2%
2016	2,854	43,299	12.0%
2017	802	13,350	3.8%
2018	408	9,871	2.7%
2019	150	3,086	0.9%
2020	370	6,933	1.9%
2021	306	4,776	1.3%
Thereafter	151	4,128	1.2%
Total	24,456	$359,494	100.0%

ITEM 3. *LEGAL PROCEEDINGS*

We are not presently subject to material litigation nor, to our knowledge, is any material litigation threatened against us, other than routine actions for negligence and other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance or third party indemnifications and all of which collectively we do not expect to have a material adverse effect on our financial condition, results of operations, or liquidity.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Price of the Registrant's Common Equity:

The common stock of the Company trades on the New York Stock Exchange under the symbol PSB. The following table sets forth the high and low sales prices of the common stock on the New York Stock Exchange for the applicable periods:

Three Months Ended	Range	
	High	Low
March 31, 2010	$55.26	$44.34
June 30, 2010	$61.88	$50.69
September 30, 2010	$61.15	$52.14
December 31, 2010	$61.54	$51.31
March 31, 2011	$63.16	$55.63
June 30, 2011	$61.10	$52.13
September 30, 2011	$59.49	$46.39
December 31, 2011	$56.87	$46.19

Holders:

As of February 20, 2012, there were 407 holders of record of the common stock.

Dividends:

Holders of common stock are entitled to receive distributions when, as and if declared by the Company's Board of Directors out of any funds legally available for that purpose. The Company is required to distribute at least 90% of its taxable income prior to the filing of the Company's tax return to maintain its REIT status for federal income tax purposes. It is management's intention to pay distributions of not less than these required amounts.

Distributions paid per share of common stock for the years ended December 31, 2011 and 2010 amounted to $1.76 per year. The Board of Directors has established a distribution policy intended to maximize the retention of operating cash flow and distribute the minimum amount required for the Company to maintain its tax status as a REIT. Pursuant to restrictions contained in the Company's Credit Facility, distributions may not exceed 95% of funds from operations, as defined therein, for any four consecutive quarters. For more information on the Credit Facility, see Note 5 to the consolidated financial statements.

Issuer Repurchases of Equity Securities:

The Company's Board of Directors previously authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. During the three months ended December 31, 2011, there were no shares of the Company's common stock repurchased. As of December 31, 2011, the Company has 1,614,721 shares available for purchase under the program. The program does not expire. Purchases will be made subject to market conditions and other investment opportunities available to the Company.

Securities Authorized for Issuance Under Equity Compensation Plans:

The equity compensation plan information is provided in Item 12.

ITEM 6. *SELECTED FINANCIAL DATA*

The following sets forth selected consolidated financial and operating information on a historical basis of the Company. The following information should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Form 10-K. Note that historical results from 2010 through 2007 were reclassified to conform to 2011 presentation for discontinued operations. See Note 3 to the consolidated financial statements included elsewhere in this Form 10-K for a discussion of income from discontinued operations.

	For The Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Revenues:					
Rental income	$297,819	$276,652	$269,012	$279,166	$266,892
Facility management fees	684	672	698	728	724
Total operating revenues	298,503	277,324	269,710	279,894	267,616
Expenses:					
Cost of operations	100,148	89,630	85,039	86,311	82,416
Depreciation and amortization	84,542	78,441	84,011	98,801	97,574
General and administrative	9,036	9,651	6,202	8,099	7,917
Total operating expenses	193,726	177,722	175,252	193,211	187,907
Other income and (expenses):					
Interest and other income	221	333	536	1,457	5,104
Interest expense	(5,455)	(3,534)	(3,552)	(3,952)	(4,130)
Total other income and (expenses)	(5,234)	(3,201)	(3,016)	(2,495)	974
Income from continuing operations	99,543	96,401	91,442	84,188	80,683
Discontinued operations:					
Income from discontinued operations	380	468	1,409	1,159	992
Gain on sale of real estate facility	2,717	5,153	1,488	—	—
Total discontinued operations	3,097	5,621	2,897	1,159	992
Net income	$102,640	$102,022	$ 94,339	$ 85,347	$ 81,675
Net income allocation:					
Net income allocable to noncontrolling interests:					
Noncontrolling interests — common units	$ 15,543	$ 11,594	$ 19,730	$ 8,296	$ 6,155
Noncontrolling interests — preferred units	(6,991)	5,103	(2,569)	7,007	6,854
Total net income allocable to noncontrolling interests	8,552	16,697	17,161	15,303	13,009
Net income allocable to PS Business Parks, Inc.:					
Common shareholders	52,162	38,959	59,413	23,179	17,537
Preferred shareholders	41,799	46,214	17,440	46,630	50,937
Restricted stock unit holders	127	152	325	235	192
Total net income allocable to PS Business Parks, Inc	94,088	85,325	77,178	70,044	68,666
Net income	$102,640	$102,022	$ 94,339	$ 85,347	$ 81,675

	For The Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Per Common Share:					
Cash Distributions	$ 1.76	$ 1.76	$ 1.76	$ 1.76	$ 1.61
Net income — basic	$ 2.13	$ 1.59	$ 2.70	$ 1.13	$ 0.82
Net income — diluted	$ 2.12	$ 1.58	$ 2.68	$ 1.12	$ 0.81
Weighted average common shares— basic	24,516	24,546	21,998	20,443	21,313
Weighted average common shares — diluted	24,599	24,687	22,128	20,618	21,573
Balance Sheet Data:					
Total assets	$2,138,619	$1,621,057	$1,564,822	$1,469,323	$1,516,583
Total debt	$ 717,084	$ 144,511	$ 52,887	$ 59,308	$ 60,725
Equity:					
PS Business Parks, Inc.'s shareholder's equity:					
Preferred stock	$ 598,546	$ 598,546	$ 626,046	$ 706,250	$ 716,250
Common stock	$ 580,659	$ 594,982	$ 589,633	$ 414,564	$ 439,330
Noncontrolling interests:					
Preferred units	$ 5,583	$ 53,418	$ 73,418	$ 94,750	$ 94,750
Common units	$ 175,807	$ 176,179	$ 176,540	$ 148,023	$ 154,470
Other Data:					
Net cash provided by operating activities	$ 181,876	$ 177,941	$ 179,625	$ 189,337	$ 184,094
Net cash used in investing activities	$ (338,362)	$ (327,448)	$ (26,956)	$ (35,192)	$ (180,188)
Net cash provided by (used in) financing activities	$ 156,400	$ (53,656)	$ 545	$ (134,171)	$ (35,882)
Funds from operations(1)	$ 149,797	$ 124,420	$ 163,074	$ 131,558	$ 122,405
Square footage owned at end of period	27,215	21,791	19,556	19,556	19,556

(1) Funds from operations ("FFO") is computed in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income, computed in accordance with GAAP, before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. FFO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially impact the Company's results of operations. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to that of other real estate companies. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders and for information on why the Company presents FFO.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of the results of operations and financial condition should be read in conjunction with the selected financial data and the Company's consolidated financial statements and notes thereto included elsewhere in the Form 10-K.

Overview

As of December 31, 2011, the Company owned and operated 27.2 million rentable square feet of multi-tenant flex, industrial and office properties located in eight states.

The Company focuses on increasing profitability and cash flow aimed at maximizing shareholder value. The Company strives to maintain high occupancy levels while increasing rental rates when market conditions allow, although the Company may decrease rental rates in markets where conditions require. The Company also acquires properties it believes will create long-term value, and from time to time disposes of properties which no longer fit within the Company's strategic objectives or in situations where the Company believes it can optimize cash proceeds. Operating results are driven primarily by income from rental operations and are therefore substantially influenced by rental demand for space within our properties and rental rates.

During 2011, the Company leased 6.6 million square feet of space including 3.8 million square feet of renewals of existing leases and 2.8 million square feet of new leases. Overall, the Company experienced a decrease in rental rates in comparing new rental rates to outgoing rental rates by 8.3%. See further discussion of operating results below.

Critical Accounting Policies and Estimates:

Our accounting policies are described in Note 2 to the consolidated financial statements included in this Form 10-K. We believe our most critical accounting policies relate to revenue recognition, property acquisitions, allowance for doubtful accounts, impairment of long-lived assets, depreciation, accruals of operating expenses and accruals for contingencies, each of which we discuss below.

Revenue Recognition: The Company must meet four basic criteria before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed or determinable; and collectability is reasonably assured. All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Straight-line rent is recognized for all tenants with contractual fixed increases in rent that are not included on the Company's credit watch list. Deferred rent receivable represents rental revenue recognized on a straight-line basis in excess of billed rents. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as rental income in the period the applicable costs are incurred. Property management fees are recognized in the period earned.

Property Acquisitions: The Company records the purchase price of acquired properties to land, buildings and improvements and intangible assets and liabilities associated with in-place leases (including tenant improvements, unamortized lease commissions, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any) based on their respective estimated fair values. Acquisition-related costs are expensed as incurred.

In determining the fair value of the tangible assets of the acquired properties, management considers the value of the properties as if vacant as of the acquisition date. Management must make significant assumptions in determining the value of assets acquired and liabilities assumed. Using different assumptions in the recording of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. Amounts recorded to land are derived from comparable sales of land within the same region. Amounts recorded to buildings and improvements, tenant improvements and unamortized lease commissions are based on current market replacement costs and other market rate information.

The value recorded to the above-market or below-market in-place lease values of acquired properties is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual rents to be paid pursuant to the in-place leases, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The amounts recorded to above-market or below-market leases are included in other assets or other liabilities in the accompanying consolidated balance sheets and are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases.

Allowance for Doubtful Accounts: Rental revenue from our tenants is our principal source of revenue. We monitor the collectability of our receivable balances including the deferred rent receivable on an ongoing basis. Based on these reviews, we maintain an allowance for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. Tenant receivables and deferred rent receivables are carried net of the allowances for uncollectible tenant receivables and deferred rent. As discussed below, determination of the adequacy of these allowances requires significant judgments and estimates. Our estimate of the required allowance is subject to revision as the factors discussed below change and is sensitive to the effect of economic and market conditions on our tenants.

Tenant receivables consist primarily of amounts due for contractual lease payments, reimbursements of common area maintenance expenses, property taxes and other expenses recoverable from tenants. Determination of the adequacy of the allowance for uncollectible current tenant receivables is performed using a methodology that incorporates specific identification, aging analysis, an overall evaluation of the historical loss trends and the current economic and business environment. The specific identification methodology relies on factors such as the age and nature of the receivables, the payment history and financial condition of the tenant, the assessment of the tenant's ability to meet its lease obligations, and the status of negotiations of any disputes with the tenant. The allowance also includes a reserve based on historical loss trends not associated with any specific tenant. This reserve as well as the specific identification reserve is reevaluated quarterly based on economic conditions and the current business environment.

Deferred rent receivable represents the amount that the cumulative straight-line rental income recorded to date exceeds cash rents billed to date under the lease agreement. Given the long-term nature of these types of receivables, determination of the adequacy of the allowance for unbilled deferred rent receivable is based primarily on historical loss experience. Management evaluates the allowance for unbilled deferred rent receivable using a specific identification methodology for significant tenants designed to assess their financial condition and ability to meet their lease obligations.

Impairment of Long-Lived Assets: The Company evaluates a property for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. On a quarterly basis, we evaluate our entire portfolio for impairment based on current operating information. In the event that these periodic assessments reflect that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, the Company would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. Management must make assumptions related to the property such as future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels and the estimated proceeds generated from the future sale of the property. These assumptions could differ materially from actual results in future periods. Our intent to hold properties over the long-term directly decreases the likelihood of recording an impairment loss. If our strategy changes or if market conditions otherwise dictate an earlier sale date, an impairment loss could be recognized, and such loss could be material.

Depreciation: We compute depreciation on our buildings and improvements using the straight-line method based on estimated useful lives generally ranging from five to 30 years. A significant portion of the acquisition cost of each property is recorded to building and building components. The recording of the acquisition cost to building and building components, as well as the determination of their useful lives, are based on estimates. If we do not appropriately record to these components or we incorrectly estimate the useful lives of these components, our computation of depreciation expense may not appropriately reflect the actual impact of these costs over future periods, which will affect net income. In addition, the net book value of real estate assets could be overstated or understated. The statement of cash flows, however, would not be affected.

Accruals of Operating Expenses: The Company accrues for property tax expenses, performance bonuses and other operating expenses each quarter based on historical trends and anticipated disbursements. If these estimates are incorrect, the timing and amount of expense recognized will be affected.

Accruals for Contingencies: The Company is exposed to business and legal liability risks with respect to events that may have occurred, but in accordance with GAAP has not accrued for such potential liabilities because the loss is either not probable or not estimable. Future events could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations.

Effect of Economic Conditions on the Company's Operations: During 2011, the impact of the recent recession and continued weak economic conditions on commercial real estate was significant as the Company continued to experience decreases in new rental rates over expiring rental rates on executed leases. Although it is uncertain what impact economic conditions will have on the Company's future ability to maintain existing occupancy levels and rental rates, management expects that the decrease in rental rates on lease transactions will result in a decrease in rental income for 2012 when compared to 2011. Current and future economic conditions may continue to have a significant impact on the Company, potentially resulting in further reductions in occupancy and rental rates.

While the Company historically has experienced a low level of write-offs of uncollectable rents, there is inherent uncertainty in a tenant's ability to continue paying rent and meet their full lease obligation. The table below summarizes the impact to the Company from tenants' inability to pay rent or continue to meet their lease obligations *(in thousands)*:

	For The Years Ended December 31,		
	2011	2010	2009
Annual write — offs of uncollectible rent	$1,172	$1,464	$ 988
Annual write — offs as a percentage of annual rental income	0.4%	0.5%	0.4%
Square footage of leases terminated prior to scheduled expiration due to business failures/bankruptcies	536	572	821
Accelerated depreciation expense related to unamortized tenant improvements and lease commissions associated with early terminations	$1,370	$2,779	$2,653

As of February 24, 2012, the Company had 24,000 square feet of leased space occupied by tenants that are protected by Chapter 11 of the U.S. Bankruptcy Code. From time to time, tenants contact us, requesting early termination of their lease, a reduction in space under lease, or rent deferment or abatement. At this time, the Company cannot anticipate what impact, if any, the ultimate outcome of these discussions will have on our future operating results.

Company Performance and Effect of Economic Conditions on Primary Markets: The Company's operations are substantially concentrated in 10 regions. During the year ended December 31, 2011, initial rental rates on new and renewed leases within the Company's overall portfolio decreased 8.3% over expiring rents, an improvement from a decline of 13.0% for the year ended December 31, 2010. The Company's Same Park (defined below) occupancy rate at December 31, 2011 was 92.5%, up from 91.8% at December 31, 2010. The Company's overall occupancy rate at December 31, 2011 was 88.9%, compared to 89.6% at December 31, 2010. Each of the 10 regions in which the Company owns assets is subject to its own unique market influences. See "Supplemental Property Data and Trends" below for more information on regional operating data.

Growth of the Company's Operations and Acquisitions and Dispositions of Properties: The Company is focused on maximizing cash flow from its existing portfolio of properties by looking for opportunities to expand its presence in existing and new markets through strategic acquisitions. The Company may from time to time dispose of non-strategic assets that do not meet this criterion. The Company has historically maintained a low-leverage-level approach intended to provide the Company with the greatest level of flexibility for future growth.

As of December 31, 2011, the blended occupancy rate of the nine assets acquired was 80.1% compared to a blended occupancy rate of 77.5% at the time of acquisition. As of December 31, 2011, the Company had 1.6 million square feet of vacancy spread over these nine acquisitions which provides the Company with considerable opportunity to generate additional rental income given that the Company's other assets in these same submarkets have a blended occupancy of 91.9% at December 31, 2011. The table below reflects the assets acquired in 2011 and 2010 *(in thousands)*:

Property	Date Acquired	Location	Purchase Price	Square Feet	Occupancy at Acquisition	Occupancy at December 31, 2011
Northern California Portfolio	December, 2011	East Bay, California	$520,000	5,334	82.2%	82.4%
Royal Tech	October, 2011	Las Colinas, Texas	2,835	80	0.0%	0.0% (1)
MICC — Center 22	August, 2011	Miami, Florida	3,525	46	33.3%	33.3%
Warren Building	June, 2011	Tysons Corner, Virginia	27,100	140	68.0%	69.5%
Westpark Business Campus	December, 2010	Tysons Corner, Virginia	140,000	735	61.9%	65.0%
Tysons Corporate Center	July, 2010	Tysons Corner, Virginia	35,400	270	47.0%	65.9%
Parklawn Business Park	June, 2010	Rockville, Maryland	23,430	232	70.6%	83.0%
Austin Flex Portfolio	April, 2010	Austin, Texas	42,900	704	88.0%	92.0%
Shady Grove Executive Center	March, 2010	Rockville, Maryland	60,000	350	73.5%	88.0%
Total			**$855,190**	**7,891**	**77.5%**	**80.1%**

(1) As of January 1, 2012, the building was 100.0% leased to a single user.

In addition to the 2010 property acquisitions, during 2010, the Company also completed construction on a parcel of land within MICC in Miami, Florida, which added 75,000 square feet of rentable small tenant industrial space. As of December 31, 2011, the newly constructed building was 89.9% occupied. Collectively, the Non-Same Park (defined below) assets, which includes the acquired assets noted above and the development in Miami were 80.2% occupied at December 31, 2011.

The Company made no acquisitions during the year ended December 31, 2009.

In August, 2011, the Company completed the sale of Westchase Corporate Park, a 177,000 square foot flex park consisting of 13 buildings in Houston, Texas, for a gross sales price of $9.8 million, resulting in a net gain of $2.7 million.

During January, 2010, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas, for a gross sales price of $10.0 million, resulting in a net gain of $5.2 million.

In May, 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million.

Scheduled Lease Expirations: In addition to the 3.0 million square feet, or 11.1%, of space available in our total portfolio as of December 31, 2011, leases representing 25.0% of the leased square footage of our total portfolio or 23.2% of annualized rental income are scheduled to expire in 2012. Our ability to re-lease available space depends upon the market conditions in the specific submarkets in which our properties are located. As a result, we cannot predict with certainty the rate at which expiring leases will be re-leased.

Impact of Inflation: Although inflation has not been significant in recent years, it remains a potential factor in our economy, and the Company continues to seek ways to mitigate its potential impact. A substantial portion of the Company's leases require tenants to pay operating expenses, including real estate taxes, utilities, and insurance, as well as increases in common area expenses, partially reducing the Company's exposure to inflation.

Concentration of Portfolio by Region: The table below reflects the Company's square footage from continuing operations based on regional concentration as of December 31, 2011 *(in thousands)*:

Region	Square Footage	Percent of Total
California		
Northern California	7,153	26.3%
Southern California	3,988	14.7%
Virginia	4,165	15.3%
Florida	3,717	13.7%
Texas		
Northern Texas	1,769	6.5%
Southern Texas	1,557	5.7%
Maryland	2,352	8.6%
Oregon	1,314	4.8%
Arizona	679	2.5%
Washington	521	1.9%
Total Square Footage	27,215	100.0%

Concentration of Credit Risk by Industry: The information below depicts the industry concentration of our tenant base as of December 31, 2011. The Company analyzes this concentration to minimize significant industry exposure risk.

Industry	Percent of Annualized Rental Income
Business services	15.4%
Health services	11.3%
Government	10.6%
Computer hardware, software and related services	10.4%
Warehouse, distribution, transportation and logistics	9.3%
Engineering and construction	6.1%
Insurance and financial services	5.8%
Retail, food and automotive	5.4%
Communications	5.1%
Home furnishing	3.4%
Aerospace/defense products and services	3.2%
Electronics	3.1%
Educational services	1.7%
Other	9.2%
Total	100.0%

The information below depicts the Company's top 10 customers by annualized rental income as of December 31, 2011 *(in thousands)*:

Tenants	Square Footage	Annualized Rental Income(1)	Percent of Annualized Rental Income
U.S. Government	829	$21,930	6.5%
Lockheed Martin Corporation	193	5,237	1.5%
Level 3 Communication	197	3,641	1.1%
Kaiser Permanente	206	3,540	1.0%
Bristol-Meyers Squibb	114	2,667	0.8%
Wells Fargo.	120	2,231	0.7%
Luminex Corporation	149	2,209	0.7%
Keeco LLC.	280	1,950	0.6%
AARP	102	1,768	0.5%
ATS Corporation	58	1,745	0.5%
Total	2,248	$46,918	13.9%

(1) For leases expiring prior to December 31, 2012, annualized rental income represents income to be received under existing leases from January 1, 2012 through the date of expiration.

Comparison of 2011 to 2010

Results of Operations: Net income for the year ended December 31, 2011 was $102.6 million compared to $102.0 million for the year ended December 31, 2010. Net income allocable to common shareholders for the year ended December 31, 2011 was $52.2 million compared to $39.0 million for the year ended December 31, 2010. Net income per common share on a diluted basis was $2.12 for the year ended December 31, 2011 compared to $1.58 for the year ended December 31, 2010 (based on weighted average diluted common shares outstanding of 24,599,000 and 24,687,000, respectively). The increase in net income allocable to common shareholders was primarily a result of an increase in net operating income and lower distributions resulting from the reduction of preferred equity outstanding, partially offset by the change in gain on the sale of a real estate facility combined with increases in interest and depreciation expense primarily related to property acquisitions.

In order to evaluate the performance of the Company's overall portfolio over comparable periods, management analyzes the operating performance of stabilized properties owned and operated throughout both periods (herein referred to as "Same Park"). Acquired assets are generally considered stabilized when occupancy is within a range of comparable Company assets. Operating properties that the Company acquired subsequent to January 1, 2010 or those that are not deemed to be stabilized are referred to as "Non-Same Park." For the years ended December 31, 2011 and 2010, the Same Park facilities constitute 19.2 million rentable square feet, which includes all stabilized assets in continuing operations that the Company owned from January 1, 2010 through December 31, 2011, representing 70.7% of the 27.2 million square feet in the Company's portfolio as of December 31, 2011.

The following table presents the operating results of the Company's properties for the years ended December 31, 2011 and 2010 in addition to other income and expense items affecting income from continuing operations. The Company reports Same Park operations to provide information regarding trends for stabilized properties the Company has held for the periods being compared *(in thousands, except per square foot data)*:

	For The Years Ended December 31,		
	2011	**2010**	**Change**
Rental income:			
Same Park (19.2 million rentable square feet) (1)	$256,442	$261,198	(1.8%)
Non-Same Park (8.0 million rentable square feet) (2)	41,377	15,454	167.7%
Total rental income	297,819	276,652	7.7%
Cost of operations:			
Same Park	84,228	83,858	0.4%
Non-Same Park	15,920	5,772	175.8%
Total cost of operations	100,148	89,630	11.7%
Net operating income (3):			
Same Park (1)	172,214	177,340	(2.9%)
Non-Same Park	25,457	9,682	162.9%
Total net operating income	197,671	187,022	5.7%
Other income and (expenses):			
Facility management fees	684	672	1.8%
Interest and other income	221	333	(33.6%)
Interest expense	(5,455)	(3,534)	54.4%
Depreciation and amortization	(84,542)	(78,441)	7.8%
General and administrative	(5,969)	(6,389)	(6.6%)
Acquisition transaction costs	(3,067)	(3,262)	(6.0%)
Income from continuing operations	$ 99,543	$ 96,401	3.3%
Same Park gross margin (4)	67.2%	67.9%	(1.0%)
Same Park weighted average occupancy	91.1%	91.6%	(0.5%)
Non-Same Park weighted average occupancy	75.3%	77.9%	
Same Park realized rent per square foot (5)	$ 14.46	$ 14.81	(2.4%)

(1) See above for a definition of Same Park. Excluding $2.9 million of lease buyout income noted below, rental income and net operating income from the Same Park portfolio decreased 2.9% and 4.5%, respectively, for the year ended December 31, 2011 over 2010.

(2) See above for a definition of Non-Same Park.

(3) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. See "Item 2. Properties" above for more information on NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP.

(4) Same Park gross margin is computed by dividing Same Park NOI by Same Park rental income.

(5) Same Park realized rent per square foot represents the Same Park rental income earned per occupied square foot excluding $2.9 million of lease buyout income noted below. Including the $2.9 million of lease buyout income, Same Park realized rent per square foot was $14.62 for the year ended December 31, 2011.

Supplemental Property Data and Trends: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income prior to depreciation and amortization (defined as "NOI" for purposes of the following table) from continuing operations is summarized for the years ended December 31, 2011 and 2010 by region below. See "Item 2. Properties" above for more information on NOI, including why the Company presents NOI and how the Company uses NOI. The

Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP.

The following table summarizes the Same Park operating results by region for the years ended December 31, 2011 and 2010. In addition, the table reflects the comparative impact on the overall rental income, cost of operations and NOI from properties that have been acquired since January 1, 2010, and the impact of such is included in Non-Same Park facilities in the table below. As part of the table below, we have reconciled total NOI to income from continuing operations *(in thousands)*:

Region	Rental Income December 31, 2011	Rental Income December 31, 2010	Increase (Decrease)	Cost of Operations December 31, 2011	Cost of Operations December 31, 2010	Increase (Decrease)	NOI December 31, 2011	NOI December 31, 2010	Increase (Decrease)
Same Park									
Northern California	$ 19,524	$ 19,820	(1.5%)	$ 6,871	$ 6,830	0.6%	$ 12,653	$ 12,990	(2.6%)
Southern California	54,329	58,438	(7.0%)	17,430	17,662	(1.3%)	36,899	40,776	(9.5%)
Virginia	55,112	56,932	(3.2%)	17,009	16,079	5.8%	38,103	40,853	(6.7%)
Florida	30,407	30,397	0.0%	9,829	9,864	(0.4%)	20,578	20,533	0.2%
Northern Texas	16,482	16,664	(1.1%)	5,598	5,720	(2.1%)	10,884	10,944	(0.5%)
Southern Texas	8,313	7,878	5.5%	2,899	3,268	(11.3%)	5,414	4,610	17.4%
Maryland	40,898	38,843	5.3%	12,196	12,336	(1.1%)	28,702	26,507	8.3%
Oregon	17,239	18,143	(5.0%)	7,041	6,719	4.8%	10,198	11,424	(10.7%)
Arizona	5,655	5,793	(2.4%)	2,734	2,749	(0.5%)	2,921	3,044	(4.0%)
Washington	8,483	8,290	2.3%	2,621	2,631	(0.4%)	5,862	5,659	3.6%
Total Same Park	256,442	261,198	(1.8%)	84,228	83,858	0.4%	172,214	177,340	(2.9%)
Non-Same Park									
Northern California	1,235	—	100.0%	397	—	100.0%	838	—	100.0%
Virginia	19,747	2,197	798.8%	8,172	966	746.0%	11,575	1,231	840.3%
Florida	670	123	444.7%	344	63	446.0%	326	60	443.3%
Northern Texas	—	—	—	76	—	100.0%	(76)	—	(100.0%)
Southern Texas	7,742	4,997	54.9%	2,684	1,882	42.6%	5,058	3,115	62.4%
Maryland	11,983	8,137	47.3%	4,247	2,861	48.4%	7,736	5,276	46.6%
Total Non-Same Park	41,377	15,454	167.7%	15,920	5,772	175.8%	25,457	9,682	162.9%
Total NOI	$297,819	$276,652	7.7%	$100,148	$89,630	11.7%	$197,671	$187,022	5.7%

Reconciliation of NOI to income from continuing operations			
Total NOI	$197,671	$187,022	5.7%
Other income and (expenses):			
Facilities management fees	684	672	1.8%
Interest and other income	221	333	(33.6%)
Interest expense	(5,455)	(3,534)	54.4%
Depreciation and amortization	(84,542)	(78,441)	7.8%
General and administrative	(9,036)	(9,651)	(6.4%)
Income from continuing operations	$ 99,543	$ 96,401	3.3%

The following table summarizes Same Park weighted average occupancy rates and realized rent per square foot by region for the years ended December 31, 2011 and 2010. Realized rent per square foot for Maryland and Total Same Park excludes $2.9 million of lease buyout income:

	Weighted Average Occupancy Rates For The Years Ended December 31,			Realized Rent Per Square Foot For The Years Ended December 31,		
Region	2011	2010	Change	2011	2010	Change
Northern California	90.0%	89.7%	0.3%	$11.93	$12.15	(1.8%)
Southern California	89.6%	92.5%	(3.1%)	$15.21	$15.85	(4.0%)
Virginia	92.3%	92.7%	(0.4%)	$19.77	$20.34	(2.8%)
Florida	96.8%	95.6%	1.3%	$ 8.73	$ 8.84	(1.2%)
Northern Texas	92.0%	91.8%	0.2%	$10.60	$10.74	(1.3%)
Southern Texas	89.5%	86.7%	3.2%	$10.88	$10.65	2.2%
Maryland	88.5%	91.4%	(3.2%)	$24.29	$24.03	1.1%
Oregon	82.8%	83.7%	(1.1%)	$15.85	$16.50	(3.9%)
Arizona	89.6%	86.7%	3.3%	$ 9.30	$ 9.84	(5.5%)
Washington	93.6%	90.4%	3.5%	$17.39	$17.60	(1.2%)
Total Same Park	91.1%	91.6%	(0.5%)	$14.46	$14.81	(2.4%)

Rental Income: Rental income increased $21.2 million from $276.7 million for the year ended December 31, 2010 to $297.8 million for the year ended December 31, 2011 as a result of a $25.9 million increase in rental income from Non-Same Park facilities, partially offset by a $4.8 million decrease in rental income from the Same Park portfolio. The decrease in rental income from the Same Park portfolio was due to decreases in rental and occupancy rates, partially offset by lease buyout income of $2.9 million associated with a 53,000 square foot lease in Maryland which terminated during the third quarter of 2011. Excluding the lease buyout income, rental income from the Same Park portfolio decreased $7.6 million.

Facility Management Fees: Facility management fees account for a small portion of the Company's net income. During the year ended December 31, 2011, $684,000 of revenue was recognized from facility management fees compared to $672,000 for the year ended December 31, 2010.

Cost of Operations: Cost of operations for the year ended December 31, 2011 was $100.1 million compared to $89.6 million for the year ended December 31, 2010, an increase of $10.5 million, or 11.7% as a result of increases in cost of operations from Non-Same Park facilities of $10.1 million and Same Park of $370,000. The increase in Same Park cost of operations was due to increases in utility costs and repairs and maintenance costs, partially offset by a decrease in payroll and benefit costs.

Depreciation and Amortization Expense: Depreciation and amortization expense was $84.5 million for the year ended December 31, 2011 compared to $78.4 million for the year ended December 31, 2010. The increase was primarily due to depreciation from 2011 and 2010 property acquisitions.

General and Administrative Expenses: For the year ended December 31, 2011, general and administrative expenses decreased $615,000, or 6.4%, over 2010 as a result of a decrease in payroll and benefit costs and a reduction in professional fees related to legal fees paid during the first quarter of 2010. Additionally, general and administrative expenses for the year ended December 31, 2011 were further reduced due to a decrease in acquisition transactions costs. The Company incurred and expensed acquisition transaction costs of $3.1 million and $3.3 million for the years ended December 31, 2011 and 2010, respectively.

Interest and Other Income: Interest and other income reflect earnings on cash balances in addition to miscellaneous income items. Interest income was $22,000 for the year ended December 31, 2011 compared to $198,000 for the year ended December 31, 2010. The decrease was primarily attributable to lower average cash balances in 2011. Average cash balances and effective interest rates for the year ended December 31, 2011 were $12.7 million and 0.2%, respectively, compared to $111.7 million and 0.2%, respectively, for the year ended December 31, 2010.

Interest Expense: Interest expense was $5.5 million for the year ended December 31, 2011 compared to $3.5 million for the year ended December 31, 2010. The increase was primarily attributable to an increase in borrowings on the Credit Facility, interest on the Term Loan and mortgage note assumption related to the Northern California Portfolio acquisition.

Gain on Sale of Real Estate Facility: Included in total discontinued operations is the gain on the sale of Westchase Corporate Park, a 177,000 square foot flex park consisting of 13 buildings in Houston, Texas, for a gross sales price of $9.8 million, resulting in a net gain of $2.7 million during August, 2011.

In January, 2010, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas, for a gross sales price of $10.0 million, resulting in a net gain of $5.2 million.

Net Income Allocable to Noncontrolling Interests: Net income allocable to noncontrolling interests reflects the net income allocable to equity interests in the Operating Partnership that are not owned by the Company. Net income allocable to noncontrolling interests was $8.6 million ($7.0 million of loss allocated to preferred unit holders and $15.5 million of income allocated to common unit holders) for the year ended December 31, 2011 compared to $16.7 million of allocated income ($5.1 million allocated to preferred unit holders and $11.6 million allocated to common unit holders) for the year ended December 31, 2010. Included in net income allocable to noncontrolling interests for the year ended December 31, 2011 was a $7.4 million loss allocated to preferred unit holders resulting from the repurchase by the Company of preferred units at an amount less than the carrying value, partially offset with $1.7 million of income allocated to common unit holders due to the net gain on the repurchases of preferred units. The decrease in net income allocable to noncontrolling interests was a result of a decrease in cash distributions as a result of the preferred equity transactions, partially offset by an increase in net operating income from Non-Same Park facilities.

Comparison of 2010 to 2009

Results of Operations: Net income for the year ended December 31, 2010 was $102.0 million compared to $94.3 million for the year ended December 31, 2009. Net income allocable to common shareholders for the year ended December 31, 2010 was $39.0 million compared to $59.4 million for the year ended December 31, 2009. Net income per common share on a diluted basis was $1.58 for the year ended December 31, 2010 compared to $2.68 for the year ended December 31, 2009 (based on weighted average diluted common shares outstanding of 24,687,000 and 22,128,000, respectively). The decrease in net income allocable to common shareholders was primarily due to the net gain of $35.6 million on the repurchase of preferred equity reported during the first quarter of 2009 combined with acquisition transaction costs of $3.3 million related to 2010 acquisitions. These decreases were partially offset by reductions in depreciation expense, preferred equity cash distributions and net income allocable to noncontrolling interests — common units.

In order to evaluate the performance of the Company's overall portfolio over comparable periods, management analyzes the operating performance of stabilized properties owned and operated throughout both periods (herein referred to as "Same Park"). Acquired assets are generally considered stabilized when occupancy is within a range of comparable Company assets. Operating properties that the Company acquired subsequent to January 1, 2009 or those that are not deemed to be stabilized are referred to as "Non-Same Park." For the years ended December 31, 2010 and 2009, the Same Park facilities constitute 19.2 million rentable square feet, which includes all stabilized assets in continuing operations that the Company owned from January 1, 2009 through December 31, 2010, representing 88.3% of the 21.8 million square feet in the Company's portfolio as of December 31, 2010.

The following table presents the operating results of the Company's properties for the years ended December 31, 2010 and 2009 in addition to other income and expense items affecting income from continuing operations. The Company reports Same Park operations to provide information regarding trends for stabilized properties the Company has held for the periods being compared *(in thousands, except per square foot data)*:

	For The Years Ended December 31,		
	2010	**2009**	**Change**
Rental income:			
Same Park (19.2 million rentable square feet) (1)	$261,198	$269,012	(2.9%)
Non-Same Park (2.4 million rentable square feet) (2)	15,454	—	100.0%
Total rental income	276,652	269,012	2.8%
Cost of operations:			
Same Park	83,858	85,039	(1.4%)
Non-Same Park	5,772	—	100.0%
Total cost of operations	89,630	85,039	5.4%
Net operating income (3):			
Same Park	177,340	183,973	(3.6%)
Non-Same Park	9,682	—	100.0%
Total net operating income	187,022	183,973	1.7%
Other income and (expenses):			
Facility management fees	672	698	(3.7%)
Interest and other income	333	536	(37.9%)
Interest expense	(3,534)	(3,552)	(0.5%)
Depreciation and amortization	(78,441)	(84,011)	(6.6%)
General and administrative	(6,389)	(6,202)	3.0%
Acquisition transaction costs	(3,262)	—	100.0%
Income from continuing operations	$ 96,401	$ 91,442	5.4%
Same Park gross margin (4)	67.9%	68.4%	(0.7%)
Same Park weighted average occupancy	91.6%	90.4%	1.3%
Non-Same Park weighted average occupancy	77.9%	—	
Same Park realized rent per square foot (5)	$ 14.81	$ 15.46	(4.2%)

(1) See above for a definition of Same Park.

(2) See above for a definition of Non-Same Park.

(3) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. See "Item 2. Properties" above for more information on NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with GAAP.

(4) Same Park gross margin is computed by dividing Same Park NOI by Same Park rental income.

(5) Same Park realized rent per square foot represents the Same Park rental income earned per occupied square foot.

Supplemental Property Data and Trends: Rental income, cost of operations and rental income less cost of operations, excluding depreciation and amortization, or net operating income prior to depreciation and amortization (defined as "NOI" for purposes of the following table) from continuing operations is summarized for the years ended December 31, 2010 and 2009 by region below. See "Item 2. Properties" above for more information on NOI, including why the Company presents NOI and how the Company uses NOI. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance calculated in accordance with GAAP.

The following table summarizes the Same Park operating results by region for the years ended December 31, 2010 and 2009. In addition, the table reflects the comparative impact on the overall rental income, cost of operations and NOI from properties that have been acquired since January 1, 2009, and the impact of such is included in Non-Same Park facilities in the table below. As part of the table below, we have reconciled total NOI to income from continuing operations *(in thousands)*:

Region	Rental Income December 31, 2010	Rental Income December 31, 2009	Increase (Decrease)	Cost of Operations December 31, 2010	Cost of Operations December 31, 2009	Increase (Decrease)	NOI December 31, 2010	NOI December 31, 2009	Increase (Decrease)
Same Park									
Northern California	$ 19,820	$ 20,695	(4.2%)	$ 6,830	$ 6,788	0.6%	$ 12,990	$ 13,907	(6.6%)
Southern California	58,438	61,887	(5.6%)	17,662	17,616	0.3%	40,776	44,271	(7.9%)
Virginia	56,932	58,840	(3.2%)	16,079	17,525	(8.3%)	40,853	41,315	(1.1%)
Florida	30,397	31,416	(3.2%)	9,864	10,067	(2.0%)	20,533	21,349	(3.8%)
Northern Texas	16,664	16,576	0.5%	5,720	5,777	(1.0%)	10,944	10,799	1.3%
Southern Texas	7,878	7,954	(1.0%)	3,268	3,251	0.5%	4,610	4,703	(2.0%)
Maryland	38,843	39,112	(0.7%)	12,336	12,113	1.8%	26,507	26,999	(1.8%)
Oregon	18,143	17,210	5.4%	6,719	6,755	(0.5%)	11,424	10,455	9.3%
Arizona	5,793	6,393	(9.4%)	2,749	2,735	0.5%	3,044	3,658	(16.8%)
Washington	8,290	8,929	(7.2%)	2,631	2,412	9.1%	5,659	6,517	(13.2%)
Total Same Park	261,198	269,012	(2.9%)	83,858	85,039	(1.4%)	177,340	183,973	(3.6%)
Non-Same Park									
Virginia	2,197	—	100.0%	966	—	100.0%	1,231	—	100.0%
Florida	123	—	100.0%	63	—	100.0%	60	—	100.0%
Southern Texas	4,997	—	100.0%	1,882	—	100.0%	3,115	—	100.0%
Maryland	8,137	—	100.0%	2,861	—	100.0%	5,276	—	100.0%
Total Non-Same Park	15,454	—	100.0%	5,772	—	100.0%	9,682	—	100.0%
Total NOI	$276,652	$269,012	2.8%	$89,630	$85,039	5.4%	$187,022	$183,973	1.7%

Reconciliation of NOI to income from continuing operations			
Total NOI	$187,022	$183,973	1.7%
Other income and (expenses):			
Facilities management fees	672	698	(3.7%)
Interest and other income	333	536	(37.9%)
Interest expense	(3,534)	(3,552)	(0.5%)
Depreciation and amortization	(78,441)	(84,011)	(6.6%)
General and administrative	(9,651)	(6,202)	55.6%
Income from continuing operations	$ 96,401	$ 91,442	5.4%

The following table summarizes Same Park weighted average occupancy rates and realized rent per square foot by region for the years ended December 31, 2010 and 2009:

Region	Weighted Average Occupancy Rates For The Years Ended December 31, 2010	2009	Change	Realized Rent Per Square Foot For The Years Ended December 31, 2010	2009	Change
Northern California	89.7%	85.5%	4.9%	$12.15	$13.31	(8.7%)
Southern California	92.5%	91.3%	1.3%	$15.85	$17.01	(6.8%)
Virginia	92.7%	93.6%	(1.0%)	$20.34	$20.82	(2.3%)
Florida	95.6%	94.5%	1.2%	$ 8.84	$ 9.24	(4.3%)
Northern Texas	91.8%	91.1%	0.8%	$10.74	$10.77	(0.3%)
Southern Texas	86.7%	84.9%	2.1%	$10.65	$10.98	(3.0%)
Maryland	91.4%	92.1%	(0.8%)	$24.03	$23.99	0.2%
Oregon	83.7%	79.9%	4.8%	$16.50	$16.40	0.6%
Arizona	86.7%	85.5%	1.4%	$ 9.84	$11.01	(10.6%)
Washington	90.4%	88.2%	2.5%	$17.60	$19.43	(9.4%)
Total Same Park	91.6%	90.4%	1.3%	$14.81	$15.46	(4.2%)

Rental Income: Rental income increased $7.6 million from $269.0 million to $276.7 million for the year ended December 31, 2010 over 2009 as a result of rental income from Non-Same Park facilities of $15.5 million, partially offset by a decrease in Same Park rental income of $7.8 million. The decrease in rental income from the Same Park portfolio was due to a decrease in rental rates, partially offset by an increase in occupancy rates.

Facility Management Fees: Facility management fees account for a small portion of the Company's net income. During the year ended December 31, 2010, $672,000 of revenue was recognized from facility management fees compared to $698,000 for the year ended December 31, 2009.

Cost of Operations: Cost of operations for the year ended December 31, 2010 was $89.6 million compared to $85.0 million for the year ended December 31, 2009, an increase of $4.6 million, or 5.4% as a result of cost of operations from Non-Same Park facilities of $5.8 million, partially offset by a $1.2 million decrease in Same Park costs of operations. The decrease in Same Park cost of operations was primarily due to decreases in property taxes, payroll and benefit costs and utility costs, partially offset by an increase in repairs and maintenance costs driven primarily by higher snow removal costs.

Depreciation and Amortization Expense: Depreciation and amortization expense was $78.4 million for the year ended December 31, 2010 compared to $84.0 million for the year ended December 31, 2009. The decrease was primarily due to a number of capital improvements that became fully depreciated, partially offset with depreciation from 2010 acquisitions.

General and Administrative Expenses: General and administrative expense was $9.7 million for the year ended December 31, 2010 compared to $6.2 million for the year ended December 31, 2009. The increase of $3.4 million, or 55.6%, was primarily due to $3.3 million of acquisition transaction costs related to 2010 property acquisitions.

Interest and Other Income: Interest and other income reflect earnings on cash balances in addition to miscellaneous income items. Interest income was $198,000 for the year ended December 31, 2010 compared to $431,000 for the year ended December 31, 2009. The decrease was primarily attributable to lower effective interest rates. Average cash balances and effective interest rates for the year ended December 31, 2010 were $111.7 million and 0.2%, respectively, compared to $112.7 million and 0.4%, respectively, for the year ended December 31, 2009.

Interest Expense: Interest expense was $3.5 million for the year ended December 31, 2010 compared to $3.6 million for the year ended December 31, 2009. The decrease was primarily attributable to the repayment of a mortgage note of $5.1 million during the first quarter of 2009, partially offset by an increase in interest expense related to borrowings on the Credit Facility.

Gain on Sale of Real Estate Facility: Included in total discontinued operations is the gain on the sale of a 131,000 square foot office building located in Houston, Texas, for a gross sales price of $10.0 million, resulting in a net gain of $5.2 million during January, 2010.

In May, 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million.

Net Income Allocable to Noncontrolling Interests: Net income allocable to noncontrolling interests reflects the net income allocable to equity interests in the Operating Partnership that are not owned by the Company. Net income allocable to noncontrolling interests was $16.7 million of allocated income ($5.1 million allocated to preferred unit holders and $11.6 million allocated to common unit holders) for the year ended December 31, 2010 compared to $17.2 million ($2.6 million loss allocated to preferred unit holders and $19.7 million of income allocated to common unit holders) for the year ended December 31, 2009. The decrease in net income allocable to non-controlling interests for the year ended December 31, 2010 was minimal compared to the year ended December 31, 2009. Included in net income allocable to noncontrolling interests in 2010 were issuance costs of $4.1 million associated with the preferred equity redemptions combined with a decrease in cash distributions as a result of the redemptions. Included in net income allocable to noncontrolling interests in 2009 was $8.9 million of income allocated to common unit holders due to the net gain on the repurchases of preferred equity, partially offset with an $8.4 million loss allocated to preferred unit holders due to the net gain on the repurchases of preferred units.

Liquidity and Capital Resources

Cash and cash equivalents decreased $86,000 from $5.1 million at December 31, 2010 to $5.0 million at December 31, 2011 for the reasons noted below.

Net cash provided by operating activities for the years ended December 31, 2011 and 2010 was $181.9 million and $177.9 million, respectively. Management believes that the Company's internally generated net cash provided by operating activities will be sufficient to enable it to meet its operating expenses, capital improvements, debt service requirements and distributions to shareholders.

Net cash used in investing activities was $338.4 million and $327.4 million for the years ended December 31, 2011 and 2010, respectively. The change was primarily due to an increase in capital improvements of $9.2 million combined with an increase in cash paid for acquisitions. The Company paid $297.7 million for acquisitions in Virginia, Florida, Texas and California in 2011 compared $296.3 million for acquisitions in Maryland, Texas and Virginia in 2010.

Net cash provided by financing activities was $156.4 million for the year ended December 31, 2011 compared to net cash used in financing activities of $53.7 million for the year ended December 31, 2010. The $210.1 million increase in cash provided was primarily due to a new three-year term loan of $250.0 million entered in 2011 (described in Item 1, "Business — Borrowings") and a decrease in cash paid for repurchases/ redemptions of preferred equity of $83.4 million, partially offset by $72.5 million of net proceeds from the issuance of preferred stock in 2010 and cash paid of $30.3 million to repurchase common equity in 2011. The Company also assumed a $250.0 million mortgage note in connection with the Northern California Portfolio acquisition in December, 2011.

As described in Item 1, "Business — Borrowings," the Company has a $250.0 million credit facility. The Company had $185.0 million outstanding on the Credit Facility at an interest rate of 1.41% at December 31, 2011. Subsequent to December 31, 2011, the Company repaid $85.0 million on the Credit Facility reducing the outstanding balance to $100.0 million as of February 24, 2012. The Company had $93.0 million outstanding on the Credit Facility at an interest rate of 2.11% at December 31, 2010.

The Company's preferred equity outstanding decreased to 19.7% of its market capitalization during the year ended December 31, 2011 primarily due to an increase in outstanding short-term borrowings and an increase in mortgage notes payable combined with the repurchases of preferred units in 2011. The Company's capital structure is characterized by a low level of leverage. As of December 31, 2011, the Company had four fixed-rate mortgage notes totaling $282.1 million and a combined outstanding balance on the Credit Facility and Term Loan of $435.0 million, which represented 9.2% and 14.2%, respectively, of its total market capitalization. The Company calculates market capitalization by adding (1) the liquidation preference of the Company's outstanding preferred equity, (2) principal value of the Company's outstanding mortgage notes and (3) the total number of common shares and common units outstanding at December 31, 2011 multiplied by the closing price of the stock on that date. The weighted average interest rate for the mortgage notes is 5.47% per annum and the weighted average interest rate on the Credit Facility and Term Loan was 1.46%. The Company had 25.2% of its properties, in terms of net book value, encumbered at December 31, 2011.

The Company focuses on retaining cash for reinvestment as we believe that this provides the greatest level of financial flexibility. While operating results have been negatively impacted by the recent economic recession, it is likely that as the economy recovers and operating fundamentals improve, additional increases in distributions to the Company's common shareholders will be required. Going forward, the Company will continue to monitor its taxable income and the corresponding dividend requirements.

Issuance of Preferred Stock: Subsequent to December 31, 2011, the Company issued $230.0 million or 9,200,000 depositary shares, each representing 1/1,000 of a share of the 6.45% Cumulative Preferred Stock, Series S, at $25.00 per depositary share.

On October 15, 2010, the Company issued 3,000,000 depositary shares, each representing 1/1,000 of a share of the 6.875% Cumulative Preferred Stock, Series R, at $25.00 per depositary share for gross proceeds of $75.0 million.

Issuance of Common Stock: On August 14, 2009, the Company sold 3,450,000 shares of common stock in a public offering and concurrently sold 383,333 shares of common stock to PS. The aggregate net proceeds were $171.2 million.

Note Payable to Affiliate: On February 9, 2011, the Company entered into an agreement with PS to borrow $121.0 million with a maturity date of August 9, 2011 at an interest rate of LIBOR plus 0.85%. The Company repaid, in full, the note payable to PS upon maturity. Interest expense under this note payable was $664,000 for the year ended December 31, 2011.

Redemption of Preferred Equity: Subsequent to December 31, 2011, the Company completed the redemption of its 7.20% Cumulative Preferred Stock, Series M, at its par value of $79.6 million and its 7.375% Cumulative Preferred Stock, Series O, at its par value of $84.6 million. The Company will report the excess of the redemption amount over the carrying amount of $5.3 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders during the first quarter of 2012.

On November 8, 2010, the Company completed the redemption of its 7.60% Cumulative Preferred Stock, Series L, at its aggregate par value of $48.4 million. The Company reported the excess of the redemption amount over the carrying amount of $1.6 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders for the year ended December 31, 2010.

On May 12, 2010, the Company completed the redemption of its 7.950% Series G Cumulative Redeemable Preferred Units at its aggregate par value of $20.0 million, and on June 7, 2010, the Company completed the redemption of its 7.950% Cumulative Preferred Stock, Series K at its aggregate par value of $54.1 million, in each case, together with accrued dividends. In connection with these redemptions, the Company reported the excess of the redemption amount over the carrying amount of $2.4 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders for the year ended December 31, 2010.

Repurchase of Preferred Equity: In February, 2011, the Company paid an aggregate of $39.1 million to repurchase 1,710,000 units of its 7.50% Series J Cumulative Redeemable Preferred Units and 203,400 units of its 6.55% Series Q Cumulative Redeemable Preferred Units for a weighted average purchase price of $20.43 per unit. The aggregate par value of the repurchased preferred units was $47.8 million, which generated a gain of $7.4 million, net of original issuance costs of $1.4 million, which was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2011.

During March, 2009, the Company paid $50.2 million to repurchase 3,208,174 various depositary shares, each representing 1/1,000 of a share of Cumulative Redeemable Preferred Stock and $12.3 million to repurchase 853,300 units of various series of Cumulative Redeemable Preferred Units for a weighted average purchase price of $15.40 per share/unit. The aggregate par value of the repurchased preferred stock was $80.2 million, which generated a gain of $27.2 million, net of original issuance costs of $2.8 million, which was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2009. The aggregate par value of the repurchased preferred units was $21.3 million, which generated a gain of $8.4 million, net of original issuance costs of $580,000, which was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2009.

Repurchase of Common Stock: The Company's Board of Directors previously authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. During the year ended December 31, 2011, the Company repurchased 591,500 shares of common stock at an aggregate cost of $30.3 million or an average cost per share of $51.14. Since inception of the program, the Company has repurchased an aggregate of 4.9 million shares of common stock at an aggregate cost of $183.9 million or an average cost per share of $37.64. Under existing board authorizations, the Company can repurchase an additional 1.6 million shares. No shares of common stock were repurchased under this program during the years ended December 31, 2010 and 2009.

Mortgage Note Repayment: In October, 2011, the Company repaid $15.5 million on a mortgage note with a stated interest rate of 7.20%.

Capital Expenditures: During the years ended December 31, 2011, 2010 and 2009, the Company expended $44.8 million , $29.5 million and $28.3 million, respectively, in recurring capital expenditures, or $2.04, $1.44 and $1.45 per weighted average square foot owned, respectively. The Company defines recurring capital expenditures as those necessary to maintain and operate its commercial real estate at its current economic value. The following table depicts actual capital expenditures *(in thousands)*:

	For The Years Ended December 31,		
	2011	**2010**	**2009**
Recurring capital expenditures	$44,812	$29,494	$28,345
Property renovations and other capital expenditures	4,811	10,884	1,168
Total capital expenditures	$49,623	$40,378	$29,513

For the year ended December 31, 2011, recurring capital expenditures increased $15.3 million, or 51.9%, over 2010 primarily due to $12.4 million recurring of capital expenditures related to the lease up of the 2011 and 2010 acquisitions.

Property renovations and other capital expenditures decreased $6.1 million from $10.9 million for the year ended December 31, 2010 to $4.8 million for the year ended December 31, 2011 as a result of the 2010 development at MICC in Miami, Florida, combined with other property renovations.

Distributions: The Company has elected and intends to qualify as a REIT for federal income tax purposes. In order to maintain its status as a REIT, the Company must meet, among other tests, sources of income, share ownership and certain asset tests. As a REIT, the Company is not taxed on that portion of its taxable income that is distributed to its shareholders provided that at least 90% of its taxable income is distributed to its shareholders prior to the filing of its tax return.

The Company's funding strategy has been to use permanent capital, including common and preferred stock, along with internally generated retained cash flows to meet its liquidity needs. In addition, the Company may sell properties that no longer meet its investment criteria. From time to time, the Company may use its Credit Facility or other forms of debt to fund real estate acquisitions or other capital allocations. The Company targets a minimum ratio of FFO to combined fixed charges and preferred distributions of 3.0 to 1.0. Fixed charges include interest expense. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unit holders. For the year ended December 31, 2011, the FFO to fixed charges and preferred distributions coverage ratio was 4.0 to 1.0, excluding the issuance costs related to the redemption of preferred equity.

Non-GAAP Supplemental Disclosure Measure: Funds from Operations: Management believes that FFO is a useful supplemental measure of the Company's operating performance. The Company computes FFO in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT. The White Paper defines FFO as net income, computed in accordance with GAAP, before depreciation, amortization, gains or losses on asset dispositions, net income allocable to noncontrolling interests — common units, net income allocable to restricted stock unit holders and nonrecurring items. Management believes that FFO provides a useful measure of the Company's operating performance and when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income.

FO should be analyzed in conjunction with net income. However, FFO should not be viewed as a substitute for net income as a measure of operating performance or liquidity as it does not reflect depreciation and amortization costs or the level of capital expenditure and leasing costs necessary to maintain the operating performance of the Company's properties, which are significant economic costs and could materially affect the Company's results of operations.

Management believes FFO provides useful information to the investment community about the Company's operating performance when compared to the performance of other real estate companies as FFO is generally recognized as the industry standard for reporting operations of REITs. Other REITs may use different methods for calculating FFO and, accordingly, our FFO may not be comparable to other real estate companies.

FFO for the Company is computed as follows (*in thousands*):

	For The Years Ended December 31,				
	2011	2010	2009	2008	2007
Net income allocable to common shareholders	$ 52,162	$ 38,959	$ 59,413	$ 23,179	$ 17,537
Gain on sale of land and real estate facility	(2,717)	(5,153)	(1,488)	—	—
Depreciation and amortization(1)	84,682	78,868	85,094	99,848	98,521
Net income allocable to noncontrolling interests — common units	15,543	11,594	19,730	8,296	6,155
Net income allocable to restricted stock unit holders	127	152	325	235	192
Consolidated FFO allocable to common and dilutive shares	149,797	124,420	163,074	131,558	122,405
FFO allocated to noncontrolling interests — common units	(34,319)	(28,450)	(40,472)	(34,443)	(31,094)
FFO allocated to restricted stock unit holders	(301)	(374)	(726)	(730)	(598)
FFO allocated to common shares	$115,177	$ 95,596	$121,876	$ 96,385	$ 90,713

(1) Includes depreciation from discontinued operations.

FFO allocable to common and dilutive shares for the year ended December 31, 2011 increased $25.4 million over 2010. The increase was primarily as a result of an increase in net operating income from Non-Same Park facilities and lower distributions resulting from the reduction of preferred equity outstanding, partially offset by a decrease in Same Park net operating income.

Related Party Transactions: At December 31, 2011, PS owned 24.0% of the outstanding shares of the Company's common stock and 23.2% of the outstanding common units of the Operating Partnership (100.0% of the common units not owned by the Company). Assuming issuance of the Company's common stock upon redemption of its partnership units, PS would own 41.7% of the outstanding shares of the Company's common stock. Ronald L. Havner, Jr., the Company's chairman, is also the Chairman of the Board, Chief Executive Officer and President of PS. Gary E. Pruitt, an independent director of the Company is also a trustee of PS.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS for certain administrative services. These costs totaled $442,000 in 2011, which are allocated to PS in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PS for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contract with PS totaled $684,000 in 2011. PS also provides property management services for the self-storage component of two assets owned by the Company for a fee of 6% of the gross revenues of such properties in addition to reimbursement of certain costs. Management fee expense recognized under the management contract with PS totaled $52,000 for the year ended December 31, 2011.

On February 9, 2011, the Company entered into an agreement with PS to borrow $121.0 million with a maturity date of August 9, 2011 at an interest rate of LIBOR plus 0.85%. The Company repaid, in full, the note payable to PS upon maturity. Interest expense under this note payable was $664,000 for the year ended December 31, 2011.

Concurrent with the public offering that closed August 14, 2009, the Company sold 383,333 shares of common stock to PS for net proceeds of $17.8 million.

The PS Business Parks name and logo is owned by PS and licensed to the Company under a non-exclusive, royalty-free license agreement. The license can be terminated by either party for any reason with six-months written notice.

Off-Balance Sheet Arrangements: The Company does not have any off-balance sheet arrangements.

Contractual Obligations: The table below summarizes projected payments due under our contractual obligations as of December 31, 2011 *(in thousands)*:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mortgage notes payable (principal and interest)	$351,447	$16,289	$ 59,036	$276,122	$—
Credit Facility (principal)	185,000	—	—	185,000	—
Term Loan (principal)	250,000	—	250,000	—	—
Total	$786,447	$16,289	$309,036	$461,122	$—

The Company is scheduled to pay cash dividends of $42.2 million per year on its preferred equity outstanding as of December 31, 2011. Dividends are paid when and if declared by the Company's Board of Directors and accumulate if not paid. Shares and units of preferred equity are redeemable by the Company in order to preserve its status as a REIT and are also redeemable five years after issuance.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

To limit the Company's exposure to market risk, the Company principally finances its operations and growth with permanent equity capital consisting of either common or preferred stock. The Company, from time to time, will use debt financing to facilitate acquisitions. In connection with the Northern California Portfolio acquisition, the Company assumed a $250.0 million mortgage note and obtained a $250.0 million term loan. As a result of the acquisition, the Company's debt as a percentage of total equity (based on book values) increased to 52.7% as of December 31, 2011.

The Company's market risk sensitive instruments include mortgage notes of $282.1 million, the outstanding balance on the Credit Facility of $185.0 million and the Term Loan of $250.0 million as of December 31, 2011. All of the Company's mortgage notes bear interest at fixed rates with a weighted average fixed rate of 5.47% at December 31, 2011. The Credit Facility and Term Loan bear interest at variable rates which are currently LIBOR plus 1.10% and 1.20%, respectively. See Notes 2, 5 and 6 to consolidated financial statements for terms, valuations and approximate principal maturities of the mortgage notes payable, Credit Facility and Term Loan as of December 31, 2011. Based on borrowing rates currently available to the Company, the difference between the carrying amount of debt and its fair value is insignificant.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements of the Company at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Consolidated Financial Statements and Schedules in Item 15.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2011. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2011, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2011 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
PS Business Parks, Inc.

We have audited PS Business Parks, Inc. internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PS Business Parks, Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PS Business Parks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 24, 2012

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2012 (the "Proxy Statement") under the caption "Election of Directors."

The following is a biographical summary of the executive officers of the Company:

Joseph D. Russell, Jr., age 52, has been President since September, 2002 and was named Chief Executive Officer and elected as a Director in August, 2003. Mr. Russell joined Spieker Partners in 1990 and became an officer of Spieker Properties when it went public as a REIT in 1993. Prior to its merger with Equity Office Properties ("EOP") in 2001, Mr. Russell was President of Spieker Properties' Silicon Valley Region from 1999 to 2001. Mr. Russell earned a Bachelor of Science degree from the University of Southern California and a Masters of Business Administration from the Harvard Business School. Prior to entering the commercial real estate business, Mr. Russell spent approximately six years with IBM in various marketing positions. Mr. Russell has been a member and past President of the National Association of Industrial and Office Parks, Silicon Valley Chapter. Mr. Russell is also a member of the Board of Governors of NAREIT.

John W. Petersen, age 48, has been Executive Vice President and Chief Operating Officer since he joined the Company in December, 2004. Prior to joining the Company, Mr. Petersen was Senior Vice President, San Jose Region, for Equity Office Properties from July, 2001 to December, 2004, responsible for 11.3 million square feet of multi-tenant office, industrial and R&D space in Silicon Valley. Prior to EOP, Mr. Petersen was Senior Vice President with Spieker Properties, from 1995 to 2001 overseeing the growth of that company's portfolio in San Jose, through acquisition and development of nearly three million square feet. Mr. Petersen is a graduate of The Colorado College in Colorado Springs, Colorado, and was recently the President of National Association of Industrial and Office Parks, Silicon Valley Chapter.

Edward A. Stokx, age 46, a certified public accountant, has been Chief Financial Officer and Secretary of the Company since December, 2003 and Executive Vice President since March, 2004. Mr. Stokx has overall responsibility for the Company's finance and accounting functions. In addition, he has responsibility for executing the Company's financial initiatives. Mr. Stokx joined Center Trust, a developer, owner, and operator of retail shopping centers in 1997. Prior to his promotion to Chief Financial Officer and Secretary in 2001, he served as Senior Vice President, Finance and Controller. After Center Trust's merger in January, 2003 with another public REIT, Mr. Stokx provided consulting services to various entities. Prior to joining Center Trust, Mr. Stokx was with Deloitte and Touche from 1989 to 1997, with a focus on real estate clients. Mr. Stokx earned a Bachelor of Science degree in Accounting from Loyola Marymount University.

Maria R. Hawthorne, age 52, was promoted to Executive Vice President, East Coast of the Company in February, 2011. Ms. Hawthorne served as Senior Vice President from March, 2004 to February, 2011, with responsibility for property operations on the East Coast, which includes Virginia, Maryland and Florida. From June, 2001 through March, 2004, Ms. Hawthorne was Vice President of the Company, responsible for property operations in Virginia. From July, 1994 to June, 2001, Ms. Hawthorne was a Regional Manager of the Company in Virginia. From August, 1988 to July, 1994, Ms. Hawthorne was a General Manager, Leasing Director and Property Manager for American Office Park Properties. Ms. Hawthorne earned a Bachelor of Arts Degree in International Relations from Pomona College.

Information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance and Board Matters."

Information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance and Board Matters." We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, which is available on our website at www.psbusinessparks.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules.

Information required by this item with respect to the compliance with Section 16(a) is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters," "Executive Compensation," "Corporate Governance and Board Matters — Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item with respect to security ownership of certain beneficial owners and management is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2011 on the Company's equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	626,440	$49.77	864,722
Equity compensation plans not approved by security holders	—	$ —	—
Total	626,440*	$49.77*	864,722*

* Amounts include restricted stock units.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters" and "Certain Relationships and Related Transactions."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Ratification of Independent Registered Public Accountants."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

2. Financial Statements Schedule

The financial statements schedule listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

3. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed with or incorporated by reference in this report.

b. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such exhibits are filed with or incorporated by reference in this report.

c. Financial Statement Schedules

Not applicable.

PS BUSINESS PARKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
(Item 15(a)(1) and Item 15(a)(2))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
PS Business Parks, Inc.

We have audited the accompanying consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Business Parks, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PS Business Parks, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 24, 2012

PS BUSINESS PARKS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except share data)	
ASSETS		
Cash and cash equivalents	$ 4,980	$ 5,066
Real estate facilities, at cost:		
Land	772,933	562,678
Buildings and improvements	2,157,729	1,773,682
	2,930,662	2,336,360
Accumulated depreciation	(846,799)	(772,407)
	2,083,863	1,563,953
Properties held for disposition, net	—	6,671
Land held for development	6,829	6,829
	2,090,692	1,577,453
Rent receivable	3,198	3,127
Deferred rent receivable	23,388	22,277
Other assets	16,361	13,134
Total assets	$2,138,619	$1,621,057
LIABILITIES AND EQUITY		
Accrued and other liabilities	$ 60,940	$ 53,421
Credit facility	185,000	93,000
Term loan	250,000	—
Mortgage notes payable	282,084	51,511
Total liabilities	778,024	197,932
Commitments and contingencies		
Equity:		
PS Business Parks, Inc.'s shareholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 23,942 shares issued and outstanding at December 31, 2011 and 2010	598,546	598,546
Common stock, $0.01 par value, 100,000,000 shares authorized, 24,128,184 and 24,671,177 shares issued and outstanding at December 31, 2011 and 2010, respectively	240	246
Paid-in capital	534,322	557,882
Cumulative net income	878,704	784,616
Cumulative distributions	(832,607)	(747,762)
Total PS Business Parks, Inc.'s shareholders' equity	1,179,205	1,193,528
Noncontrolling interests:		
Preferred units	5,583	53,418
Common units	175,807	176,179
Total noncontrolling interests	181,390	229,597
Total equity	1,360,595	1,423,125
Total liabilities and equity	$2,138,619	$1,621,057

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Revenues:			
Rental income	$297,819	$276,652	$269,012
Facility management fees	684	672	698
Total operating revenues	298,503	277,324	269,710
Expenses:			
Cost of operations	100,148	89,630	85,039
Depreciation and amortization	84,542	78,441	84,011
General and administrative	9,036	9,651	6,202
Total operating expenses	193,726	177,722	175,252
Other income and (expenses):			
Interest and other income	221	333	536
Interest expense	(5,455)	(3,534)	(3,552)
Total other income and (expenses)	(5,234)	(3,201)	(3,016)
Income from continuing operations	99,543	96,401	91,442
Discontinued operations:			
Income from discontinued operations	380	468	1,409
Gain on sale of real estate facilities	2,717	5,153	1,488
Total discontinued operations	3,097	5,621	2,897
Net income	$102,640	$102,022	$ 94,339
Net income allocation:			
Net income allocable to noncontrolling interests:			
Noncontrolling interests — common units	$ 15,543	$ 11,594	$ 19,730
Noncontrolling interests — preferred units	(6,991)	5,103	(2,569)
Total net income allocable to noncontrolling interests	8,552	16,697	17,161
Net income allocable to PS Business Parks, Inc.:			
Common shareholders	52,162	38,959	59,413
Preferred shareholders	41,799	46,214	17,440
Restricted stock unit holders	127	152	325
Total net income allocable to PS Business Parks, Inc	94,088	85,325	77,178
Net income	$102,640	$102,022	$ 94,339
Net income per common share — basic:			
Continuing operations	$ 2.03	$ 1.41	$ 2.60
Discontinued operations	$ 0.10	$ 0.18	$ 0.10
Net income	$ 2.13	$ 1.59	$ 2.70
Net income per common share — diluted:			
Continuing operations	$ 2.02	$ 1.40	$ 2.59
Discontinued operations	$ 0.10	$ 0.17	$ 0.10
Net income	$ 2.12	$ 1.58	$ 2.68
Weighted average common shares outstanding:			
Basic	24,516	24,546	21,998
Diluted	24,599	24,687	22,128

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Preferred Stock		Common Stock							
	Shares	Amount	Shares	Amount	Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Total PS Business Parks, Inc.'s Shareholders' Equity	Noncontrolling Interests	Total Equity
					(In thousands, except share data)					
Balances at December 31, 2008	28,250	$ 706,250	20,459,916	$204	$363,587	$622,113	$(571,340)	$1,120,814	$242,773	$1,363,587
Issuance of common stock, net of issuance costs	—	—	3,833,333	38	171,194	—	—	171,232	—	171,232
Repurchase of preferred stock, net of issuance costs	(3,208)	(80,204)	—	—	32,788	—	(2,783)	(50,199)	—	(50,199)
Repurchase of preferred units, net of issuance costs	—	—	—	—	9,577	—	—	9,577	(21,912)	(12,335)
Repurchase of common stock	—	—	—	—	(230)	—	—	(230)	—	(230)
Exercise of stock options	—	—	35,100	—	1,177	—	—	1,177	—	1,177
Stock compensation, net	—	—	71,160	1	1,015	—	—	1,016	—	1,016
Shelf registration	—	—	—	—	(75)	—	—	(75)	—	(75)
Net income	—	—	—	—	—	77,178	—	77,178	17,161	94,339
Distributions:										
Preferred stock	—	—	—	—	—	—	(44,662)	(44,662)	—	(44,662)
Common stock	—	—	—	—	—	—	(39,509)	(39,509)	—	(39,509)
Noncontrolling interests	—	—	—	—	—	—	—	—	(18,704)	(18,704)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	(30,640)	—	—	(30,640)	30,640	—
Balances at December 31, 2009	25,042	626,046	24,399,509	243	548,393	699,291	(658,294)	1,215,679	249,958	1,465,637
Issuance of preferred stock, net of issuance costs	3,000	75,000	—	—	(2,487)	—	—	72,513	—	72,513
Redemption of preferred stock, net of issuance costs	(4,100)	(102,500)	—	—	3,484	—	(3,484)	(102,500)	—	(102,500)
Redemption of preferred units, net of issuance costs	—	—	—	—	582	—	—	582	(20,582)	(20,000)
Exercise of stock options	—	—	243,936	3	7,780	—	—	7,783	—	7,783
Stock compensation, net	—	—	27,732	—	1,031	—	—	1,031	—	1,031
Net income	—	—	—	—	—	85,325	—	85,325	16,697	102,022
Distributions:										
Preferred stock	—	—	—	—	—	—	(42,730)	(42,730)	—	(42,730)
Common stock	—	—	—	—	—	—	(43,254)	(43,254)	—	(43,254)
Noncontrolling interests	—	—	—	—	—	—	—	—	(17,377)	(17,377)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	(901)	—	—	(901)	901	—
Balances at December 31, 2010	23,942	598,546	24,671,177	246	557,882	784,616	(747,762)	1,193,528	229,597	1,423,125
Repurchase of preferred units, net of issuance costs	—	—	—	—	10,107	—	—	10,107	(49,194)	(39,087)
Repurchase of common stock	—	—	(591,500)	(6)	(30,246)	—	—	(30,252)	—	(30,252)
Exercise of stock options	—	—	24,600	—	1,050	—	—	1,050	—	1,050
Stock compensation, net	—	—	23,907	—	1,218	—	—	1,218	—	1,218
Net income	—	—	—	—	—	94,088	—	94,088	8,552	102,640
Distributions:										
Preferred stock	—	—	—	—	—	—	(41,799)	(41,799)	—	(41,799)
Common stock	—	—	—	—	—	—	(43,046)	(43,046)	—	(43,046)
Noncontrolling interests	—	—	—	—	—	—	—	—	(13,254)	(13,254)
Adjustment to noncontrolling interests in underlying operating partnership	—	—	—	—	(5,689)	—	—	(5,689)	5,689	—
Balances at December 31, 2011	23,942	$ 598,546	24,128,184	$240	$534,322	$878,704	$(832,607)	$1,179,205	$181,390	$1,360,595

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2011	2010	2009
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 102,640	$ 102,022	$ 94,339
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	84,682	78,868	85,094
In-place lease adjustment	843	571	(252)
Tenant improvement reimbursements net of lease incentives	(769)	(603)	(326)
Amortization of mortgage note premium	(215)	(285)	(271)
Gain on sale of real estate facility	(2,717)	(5,153)	(1,488)
Stock compensation	1,965	2,116	2,900
Decrease (increase) in receivables and other assets	(3,074)	(2,809)	262
Increase (decrease) in accrued and other liabilities	(1,479)	3,214	(633)
Total adjustments	79,236	75,919	85,286
Net cash provided by operating activities	181,876	177,941	179,625
Cash flows from investing activities:			
Capital improvements to real estate facilities	(49,623)	(40,378)	(29,513)
Acquisition of real estate facilities	(297,738)	(296,251)	—
Proceeds from sale of real estate facilities	8,999	9,181	2,557
Net cash used in investing activities	(338,362)	(327,448)	(26,956)
Cash flows from financing activities:			
Borrowings on credit facility	185,000	93,000	—
Borrowings on term loan	250,000	—	—
Note payable to affiliate	121,000	—	—
Repayment of borrowings on credit facility	(93,000)	—	—
Repayment of note payable to affiliate	(121,000)	—	—
Principal payments on mortgage notes payable	(1,032)	(1,091)	(1,022)
Repayment of mortgage note payable	(18,180)	—	(5,128)
Net proceeds from the issuance of preferred stock	—	72,513	—
Net proceeds from the issuance of common stock	—	—	171,232
Proceeds from the exercise of stock options	1,050	7,783	1,177
Shelf registration costs	—	—	(75)
Redemption/repurchase of preferred stock	—	(102,500)	(50,199)
Redemption/repurchase of preferred units	(39,087)	(20,000)	(12,335)
Repurchase of common stock	(30,252)	—	(230)
Distributions paid to common shareholders	(43,046)	(43,254)	(39,509)
Distributions paid to preferred shareholders	(41,799)	(42,730)	(44,662)
Distributions paid to noncontrolling interests — common units	(12,856)	(12,856)	(12,856)
Distributions paid to noncontrolling interests — preferred units	(398)	(4,521)	(5,848)
Net cash provided by (used in) financing activities	156,400	(53,656)	545
Net (decrease) increase in cash and cash equivalents	(86)	(203,163)	153,214
Cash and cash equivalents at the beginning of the year	5,066	208,229	55,015
Cash and cash equivalents at the end of the year	$ 4,980	$ 5,066	$208,229
Supplemental disclosures:			
Interest paid	$ 5,041	$ 3,547	$ 3,523

See accompanying notes.

PS BUSINESS PARKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2011	2010	2009
	(In thousands)		
Supplemental schedule of non-cash investing and financing activities:			
Adjustment to noncontrolling interests in underlying operating partnership:			
Noncontrolling interests — common units	$ 5,689	$ 901	$ 30,640
Paid-in capital	$ (5,689)	$ (901)	$(30,640)
Gain on repurchase of preferred equity:			
Preferred stock	$ —	$ —	$(30,005)
Preferred units	$ (8,748)	$ —	$ (8,997)
Paid-in capital	$ 8,748	$ —	$ 39,002
Issuance costs related to the redemption/repurchase of preferred equity:			
Cumulative distributions	$ —	$(3,484)	$ (2,783)
Noncontrolling interest — common units	$ (1,359)	$ (582)	$ (580)
Paid-in capital	$ 1,359	$ 4,066	$ 3,363
Mortgage note assumed in property acquisition:			
Real estate facilities	$(250,000)	$ —	$ —
Mortgage notes payable	$ 250,000	$ —	$ —

See accompanying notes.

PS BUSINESS PARKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. Organization and description of business

Organization

PS Business Parks, Inc. ("PSB") was incorporated in the state of California in 1990. As of December 31, 2011, PSB owned 76.8% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership"). The remaining common partnership units are owned by Public Storage ("PS"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. PSB and the Operating Partnership are collectively referred to as the "Company."

Description of business

The Company is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that owns, operates, acquires, and develops commercial properties, primarily multi-tenant flex, office and industrial space. As of December 31, 2011, the Company owned and operated 27.2 million rentable square feet of commercial space located in eight states. The Company also manages 1.3 million rentable square feet on behalf of PS.

References to the number of properties or square footage are unaudited and outside the scope of the Company's independent registered public accounting firm's audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of PSB and the Operating Partnership. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Noncontrolling Interests

The Company's noncontrolling interests are reported as a component of equity separate from the parent's equity. Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest is included in consolidated net income on the face of the income statement and, upon a gain or loss of control, the interest purchased or sold, as well as any interest retained, is recorded at fair value with any gain or loss recognized in earnings.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Allowance for doubtful accounts

The Company monitors the collectability of its receivable balances including the deferred rent receivable on an ongoing basis. Based on these reviews, the Company maintains an allowance for doubtful accounts for estimated losses resulting from the possible inability of tenants to make contractual rent payments to the Company. A provision for doubtful accounts is recorded during each period. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on the consolidated balance sheets. Tenant receivables are net of an allowance for uncollectible accounts totaling $400,000 at December 31, 2011 and 2010.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below. The Company has estimated the fair value of financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Due to the short period to maturity of the Company's cash and cash equivalents, accounts receivable, other assets and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. Based on borrowing rates currently available to the Company, the carrying amount of debt approximates its fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and receivables. Cash and cash equivalents, which consist primarily of money market investments, are only invested in entities with an investment grade rating. Receivables are comprised of balances due from a large number of customers. Balances that the Company expects to become uncollectible are reserved for or written off.

Real estate facilities

Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than two years and exceed $2,000 are capitalized and depreciated over their estimated useful life. Buildings and improvements are depreciated using the straight-line method over their estimated useful lives, which generally range from five to 30 years. Transaction costs, which include tenant improvements and lease commissions, in excess of $1,000 for leases with terms greater than one year are capitalized and depreciated over their estimated useful lives. Transaction costs for leases of one year or less or less than $1,000 are expensed as incurred.

Properties held for disposition

An asset is classified as an asset held for disposition when it meets certain requirements, which include, among other criteria, the approval of the sale of the asset, the marketing of the asset for sale and the expectation by the Company that the sale will likely occur within the next 12 months. Upon classification of an asset as held for disposition, the net book value of the asset is included on the balance sheet as properties held for disposition, depreciation of the asset is ceased and the operating results of the asset are included in discontinued operations for all periods presented.

Intangible assets/liabilities

Intangible assets and liabilities include above-market and below-market in-place lease values of acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values (included in other assets and accrued liabilities in the accompanying consolidated balance sheets) are amortized to rental income over the remaining non-cancelable terms of the respective leases. The Company recorded net amortization of $843,000, $571,000 and $252,000 of intangible assets and liabilities resulting from the above-market and below-market lease values during the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, the value of in-place leases resulted in a net intangible asset of $6.9 million, net of $2.3 million of accumulated amortization with a weighted average amortization period of 5.6 years, and a net intangible liability of $6.4 million, net of $1.1 million of accumulated amortization with a weighted average amortization period of 4.6 years. As of December 31, 2010, the value of in-place leases resulted in a net intangible asset of $5.4 million, net of $2.1 million of accumulated amortization and a net intangible liability of $2.2 million, net of $1.5 million of accumulated amortization.

Evaluation of asset impairment

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the estimated undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on discounting its estimated future cash flows. In addition, the Company evaluates its assets held for disposition for impairment. Assets held for disposition are reported at the lower of their carrying value or fair value, less cost of disposition. At December 31, 2011, the Company did not consider any assets to be impaired.

Asset impairment due to casualty loss

It is the Company's policy to record as a casualty loss or gain, in the period the casualty occurs, the differential between (a) the book value of assets destroyed and (b) any insurance proceeds that the Company expects to receive in accordance with its insurance contracts. Potential proceeds from insurance that are subject to any uncertainties, such as interpretation of deductible provisions of the governing agreements, the estimation of costs of restoration, or other such items, are treated as contingent proceeds and not recorded until the uncertainties are satisfied.

For the years ended December 31, 2011, 2010 and 2009 no material casualty losses were recorded.

Stock compensation

All share-based payments to employees, including grants of employee stock options, are recognized as stock compensation in the Company's income statement based on their grant date fair values. See Note 10.

Revenue and expense recognition

The Company must meet four basic criteria before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed or determinable; and collectability is reasonably assured. All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Straight-line rent is recognized for all tenants with contractual fixed increases in rent that are not included on the Company's credit watch list. Deferred rent receivable represents rental revenue recognized on a straight-line basis in excess of billed rents. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as rental income in the period the applicable costs are incurred. Property management fees are recognized in the period earned.

Costs incurred in connection with leasing (primarily tenant improvements and lease commissions) are capitalized and amortized over the lease period.

Gains from sales of real estate facilities

The Company recognizes gains from sales of real estate facilities at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by the Company with the properties sold are met. If the criteria are not met, the Company defers the gains and recognizes them when the criteria are met or using the installment or cost recovery methods as appropriate under the circumstances.

General and administrative expenses

General and administrative expenses include executive and other compensation, office expense, professional fees, acquisition transaction costs, state income taxes and other such administrative items.

Income taxes

The Company has qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, the Company is not subject to federal income tax to the extent that it distributes its REIT taxable income to its shareholders. A REIT must distribute at least 90% of its taxable income each year. In addition, REITs are subject to a number of organizational and operating requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) based on its taxable income using corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. The Company believes it met all organization and operating requirements to maintain its REIT status during 2011, 2010 and 2009 and intends to continue to meet such requirements. Accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements.

The Company can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent that the "more likely than not" standard has been satisfied, the benefit associated with a position is measured as the largest amount that is greater than 50% likely of being recognized upon settlement. As of December 31, 2011, the Company did not recognize any tax benefit for uncertain tax positions.

Accounting for preferred equity issuance costs

The Company records issuance costs as a reduction to paid-in capital on its balance sheet at the time the preferred securities are issued and reflects the carrying value of the preferred equity at the stated value. The Company records issuance costs as non-cash preferred equity distributions at the time it notifies the holders of preferred stock or units of its intent to redeem such shares or units.

Net income allocation

Net income was allocated as follows for the years ended December 31, *(in thousands)*:

	2011	2010	2009
Net income allocable to noncontrolling interests:			
Noncontrolling interests — common units:			
Continuing operations	$ 14,833	$ 10,309	$ 19,012
Discontinued operations	710	1,285	718
Total net income allocable to noncontrolling interests — common units	15,543	11,594	19,730
Noncontrolling interests — preferred units:			
Distributions to preferred unit holders	398	4,521	5,848
Issuance costs related to the redemption of preferred units	—	582	—
Gain on repurchase of preferred units, net of issuance costs	(7,389)	—	(8,417)
Total net income allocable to noncontrolling interests — preferred units	(6,991)	5,103	(2,569)
Total net income allocable to noncontrolling interests	8,552	16,697	17,161
Net income allocable to PS Business Parks, Inc.:			
Common shareholders:			
Continuing operations	49,781	34,640	57,247
Discontinued operations	2,381	4,319	2,166
Total net income allocable to common shareholders	52,162	38,959	59,413
Preferred shareholders:			
Distributions to preferred shareholders	41,799	42,730	44,662
Issuance costs related to the redemption of preferred stock	—	3,484	—
Gain on repurchase of preferred stock, net of issuance costs	—	—	(27,222)
Total net income allocable to preferred shareholders	41,799	46,214	17,440
Restricted stock unit holders:			
Continuing operations	121	135	312
Discontinued operations	6	17	13
Total net income allocable to restricted stock unit holders	127	152	325
Total net income allocable to PS Business Parks, Inc	94,088	85,325	77,178
Net income	$102,640	$102,022	$ 94,339

Net income per common share

Per share amounts are computed using the number of weighted average common shares outstanding. "Diluted" weighted average common shares outstanding includes the dilutive effect of stock options and restricted stock units under the treasury stock method. "Basic" weighted average common shares outstanding excludes such effect. The Company's restricted stock units are participating securities and included in the computation of basic and diluted weighted average common shares outstanding. The Company's allocation of net income to the restricted stock unit holders are paid non-forfeitable dividends in excess of the expense recorded which results in a reduction in net income allocable to common shareholders and unit holders. Earnings per share has been calculated as follows for the years ended December 31, *(in thousands, except per share amounts):*

	2011	2010	2009
Net income allocable to common shareholders	$52,162	$38,959	$59,413
Weighted average common shares outstanding:			
Basic weighted average common shares outstanding	24,516	24,546	21,998
Net effect of dilutive stock compensation — based on treasury stock method using average market price	83	141	130
Diluted weighted average common shares outstanding	24,599	24,687	22,128
Net income per common share — Basic	$ 2.13	$ 1.59	$ 2.70
Net income per common share — Diluted	$ 2.12	$ 1.58	$ 2.68

Options to purchase 92,000, 78,000 and 126,000 shares for the years ended December 31 2011, 2010 and 2009, respectively, were not included in the computation of diluted net income per share because such options were considered anti-dilutive.

Segment reporting

The Company views its operations as one segment.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2010 and 2009 in order to conform to the 2011 presentation.

3. Real estate facilities

The activity in real estate facilities for the years ended December 31, 2011, 2010, and 2009 is as follows *(in thousands)*:

	Land	Buildings and Equipment	Accumulated Depreciation	Total
Balances at December 31, 2008	$491,536	$1,501,161	$(630,318)	$1,362,379
Capital improvements, net	—	29,513	—	29,513
Disposals	—	(11,267)	11,267	—
Depreciation expense	—	—	(85,094)	(85,094)
Transfer to properties held for dispositions	—	(215)	999	784
Balances at December 31, 2009	491,536	1,519,192	(703,146)	1,307,582
Acquisition of real estate facilities	71,142	223,428	—	294,570
Capital improvements, net	—	40,378	—	40,378
Disposals	—	(9,237)	9,237	—
Depreciation expense	—	—	(78,868)	(78,868)
Transfer to properties held for dispositions	—	(79)	370	291
Balances at December 31, 2010	562,678	1,773,682	(772,407)	1,563,953
Acquisition of real estate facilities	210,255	344,760	—	555,015
Capital improvements, net	—	49,624	—	49,624
Disposals	—	(10,150)	10,150	—
Depreciation expense	—	—	(84,682)	(84,682)
Transfer to properties held for dispositions	—	(187)	140	(47)
Balances at December 31, 2011	$772,933	$2,157,729	$(846,799)	$2,083,863

The unaudited basis of real estate facilities for federal income tax purposes was approximately $2.0 billion at December 31, 2011. The Company had approximately 25.2% of its properties, in terms of net book value, encumbered by mortgage debt at December 31, 2011.

On December 20, 2011, the Company acquired a 5.3 million square foot industrial and flex portfolio located in the Northern California Bay Area (the "Portfolio"), with concentrations in Oakland, Hayward, Fremont, Milpitas, San Jose, Santa Clara and Sunnyvale, for an aggregate purchase price of $520.0 million. In connection with the transaction, the Company assumed a $250.0 million mortgage note described in Note 6. The Company also obtained a $250.0 million unsecured three-year term loan described in Note 5.

The following table summarizes the assets acquired and liabilities assumed for the Portfolio acquisition during the year ended December 31, 2011 *(in thousands)*:

Land	$ 202,131
Buildings and improvements	320,210
Above-market in-place lease value	2,372
Below-market in-place lease value	(4,713)
Total purchase price	520,000
Mortgage note assumed	(250,000)
Net operating assets acquired and liabilities assumed	5,171
Total cash paid	$ 275,171

The results of operations of the Portfolio acquired have been included in our consolidated financial statements since the date of acquisition of December 20, 2011. The unaudited pro forma data presented below assumes that the Portfolio acquisition occurred as of the beginning of the respective periods, and includes pro forma adjustments to (i) increase depreciation expense to reflect our book basis for buildings and improvements acquired, (ii) increase amortization expense to reflect the above-market and below-market in-place lease value acquired, (iii) increase interest expense to reflect the financing of the Portfolio acquisition related to the $250.0

million mortgage note assumption, borrowings from the term loan and credit facility. There was $1.2 million and $838,000 of rental income and net income, respectively, related to the Portfolio acquisition for the year ended December 31, 2011 reported in the Company's consolidated statements of income. The Company's unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Portfolio acquisition been consummated at the beginning of the periods presented.

	For The Years Ended December 31,	
	2011	2010
Pro Forma Revenues	$337,042	$318,146
Pro Forma Net income	$ 95,595	$ 91,088
Pro Forma Net income per common share:		
Basic	$ 1.91	$ 1.24
Diluted	$ 1.90	$ 1.24

On October 13, 2011, the Company acquired an 80,000 square foot multi-tenant office building in Las Colinas, Texas, for $2.8 million. On August 19, 2011, the Company acquired a 46,000 square foot multi-tenant flex building located within its Miami International Commerce Center in Miami, Florida, for $3.5 million. On June 1, 2011, the Company acquired a 140,000 square foot multi-tenant office building, known as the Warren Building, located in Tysons Corner, Virginia, for $27.1 million. In connection with this purchase, the Company received a $298,000 credit for committed tenant improvements and leasing commissions. The Company incurred and expensed acquisition transaction costs of $3.1 million for the year ended December 31, 2011.

On December 15, 2010, the Company acquired Westpark Business Campus, a seven-building multi-tenant office park aggregating 735,000 square feet in Tysons Corner, Virginia, for $140.0 million. In connection with this purchase, the Company received a $1.9 million credit for committed tenant improvements. On July 30, 2010, the Company acquired a two-building multi-tenant office park, known as Tysons Corporate Center, aggregating 270,000 square feet in Tysons Corner, Virginia, for $35.4 million. On June 18, 2010, the Company acquired Parklawn Business Park, a 232,000 square foot multi-tenant office and flex park located in Rockville, Maryland, for $23.4 million. On April 21, 2010, the Company acquired a portfolio of assets in Austin, Texas, aggregating 704,000 square feet of multi-tenant flex parks for $42.9 million. In connection with this purchase, the Company received a $129,000 credit for committed tenant improvements. On March 16, 2010, the Company acquired Shady Grove Executive Center, a 350,000 square foot multi-tenant office park located in Rockville, Maryland, for $60.0 million. In connection with this purchase, the Company received a $1.6 million credit for committed tenant improvements and lease commissions. The Company incurred and expensed acquisition transaction costs of $3.3 million for the year ended December 31, 2010. The Company did not acquire any assets or assume any liabilities during the year ended December 31, 2009.

The following table summarizes the assets acquired and liabilities assumed during the years ended December 31, *(in thousands)*:

	2011	2010
Land	$ 210,255	$ 71,142
Buildings and improvements	344,760	223,428
Above-market in-place lease value	2,915	6,304
Below-market in-place lease value	(4,768)	(2,348)
Total purchase price	553,162	298,526
Mortgage noted assumed	(250,000)	—
Net operating assets acquired and liabilities assumed	(5,424)	(2,275)
Total cash paid	$ 297,738	$296,251

The purchase price of acquired properties is recorded to land, buildings and improvements and intangible assets and liabilities associated with in-place leases (including tenant improvements, unamortized lease commissions, value of above-market and below-market leases, acquired in-place lease values, and tenant relationships, if any) based on their respective estimated fair values. Acquisition-related costs are expensed as incurred.

In determining the fair value of the tangible assets of the acquired properties, management considers the value of the properties as if vacant as of the acquisition date. Management must make significant assumptions in determining the value of assets acquired and liabilities assumed. Using different assumptions in the recording of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. Amounts recorded to land are derived from comparable sales of land within the same region. Amounts recorded to buildings and improvements, tenant improvements and unamortized lease commissions are based on current market replacement costs and other market information. The amount recorded to acquired in-place leases is determined based on management's assessment of current market conditions and the estimated lease-up periods for the respective spaces.

In addition to the 2010 acquisitions, the Company also completed construction on a parcel of land within the Miami International Commerce Center in Miami, Florida, which added 75,000 square feet of rentable small tenant industrial space.

In August, 2011, the Company completed the sale of Westchase Corporate Park, a 177,000 square foot flex park consisting of 13 buildings in Houston, Texas, for a gross sales price of $9.8 million, resulting in a net gain of $2.7 million.

In January, 2010, the Company completed the sale of a 131,000 square foot office building located in Houston, Texas, for a gross sales price of $10.0 million, resulting in a net gain of $5.2 million.

In May, 2009, the Company sold 3.4 acres of land held for development in Portland, Oregon, for a gross sales price of $2.7 million, resulting in a net gain of $1.5 million.

The following table summarizes the condensed results of operations for the properties sold during 2011, 2010 and 2009 *(in thousands)*:

	For the Years Ended December 31,		
	2011	2010	2009
Rental income	$1,097	$1,856	$ 4,460
Cost of operations	(577)	(961)	(1,968)
Depreciation	(140)	(427)	(1,083)
Income from discontinued operations	$ 380	$ 468	$ 1,409

In addition to minimum rental payments, tenants reimburse the Company for their pro rata share of specified operating expenses, which amounted to $486,000, $719,000, and $942,000, for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are included as rental income in the table presented above.

4. Leasing activity

The Company leases space in its real estate facilities to tenants primarily under non-cancelable leases generally ranging from one to 10 years. Future minimum rental revenues excluding recovery of operating expenses as of December 31, 2011 under these leases are as follows *(in thousands)*:

2012	$244,315
2013	184,735
2014	125,839
2015	82,629
2016	57,830
Thereafter	87,428
Total	$782,776

In addition to minimum rental payments, certain tenants reimburse the Company for their pro rata share of specified operating expenses. Such reimbursements amounted to $59.7 million, $57.3 million and $54.5 million, for the years ended December 31, 2011, 2010 and 2009, respectively. These amounts are included as rental income in the accompanying consolidated statements of income.

Leases accounting for 6.5% of total leased square footage are subject to termination options which include leases accounting for 1.9% of total leased square footage having termination options exercisable through December 31, 2012 (unaudited). In general, these leases provide for termination payments should the termination options be exercised. The above table is prepared assuming such options are not exercised.

5. Bank loans

On August 3, 2011, the Company modified the terms of its line of credit (the "Credit Facility") with Wells Fargo Bank. The modification of the Credit Facility increased the borrowing limit to $250.0 million and extended the expiration to August 1, 2015. The modified rate of interest charged on borrowings is equal to a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 1.00% to LIBOR plus 1.85% depending on the Company's credit ratings. Currently, the Company's rate under the Credit Facility is LIBOR plus 1.10%. In addition, the Company is required to pay an annual facility fee ranging from 0.15% to 0.45% of the borrowing limit depending on the Company's credit ratings (currently 0.15%). As of December 31, 2011, the Company had $185.0 million outstanding on the Credit Facility at an interest rate of 1.41%. Subsequent to December 31, 2011, the Company repaid $85.0 million on the Credit Facility reducing the outstanding balance to $100.0 million as of February 24, 2012. The Company had $93.0 million outstanding on the Credit Facility at an interest rate of 2.11% at December 31, 2010. The Company had $1.1 million and $356,000 of unamortized commitment fees as of December 31, 2011 and 2010, respectively. The Credit Facility requires the Company to meet certain covenants, with which the Company was in compliance at December 31, 2011and 2010. Interest on outstanding borrowings is payable monthly.

In connection with the Northern California Portfolio acquisition described in Note 3, the Company entered into a term loan on December 20, 2011 with Wells Fargo Bank, National Association, as Administrative Agent and the lenders named therein (the "Term Loan"). Pursuant to the Term Loan, the Company borrowed $250.0 million for a three year term through December 20, 2014. However, the maturity date of the Term Loan Agreement can be extended by one year at the Company's election. Interest on the amounts borrowed under the Term Loan will accrue based on an applicable rate ranging from LIBOR plus 1.15% to LIBOR plus 2.25% depending on the Company's credit ratings. Currently, the Company's rate under the Term Loan is LIBOR plus 1.20% (1.50% at December 31, 2011). The Company had $729,000 of unamortized commitment fees as of December 31, 2011. The covenants and events of default contained in the Credit Facility are incorporated into the Term Loan by reference, and the Term Loan is cross-defaulted to the Credit Facility. The Term Loan can be repaid in full or part prior to its maturity without penalty.

6. Mortgage notes payable

Mortgage notes payable consist of the following *(in thousands)*:

	December 31, 2011	December 31, 2010
5.73% mortgage note, secured by one commercial property with a net book value of $28.0 million, principal and interest payable monthly, due March, 2013	$ 13,436	$13,729
5.52% mortgage note, secured by one commercial property with a net book value of $15.1 million, principal and interest payable monthly, due May, 2013	9,311	9,572
5.68% mortgage note, secured by one commercial property with a net book value of $16.8 million, principal and interest payable monthly, due May, 2013	9,337	9,594
5.45% mortgage note, secured by 4.8 million square feet with a net book value of $464.6 million, interest payable monthly, due December, 2016	250,000	—
6.15% mortgage note, repaid October, 2011 (1)	—	15,950
5.61% mortgage note, repaid January, 2011(2)	—	2,666
Total	$282,084	$51,511

(1) The unamortized premium was $209,000 as of December 31, 2010.

(2) The unamortized premium was $6,000 as of December 31, 2010.

At December 31, 2011, mortgage notes payable had a weighted average interest rate of 5.47% and a weighted average maturity of 4.6 years with principal payments as follows *(in thousands)*:

2012	$ 856
2013	31,228
2014	—
2015	—
2016	250,000
Total	$282,084

7. Noncontrolling interests

As described in Note 2, the Company reports noncontrolling interests within equity in the consolidated financial statements, but separate from the Company's shareholders' equity. In addition, net income allocable to noncontrolling interests is shown as a reduction from net income in calculating net income allocable to common shareholders.

Common partnership units

The Company presents the accounts of PSB and the Operating Partnership on a consolidated basis. Ownership interests in the Operating Partnership that can be redeemed for common stock, other than PSB's interest, are classified as noncontrolling interests — common units in the consolidated financial statements. Net income allocable to noncontrolling interests — common units consists of the common units' share of the consolidated operating results after allocation to preferred units and shares. Beginning one year from the date of admission as a limited partner (common units) and subject to certain limitations described below, each limited partner other than PSB has the right to require the redemption of its partnership interest.

A limited partner (common units) that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the market value (as defined in the Operating Partnership Agreement) of the partnership interests redeemed. In lieu of the Operating Partnership redeeming the common units for cash, PSB, as general partner, has the right to elect to acquire the partnership interest directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above or by issuance of one share of PSB common stock for each unit of limited partnership interest redeemed.

A limited partner (common units) cannot exercise its redemption right if delivery of shares of PSB common stock would be prohibited under the applicable articles of incorporation, or if the general partner believes that there is a risk that delivery of shares of common stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

At December 31, 2011, there were 7,305,355 common units owned by PS, which are accounted for as noncontrolling interests. On a fully converted basis, assuming all 7,305,355 noncontrolling interests — common units were converted into shares of common stock of PSB at December 31, 2011, the noncontrolling interests — common units would convert into 23.2% of the common shares outstanding. Combined with PS's common stock ownership, on a fully converted basis, PS has a combined ownership of 41.7% of the Company's common equity. At the end of each reporting period, the Company determines the amount of equity (book value of net assets) which is allocable to the noncontrolling interest based upon the ownership interest, and an adjustment is made to the noncontrolling interest, with a corresponding adjustment to paid-in capital, to reflect the noncontrolling interests' equity interest in the Company.

Preferred partnership units

Through the Operating Partnership, the Company had the following preferred units outstanding as of December 31, 2011 and 2010:

				December 31, 2011		December 31, 2010	
Series	**Issuance Date**	**Earliest Potential Redemption Date**	**Dividend Rate**	**Units Outstanding**	**Amount (in thousands)**	**Units Outstanding**	**Amount (in thousands)**
Series N	December, 2005	December, 2010	7.125%	223,300	$5,583	223,300	$ 5,583
Series J	May & June, 2004	N/A	7.500%	—	—	1,710,000	42,750
Series Q	March, 2007	N/A	6.550%	—	—	203,400	5,085
Total				223,300	$5,583	2,136,700	$53,418

In February, 2011, the Company paid an aggregate of $39.1 million to repurchase 1,710,000 units of its 7.50% Series J Cumulative Redeemable Preferred Units and 203,400 units of its 6.55% Series Q Cumulative Redeemable Preferred Units for a weighted average purchase price of $20.43 per unit. The aggregate par value of the repurchased preferred units was $47.8 million, which generated a gain of $7.4 million, net of original issuance costs of $1.4 million, which was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2011.

On May 12, 2010, the Company redeemed 800,000 units of its 7.950% Series G Cumulative Redeemable Preferred Units for $20.0 million. The Company reported the excess of the redemption amount over the carrying amount of $582,000, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders for the year ended December 31, 2010.

During the first quarter of 2009, the Company paid $12.3 million to repurchase 853,300 units of various series of Cumulative Redeemable Preferred Units for a weighted average purchase price of $14.46 per unit. The aggregate par value of the repurchased preferred units was $21.3 million, which generated a gain of $8.4 million, net of original issuance costs of $580,000, which was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2009.

The Operating Partnership has the right to redeem preferred units on or after the fifth anniversary of the applicable issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. The preferred units are exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PSB on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the respective preferred units.

The Cumulative Redeemable Preferred Stock will have the same distribution rate and par value as the corresponding preferred units and will otherwise have equivalent terms to the other series of preferred stock described in Note 9.

As of December 31, 2011 and 2010, the Company had $149,000 and $1.5 million, respectively, of deferred costs in connection with the issuance of preferred units, which the Company will report as additional distributions upon notice of redemption.

8. Related party transactions

On February 9, 2011, the Company entered into an agreement with PS to borrow $121.0 million with a maturity date of August 9, 2011 at an interest rate of LIBOR plus 0.85%. The Company repaid, in full, the note payable to PS upon maturity. Interest expense under this note payable was $664,000 for the year ended December 31, 2011.

Concurrent with the public offering that closed August 14, 2009, as discussed in Note 9, the Company sold 383,333 shares of common stock to PS for net proceeds of $17.8 million.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PS for certain administrative services, which are allocated to PS in accordance with a methodology intended to fairly allocate those costs. These costs totaled $442,000, $543,000 and $372,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Operating Partnership manages industrial, office and retail facilities for PS. These facilities, all located in the United States, operate under the "Public Storage" or "PS Business Parks" names. The PS Business Parks name and logo is owned by PS and licensed to the Company under a non-exclusive, royalty-free license agreement. The license can be terminated by either party for any reason with six months written notice.

Under the property management contract with PS, the Operating Partnership is compensated based on a percentage of the gross revenues of the facilities managed. Under the supervision of the property owners, the Operating Partnership coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, the Operating Partnership assists and advises the property owners in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including property managers and leasing, billing and maintenance personnel.

The property management contract with PS is for a seven-year term with the agreement automatically extending for an additional one-year period upon each one-year anniversary of its commencement (unless cancelled by either party). Either party can give notice of its intent to cancel the agreement upon expiration of its current term. Management fee revenues under this contract were $684,000, $672,000 and $698,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

PS also provides property management services for the self-storage component of two assets owned by the Company. These self-storage facilities, located in Palm Beach County, Florida, operate under the "Public Storage" name.

Under the property management contract, PS is compensated based on a percentage of the gross revenues of the facilities managed. Under the supervision of the Company, PS coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, PS assists and advises the Company in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including on-site managers, assistant managers and associate managers.

Either the Company or PS can cancel the property management contract upon 60 days notice. Management fee expenses under the contract were $52,000, $48,000 and $50,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company had amounts due from PS of $205,000 and $530,000 at December 31, 2011 and 2010, respectively, for these contracts, as well as for certain operating expenses paid by the Company on behalf of PS.

9. Shareholders' equity

Preferred stock

As of December 31, 2011 and 2010, the Company had the following series of preferred stock outstanding:

				December 31, 2011		December 31, 2010	
Series	Issuance Date	Earliest Potential Redemption Date	Dividend Rate	Shares Outstanding	Amount (in thousands)	Shares Outstanding	Amount (in thousands)
Series H ...	January & October, 2004	January, 2009	7.000%	6,340,776	$158,520	6,340,776	$158,520
Series I	April, 2004	April, 2009	6.875%	2,745,050	68,626	2,745,050	68,626
Series M ...	May, 2005	May, 2010	7.200%	3,182,000	79,550	3,182,000	79,550
Series O ...	June & August, 2006	June, 2011	7.375%	3,384,000	84,600	3,384,000	84,600
Series P ...	January, 2007	January, 2012	6.700%	5,290,000	132,250	5,290,000	132,250
Series R ...	October, 2010	October, 2015	6.875%	3,000,000	75,000	3,000,000	75,000
Total				23,941,826	$598,546	23,941,826	$598,546

Subsequent to December 31, 2011, the Company issued $230.0 million or 9,200,000 depositary shares, each representing 1/1,000 of a share of the 6.45% Cumulative Preferred Stock, Series S, at $25.00 per depositary share. Additionally, the Company completed the redemption of its 7.20% Cumulative Preferred Stock, Series M, at its par value of $79.6 million and its 7.375% Cumulative Preferred Stock, Series O, at its par value of $84.6 million. The Company will report the excess of the redemption amount over the carrying amount of $5.3 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders during the first quarter of 2012.

On October 15, 2010, the Company issued 3,000,000 depositary shares, each representing 1/1,000 of a share of the 6.875% Cumulative Preferred Stock, Series R, at $25.00 per depositary share for gross proceeds of $75.0 million.

On November 8, 2010, the Company redeemed 1,935,000 depositary shares, each representing 1/1,000 of a share of the 7.60% Cumulative Preferred Stock, Series L, for $48.4 million. The Company reported the excess of the redemption amount over the carrying amount of $1.6 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders for the year ended December 31, 2010.

On June 7, 2010, the Company redeemed 2,165,000 depositary shares, each representing 1/1,000 of a share of the 7.950% Cumulative Preferred Stock, Series K, for $54.1 million. The Company reported the excess of the redemption amount over the carrying amount of $1.9 million, equal to the original issuance costs, as a reduction of net income allocable to common shareholders and unit holders for the year ended December 31, 2010.

During the first quarter of 2009, The Company paid $50.2 million to repurchase 3,208,174 depositary shares, each representing 1/1,000 of a share of various series of Cumulative Redeemable Preferred Stock for a weighted average purchase price of $15.65 per depositary share. The aggregate par value of the repurchased preferred stock was $80.2 million, which generated a gain of $27.2 million, net of original issuance costs of $2.8 million, was added to net income allocable to common shareholders and unit holders for the year ended December 31, 2009.

The Company paid $41.8 million, $42.7 million and $44.7 million in distributions to its preferred shareholders for the years ended December 31, 2011, 2010 and 2009, respectively.

Holders of the Company's preferred stock will not be entitled to vote on most matters, except under certain conditions. In the event of a cumulative arrearage equal to six quarterly dividends, the holders of the preferred stock will have the right to elect two additional members to serve on the Company's Board of Directors until all events of default have been cured. At December 31, 2011, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the preferred stock is not redeemable prior to the previously noted redemption dates. On or after the respective redemption dates, the respective series of preferred stock will be redeemable, at the option of the Company, in whole or in part, at $25.00 per depositary share, plus any accrued and unpaid dividends. As of December 31, 2011 and 2010, the Company had $19.7 million of deferred costs in connection with the issuance of preferred stock, which the Company will report as additional non-cash distributions upon notice of its intent to redeem such shares.

Common stock

On August 14, 2009, the Company sold 3,450,000 shares of common stock in a public offering and concurrently sold 383,333 shares of common stock to PS. The aggregate net proceeds were $171.2 million.

The Company's Board of Directors previously authorized the repurchase, from time to time, of up to 6.5 million shares of the Company's common stock on the open market or in privately negotiated transactions. During the year ended December 31, 2011, the Company repurchased 591,500 shares of common stock at an aggregate cost of $30.3 million, or an average cost per share of $51.14. Since inception of the program, the Company has repurchased an aggregate of 4.9 million shares of common stock at an aggregate cost of $183.9 million or an average cost per share of $37.64. Under existing board authorizations, the Company can repurchase an additional 1.6 million shares. No shares of common stock were repurchased under this program during the years ended December 31, 2010 and 2009.

The Company paid $43.0 million ($1.76 per common share), $43.3 million ($1.76 per common share) and $39.5 million ($1.76 per common share) in distributions to its common shareholders for the years ended December 31, 2011, 2010 and 2009, respectively. The portion of the distributions classified as ordinary income was 100.0% for the years ended December 31, 2011, 2010 and 2009. No portion of the distributions was classified as long-term capital gain income for the years ended December 31, 2011, 2010 and 2009. Percentages in the two preceding sentences are unaudited.

Equity stock

In addition to common and preferred stock, the Company is authorized to issue 100.0 million shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

10. Stock compensation

PSB has a 1997 Stock Option and Incentive Plan (the "1997 Plan") and a 2003 Stock Option and Incentive Plan (the "2003 Plan"), each covering 1.5 million shares of PSB's common stock. Under the 1997 Plan and 2003 Plan, PSB has granted non-qualified options to certain directors, officers and key employees to purchase shares of PSB's common stock at a price not less than the fair market value of the common stock at the date of grant. Additionally, under the 1997 Plan and 2003 Plan, PSB has granted restricted stock units to officers and key employees.

Generally, options under the 1997 Plan vest over a three-year period from the date of grant at the rate of one third per year and expire 10 years after the date of grant. Options under the 2003 Plan vest over a five-year period from the date of grant at the rate of one fifth per year and expire 10 years after the date of grant. Generally, restricted stock units granted are subject to a six-year vesting schedule, none in year one and 20% for each of the next five years. Certain restricted stock unit grants are subject to a four-year vesting schedule, with either cliff vesting after year four or none in year one and 33.3% for each of the next three years.

The weighted average grant date fair value of options granted in the years ended December 31, 2011, 2010 and 2009 were $5.38 per share, $6.08 per share and $4.14 per share, respectively. The Company has calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants for the years ended December 31, 2011, 2010 and 2009, respectively; a dividend yield of 2.9%, 3.3% and 4.4%; expected volatility of 13.9%, 17.5% and 19.4%; expected life of five years; and risk-free interest rates of 1.7%, 2.4% and 2.0%.

The weighted average grant date fair value of restricted stock units granted during the years ended December 31, 2011, 2010 and 2009 were $51.63, $54.44 and $35.00, respectively. The Company calculated the fair value of each restricted stock unit grant using the market value on the date of grant.

At December 31, 2011, there were a combined total of 865,000 options and restricted stock units authorized to grant. Information with respect to outstanding options and nonvested restricted stock units granted under the 1997 Plan and 2003 Plan is as follows:

Options:	**Number of Options**	**Weighted Average Exercise Price**	**Weighted Average Remaining Contract Life**	**Aggregate Intrinsic Value (in thousands)**
Outstanding at December 31, 2008	556,353	$39.00		
Granted	26,000	$40.50		
Exercised	(35,100)	$33.53		
Forfeited	(4,501)	$38.16		
Outstanding at December 31, 2009	542,752	$39.43		
Granted	291,000	$52.79		
Exercised	(243,936)	$31.90		
Forfeited	(12,000)	$58.19		
Outstanding at December 31, 2010	577,816	$48.95		
Granted	14,000	$60.66		
Exercised	(24,600)	$42.67		
Forfeited	—	$ —		
Outstanding at December 31, 2011	567,216	$49.51	5.68 Years	$ 4,041
Exercisable at December 31, 2011	307,216	$46.70	3.73 Years	$ 3,148

Restricted Stock Units:	**Number of Units**	**Weighted Average Grant Date Fair Value**
Nonvested at December 31, 2008	229,688	$54.81
Granted	11,700	$35.00
Vested	(114,797)	$53.94
Forfeited	(7,500)	$55.96
Nonvested at December 31, 2009	119,091	$53.64
Granted	13,900	$54.44
Vested	(44,857)	$53.84
Forfeited	(2,460)	$55.90
Nonvested at December 31, 2010	85,674	$53.60
Granted	8,700	$51.63
Vested	(29,890)	$55.88
Forfeited	(5,260)	$52.70
Nonvested at December 31, 2011	59,224	$52.24

Included in the Company's consolidated statements of income for the years ended December 31, 2011, 2010 and 2009 was $486,000, $509,000 and $467,000, respectively, in net compensation expense related to stock options. Net compensation expense of $920,000, $1.5 million and $2.3 million related to restricted stock units was recognized during the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, there was $1.2 million of unamortized compensation expense related to stock options expected to be recognized over a weighted average period of 3.2 years. As of December 31, 2011, there was $2.1 million of unamortized compensation expense related to restricted stock units expected to be recognized over a weighted average period of 3.4 years.

Cash received from 24,600 stock options exercised for the year ended December 31, 2011 was $1.1 million. Cash received from 243,936 stock options exercised during the year ended December 31, 2010 was $7.8 million. Cash received from 35,100 stock options exercised during the year ended December 31, 2009 was $1.2 million. The aggregate intrinsic value of the stock options exercised during the years ended December 31, 2011, 2010 and 2009 was $457,000, $5.3 million and $453,000, respectively.

During the year ended December 31, 2011, 29,890 restricted stock units vested; in settlement of these units, 18,907 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2011 was $1.7 million. During the year ended December 31, 2010, 44,857 restricted stock units vested; in settlement of these units, 27,732 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2010 was $2.4 million. During the year ended December 31, 2009, 114,797 restricted stock units vested; in settlement of these units, 71,160 shares were issued, net of shares applied to payroll taxes. The aggregate fair value of the shares vested for the year ended December 31, 2009 was $4.3 million.

In May of 2004, the shareholders of the Company approved the issuance of up to 70,000 shares of common stock under the Retirement Plan for Non-Employee Directors (the "Director Plan"). Under the Director Plan, the Company grants 1,000 shares of common stock for each year served as a director up to a maximum of 5,000 shares issued upon retirement. In December of 2011, the Director Plan was amended to increase the maximum shares from 5,000 shares to 7,000 shares, 1,000 shares of common stock for each year served as a director. The Company recognizes compensation expense with regards to grants to be issued in the future under the Director Plan. As a result, included in the Company's consolidated statements of income was $559,000, $153,000 and $167,000 in compensation expense for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011, 2010 and 2009, there was $514,000, $339,000 and $252,000, respectively, of unamortized compensation expense related to these shares. In January, 2011, the Company issued 5,000 shares to a director upon retirement with an aggregate fair value of $290,000. No shares were issued during the years ended December 31, 2010 and 2009.

11. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In thousands, except per share data)			
Revenues	$73,512	$73,053	$76,562	$74,692
Cost of operations	$25,708	$24,213	$24,884	$25,343
Net income allocable to common shareholders	$16,562	$11,374	$15,444	$ 8,801
Net income per share:				
Basic	$ 0.67	$ 0.46	$ 0.63	$ 0.36
Diluted	$ 0.67	$ 0.46	$ 0.63	$ 0.36

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(In thousands, except per share data)			
Revenues	$66,648	$69,432	$69,773	$70,799
Cost of operations	$22,741	$21,476	$22,743	$22,670
Net income allocable to common shareholders	$11,740	$ 9,229	$ 9,608	$ 8,375
Net income per share:				
Basic	$ 0.48	$ 0.38	$ 0.39	$ 0.34
Diluted	$ 0.48	$ 0.37	$ 0.39	$ 0.34

12. Commitments and contingencies

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability.

The Company currently is neither subject to any other material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation and administrative proceedings arising in the ordinary course of business.

13. 401(K) Plan

The Company has a 401(K) savings plan (the "Plan") in which all eligible employees may participate. The Plan provides for the Company to make matching contributions to all eligible employees up to 4% of their annual salary dependent on the employee's level of participation. For the years ended December 31, 2011, 2010 and 2009, $328,000, $297,000 and $294,000, respectively, was charged as expense related to this plan.

PS BUSINESS PARKS, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(DOLLARS IN THOUSANDS)

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2011			Accumulated Depreciation	Year(s) Acquired	Depreciable Lives (Years)
			Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Total			
Mesa	Mesa, AZ	$ —	$ 675	$ 1,692	$2,874	$ 675	$ 4,566	$ 5,241	$ 3,139	1997	5-30
Corporate/Metro Park Phoenix	Phoenix, AZ	—	5,130	17,514	2,427	5,130	19,941	25,071	9,875	1999/2003	5-30
Tempe/McKellips	Tempe, AZ	—	195	522	625	195	1,147	1,342	743	1997	5-30
University	Tempe, AZ	—	2,805	7,107	6,027	2,805	13,134	15,939	8,508	1997	5-30
Concord Business Park	Concord, CA	—	12,454	20,491	—	12,454	20,491	32,945	—	2011	5-30
Bayview Business Park	Fremont, CA	7,300	4,990	4,831	—	4,990	4,831	9,821	—	2011	5-30
Christy Business Park	Fremont, CA	14,200	11,450	16,254	—	11,450	16,254	27,704	—	2011	5-30
Industrial Drive Distribution Center	Fremont, CA	5,300	7,482	6,812	—	7,482	6,812	14,294	—	2011	5-30
Bay Center Business Park	Hayward, CA	27,500	19,052	50,501	—	19,052	50,501	69,553	—	2011	5-30
Cabot Distribution Center	Hayward, CA	9,300	5,859	10,811	—	5,859	10,811	16,670	—	2011	5-30
Diablo Business Park	Hayward, CA	—	9,102	15,721	—	9,102	15,721	24,823	—	2011	5-30
Eden Landing	Hayward, CA	4,800	3,275	6,174	—	3,275	6,174	9,449	—	2011	5-30
Hayward Business Park	Hayward, CA	46,400	28,256	54,418	—	28,256	54,418	82,674	—	2011	5-30
Huntwood Business Park	Hayward, CA	11,600	7,391	11,819	—	7,391	11,819	19,210	—	2011	5-30
Parkway Commerce	Hayward, CA	—	4,398	10,433	3,835	4,398	14,268	18,666	7,585	1997	5-30
Dixon Landing Business Park	Milpitas, CA	30,000	26,301	21,121	—	26,301	21,121	47,422	—	2011	5-30
Monterey/Calle	Monterey, CA	—	288	706	285	288	991	1,279	556	1997	5-30
Port of Oakland	Oakland, CA	10,800	5,638	11,066	—	5,638	11,066	16,704	—	2011	5-30
Northpointe Business Center	Sacramento, CA	—	3,031	13,826	5,603	3,031	19,429	22,460	11,480	1999	5-30
Sacramento/Northgate	Sacramento, CA	—	1,710	4,567	3,031	1,710	7,598	9,308	4,697	1997	5-30
Charcot Business Park	San Jose, CA	10,300	8,086	11,546	—	8,086	11,546	19,632	—	2011	
Las Plumas	San Jose, CA	—	4,379	12,889	5,599	4,379	18,488	22,867	11,436	1998	5-30
Little Orchard Distribution Center	San Jose, CA	5,900	7,725	3,846	—	7,725	3,846	11,571	—	2011	
Montague Industrial Park	San Jose, CA	14,200	14,476	12,807	—	14,476	12,807	27,283	—	2011	
Oakland Road	San Jose, CA	—	3,458	8,765	2,629	3,458	11,394	14,852	6,207	1997	5-30
Rogers Ave	San Jose, CA	—	3,540	4,896	340	3,540	5,236	8,776	1,806	2006	5-30
Doolittle Business Park	San Leandro, CA	4,500	3,929	6,231	—	3,929	6,231	10,160	—	2011	
San Ramon/Norris Canyon	San Ramon, CA	—	1,486	3,642	1,178	1,486	4,820	6,306	2,551	1997	5-30
Commerce Park	Santa Clara, CA	—	17,218	21,914	3,417	17,218	25,331	42,549	12,783	2007	5-30
Santa Clara Tech Park	Santa Clara, CA	—	7,673	15,645	2,236	7,673	17,881	25,554	8,656	2000	5-30
Walsh at Lafayette	Santa Clara, CA	19,300	13,437	17,890	—	13,437	17,890	31,327	—	2011	
Airport Blvd.	So. San Francisco, CA	—	899	2,387	630	899	3,017	3,916	1,556	1997	5-30
So. San Francisco/Produce	So. San Francisco, CA	—	776	1,886	393	776	2,279	3,055	1,162	1997	5-30
Kifer Industrial Park	Sunnyvale, CA	28,600	13,227	37,874	—	13,227	37,874	51,101	—	2011	
Buena Park Industrial Center	Buena Park, CA	—	3,245	7,703	1,911	3,245	9,614	12,859	5,082	1997	5-30
Carson	Carson, CA	—	990	2,496	1,286	990	3,782	4,772	2,164	1997	5-30
Cerritos Business Center	Cerritos, CA	—	4,218	10,273	3,196	4,218	13,469	17,687	7,295	1997	5-30
Cerritos/Edwards	Cerritos, CA	—	450	1,217	1,172	450	2,389	2,839	1,235	1997	5-30

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2011			Accumulated Depreciation	Year(s) Acquired	Depreciable Lives (Years)
			Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Total			
Culver City	Culver City, CA	—	3,252	8,157	5,369	3,252	13,526	16,778	7,671	1997	5-30
Corporate Pointe	Irvine, CA	—	6,876	18,519	6,177	6,876	24,696	31,572	13,371	2000	5-30
Laguna Hills Commerce Center	Laguna Hills, CA	—	16,261	39,559	4,479	16,261	44,038	60,299	21,828	1997	5-30
Plaza Del Lago	Laguna Hills, CA	—	2,037	5,051	3,500	2,037	8,551	10,588	5,227	1997	5-30
Canada	Lake Forest, CA	—	5,508	13,785	4,579	5,508	18,364	23,872	9,834	1997	5-30
Monterey Park	Monterey Park, CA	—	3,078	7,862	1,322	3,078	9,184	12,262	4,849	1997	5-30
Orange County Business Center	Orange County, CA	—	9,405	35,746	15,698	9,405	51,444	60,849	35,471	2003	5-30
Orangewood	Orange County, CA	—	2,637	12,291	3,121	2,637	15,412	18,049	7,178	2003	5-30
Kearney Mesa	San Diego, CA	—	2,894	7,089	2,568	2,894	9,657	12,551	5,187	1997	5-30
Lusk	San Diego, CA	—	5,711	14,049	5,072	5,711	19,121	24,832	10,519	1997	5-30
Rose Canyon Business Park	San Diego, CA	13,436	15,129	20,054	1,667	15,129	21,721	36,850	8,820	2005	5-30
Signal Hill	Signal Hill, CA	—	6,693	12,699	2,039	6,693	14,738	21,431	6,502	1997/2006	5-30
Studio City/Ventura	Studio City, CA	—	621	1,530	346	621	1,876	2,497	1,038	1997	5-30
Torrance	Torrance, CA	—	2,318	6,069	2,457	2,318	8,526	10,844	4,655	1997	5-30
Boca Commerce	Boca Raton, FL	9,311	7,795	9,258	936	7,795	10,194	17,989	2,898	2006	5-30
MICC	Miami, FL	—	89,529	105,370	33,365	89,529	138,735	228,264	64,411	2003/2011	5-30
Wellington	Wellington, FL	9,337	10,845	18,560	1,278	10,845	19,838	30,683	5,266	2006	5-30
Ammendale	Beltsville, MD	—	4,278	18,380	8,012	4,278	26,392	30,670	16,766	1998	5-30
Gaithersburg/Christopher	Gaithersburg, MD	—	475	1,203	514	475	1,717	2,192	984	1997	5-30
Metro Park	Rockville, MD	—	33,995	94,463	30,134	33,995	124,597	158,592	65,747	2001	5-30
Parklawn Business Park	Rockville, MD	—	3,387	19,628	1,586	3,387	21,214	24,601	2,235	2010	5-30
Shady Grove	Rockville, MD	—	5,372	50,727	5,895	5,372	56,622	61,994	5,326	2010	5-30
Westech Business Park	Silver Spring, MD	—	25,261	74,572	9,175	25,261	83,747	109,008	36,323	2006	5-30
Cornell Oaks	Beaverton, OR	—	20,616	63,235	13,843	20,616	77,078	97,694	38,868	2001	5-30
Creekside	Beaverton, OR	—	15,007	47,125	20,547	15,007	67,672	82,679	39,963	1998/2000	5-30
Milwaukie	Milwaukie, OR	—	1,125	2,857	1,570	1,125	4,427	5,552	2,428	1997	5-30
Empire Commerce	Dallas, TX	—	304	1,545	805	304	2,350	2,654	1,460	1998	5-30
Northgate	Dallas, TX	—	1,274	5,505	3,312	1,274	8,817	10,091	4,947	1998	5-30
Westwood Business Park	Farmers Branch, TX	—	941	6,884	1,586	941	8,470	9,411	3,715	2003	5-30
Eastgate	Garland, TX	—	480	1,203	516	480	1,719	2,199	977	1997	5-30
NFTZ (1)	Irving, TX	—	1,517	6,499	1,822	1,517	8,321	9,838	5,117	1998	5-30
Royal Tech	Irving, TX	—	13,989	54,113	18,495	13,989	72,608	86,597	38,787	1998-2000/2011	5-30
La Prada	Mesquite, TX	—	495	1,235	616	495	1,851	2,346	1,047	1997	5-30
The Summit	Plano, TX	—	1,536	6,654	3,711	1,536	10,365	11,901	6,336	1998	5-30
Richardson/Business Parkway	Richardson, TX	—	799	3,568	2,204	799	5,772	6,571	3,649	1998	5-30
Ben White	Austin, TX	—	1,550	7,015	1,171	1,550	8,186	9,736	4,256	1998	5-30
Lamar Business Park	Austin, TX	—	2,528	6,596	3,909	2,528	10,505	13,033	7,570	1997	5-30
McKalla	Austin, TX	—	1,411	6,384	1,891	1,411	8,275	9,686	4,879	1998	5-30
Rutland	Austin, TX	—	2,022	9,397	3,458	2,022	12,855	14,877	6,092	1998/1999	5-30
Waterford	Austin, TX	—	2,108	9,649	3,065	2,108	12,714	14,822	7,154	1999	5-30
Braker Business Park	Austin, TX	—	1,874	13,990	439	1,874	14,429	16,303	2,022	2010	5-30
McNeil	Austin, TX	—	1,642	10,946	1,456	1,642	12,402	14,044	3,341	1999/2010	5-30
Mopac Business Park	Austin, TX	—	719	3,579	266	719	3,845	4,564	482	2010	5-30
Southpark Business Park	Austin, TX	—	1,266	9,882	475	1,266	10,357	11,623	1,409	2010	5-30
Quail Valley	Missouri City, TX	—	360	918	1,040	360	1,958	2,318	1,099	1997	5-30
Bren Mar	Alexandria, VA	—	2,197	5,380	3,342	2,197	8,722	10,919	5,029	1997	5-30
Eisenhower	Alexandria, VA	—	1,440	3,635	2,306	1,440	5,941	7,381	3,675	1997	5-30
Beaumont	Chantilly, VA	—	4,736	11,051	1,722	4,736	12,773	17,509	5,198	2006	5-30
Dulles South/Sullyfield	Chantilly, VA	—	1,373	6,810	2,337	1,373	9,147	10,520	4,885	1999	5-30

Description	Location	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2011			Accumulated Depreciation	Year(s) Acquired	Depreciable Lives (Years)
			Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Total			
Lafayette	Chantilly, VA	—	1,680	13,398	4,100	1,680	17,498	19,178	10,065	1999/2000	5-30
Park East	Chantilly, VA	—	3,851	18,029	8,319	3,851	26,348	30,199	12,609	1999	5-30
Fair Oaks Business Park	Fairfax, VA	—	13,598	36,232	4,849	13,598	41,081	54,679	18,694	2004/2007	5-30
Prosperity Business Campus	Fairfax, VA	—	23,147	67,575	21,183	23,147	88,758	111,905	44,885	2001	5-30
Monroe	Herndon, VA	—	6,737	18,911	9,211	6,737	28,122	34,859	16,176	1997/1999	5-30
Gunston	Lorton, VA	—	4,146	17,872	3,655	4,146	21,527	25,673	11,904	1998	5-30
Westpark Business Campus	McLean, VA	—	53,882	111,253	8,809	53,882	120,062	173,944	7,048	2010/2011	5-30
Alban Road	Springfield, VA	—	1,935	4,736	4,237	1,935	8,973	10,908	5,672	1997	5-30
I-95	Springfield, VA	—	3,535	15,672	9,816	3,535	25,488	29,023	16,829	2000	5-30
Northpointe	Sterling, VA	—	2,767	8,778	3,839	2,767	12,617	15,384	8,088	1997/1998	5-30
Shaw Road	Sterling, VA	—	2,969	10,008	3,787	2,969	13,795	16,764	8,882	1998	5-30
Tysons Corporate Center	Vienna, VA	—	9,885	25,302	3,111	9,885	28,413	38,298	2,600	2010	5-30
Woodbridge	Woodbridge, VA	—	1,350	3,398	1,622	1,350	5,020	6,370	2,866	1997	5-30
Overlake	Redmond, WA	—	27,761	49,353	4,833	27,761	54,186	81,947	24,662	2007	5-30
Renton	Renton, WA	—	330	889	496	330	1,385	1,715	812	1997	5-30
		$282,084	$772,933	$1,771,975	$385,754	$772,933	$2,157,729	$2,930,662	$846,799		

(1) The Company owns two properties that are subject to ground leases in Las Colinas, Texas, expiring in 2019 and 2020, each with one 10 year extension option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2012

PS BUSINESS PARKS, INC.

By: /s/ Joseph D. Russell, Jr.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Chairman of the Board	February 24, 2012
/s/ Joseph D. Russell, Jr. Joseph D. Russell, Jr.	President, Director and Chief Executive Officer (principal executive officer)	February 24, 2012
/s/ Edward A. Stokx Edward A. Stokx	Chief Financial Officer (principal financial officer and principal accounting officer)	February 24, 2012
/s/ R. Wesley Burns R. Wesley Burns	Director	February 24, 2012
/s/ Jennifer Holden Dunbar Jennifer Holden Dunbar	Director	February 24, 2012
/s/ Arthur M. Friedman Arthur M. Friedman	Director	February 24, 2012
/s/ James H. Kropp James H. Kropp	Director	February 24, 2012
/s/ Sara Grootwassink Lewis Sara Grootwassink Lewis	Director	February 24, 2012
/s/ Michael V. McGee Michael V. McGee	Director	February 24, 2012

PS BUSINESS PARKS, INC.

EXHIBIT INDEX
(Items 15(a)(3) and 15(b))

3.1	Restated Articles of Incorporation. Filed with Registrant's Registration Statement on Form S-3 (No. 333-78627) and incorporated herein by reference.
3.2	Restated Bylaws, as amended. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference.
3.3	Certificate of Determination of Preferences of 8.75% Series C Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
3.4	Certificate of Determination of Preferences of 8.875% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
3.5	Amendment to Certificate of Determination of Preferences of 8.875% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.
3.6	Certificate of Determination of Preferences of 8.875% Series Y Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (SEC File No. 001-10709) and incorporated herein by reference.
3.7	Certificate of Determination of Preferences of 9.50% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated May 7, 2001 (SEC File No. 001-10709) and incorporated herein by reference.
3.8	Amendment to Certificate of Determination of Preferences of 9.50% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.
3.9	Certificate of Determination of Preferences of 9 ¼% Series E Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.
3.10	Certificate of Determination of Preferences of 8.75% Series F Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 18, 2002 (SEC File No. 001-10709) and incorporated herein by reference.
3.11	Certificate of Determination of Preferences of 7.95% Series G Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.
3.12	Certificate of Determination of Preferences of 7.00% Series H Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. filed with Registrant's Current Report on Form 8-K dated January 16, 2004 and incorporated herein by reference.
3.13	Certificate of Determination of Preferences of 6.875% Series I Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated March 31, 2004 and incorporated herein by reference.
3.14	Certificate of Determination of Preferences of 7.50% Series J Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.
3.15	Certificate of Determination of Preferences of 7.950% Series K Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated June 24, 2004 and incorporated herein by reference.

3.16	Certificate of Determination of Preferences of 7.60% Series L Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated August 23, 2004 and incorporated herein by reference.
3.17	Certificate of Correction of Certificate of Determination of Preferences for the 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated October 18, 2004 and incorporated herein by reference.
3.18	Amendment to Certificate of Determination of Preferences for the 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated October 18, 2004 and incorporated herein by reference.
3.19	Certificate of Determination of Preferences of 7 ⅛% Series N Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.
3.20	Certificate of Determination of Preferences of 6.70% Series P Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 9, 2007 and incorporated herein by reference.
3.21	Certificate of Determination of Preferences of 6.55% Series Q Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated March 16, 2007 and incorporated herein by reference.
3.22	Certificate of Determination of Preferences of 6.875% Cumulative Preferred Stock, Series R of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated October 7, 2010 and incorporated herein by reference.
3.23	Certificate of Determination of Preferences of 6.45% Cumulative Preferred Stock, Series S of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 11, 2012 and incorporated herein by reference.
4.1	Deposit Agreement Relating to 7.00% Cumulative Preferred Stock, Series H of PS Business Parks, Inc., dated as of January 15, 2004. Filed with Registrant's Current Report on Form 8-K dated January 15, 2004 and incorporated herein by reference.
4.2	Deposit Agreement Relating to 6.875% Cumulative Preferred Stock, Series I of PS Business Parks, Inc., dated as of March 31, 2004. Filed with Registrant's Current Report on Form 8-K dated March 31, 2004 and incorporated herein by reference.
4.3	Deposit Agreement Relating to 6.70% Cumulative Preferred Stock, Series P of PS Business Parks, Inc., dated as of January 9, 2007. Filed with Registrant's Current Report on Form 8-K dated January 9, 2007 and incorporated herein by reference.
4.4	Deposit Agreement Relating to 6.875% Cumulative Preferred Stock, Series R of PS Business Parks, Inc., dated as of October 7, 2010. Filed with Registrant's Current Report on Form 8-K dated October 7, 2010 and incorporated herein by reference.
4.5	Deposit Agreement Relating to 6.45% Cumulative Preferred Stock, Series S of PS Business Parks, Inc., dated as of January 10, 2012. Filed with Registrant's Current Report on Form 8-K dated January 11, 2012 and incorporated herein by reference.
10.1	Amended Management Agreement between Storage Equities, Inc. and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with PS's Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-08389) and incorporated herein by reference.
10.2	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.3*	Offer Letter/ Employment Agreement between Registrant and Joseph D. Russell, Jr., dated as of September 6, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.
10.4	Form of Indemnity Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.5* Form of Indemnification Agreement for Executive Officers. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.

10.6 Cost Sharing and Administrative Services Agreement dated as of November 16, 1995 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.7 Amendment to Cost Sharing and Administrative Services Agreement dated as of January 2, 1997 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.8 Accounts Payable and Payroll Disbursement Services Agreement dated as of January 2, 1997 by and between PSCC, Inc. and AOPP LP. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (SEC File No. 001-10709) and incorporated herein by reference.

10.9 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series B Cumulative Redeemable Preferred Units, dated as of April 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.10 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.25% Series A Cumulative Redeemable Preferred Units, dated as of April 30, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.11 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.75% Series C Cumulative Redeemable Preferred Units, dated as of September 3, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.12 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series X Cumulative Redeemable Preferred Units, dated as of September 7, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.13 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to Additional 8.875% Series X Cumulative Redeemable Preferred Units, dated as of September 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (SEC File No. 001-10709) and incorporated herein by reference.

10.14 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.875% Series Y Cumulative Redeemable Preferred Units, dated as of July 12, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (SEC File No. 001-10709) and incorporated herein by reference.

10.15 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.50% Series D Cumulative Redeemable Preferred Units, dated as of May 10, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.16 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9.50% Series D Cumulative Redeemable Preferred Units, dated as of June 18, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.17 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9 ¼% Series E Cumulative Redeemable Preferred Units, dated as of September 21, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 001-10709) and incorporated herein by reference.

10.18	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8.75% Series F Cumulative Redeemable Preferred Units, dated as of January 18, 2002. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (SEC File No. 001-10709) and incorporated herein by reference.
10.19	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.95% Series G Cumulative Redeemable Preferred Units, dated as of October 30, 2002. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.
10.20	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.00% Series H Cumulative Redeemable Preferred Units, dated as of January 16, 2004. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.
10.21	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.875% Series I Cumulative Redeemable Preferred Units, dated as of April 21, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.22	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.50% Series J Cumulative Redeemable Preferred Units, dated as of May 27, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.
10.23	Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.50% Series J Cumulative Redeemable Preferred Units, dated as of June 17, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.
10.24	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.95% Series K Cumulative Redeemable Preferred Units, dated as of June 30, 2004, filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.
10.25	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.60% Series L Cumulative Redeemable Preferred Units, dated as of August 31, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.26	Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.00% Series H Cumulative Redeemable Preferred Units, dated as of October 25, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.27	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7 ⅛% Series N Cumulative Redeemable Preferred Units, dated as of December 12, 2005. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.
10.28	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.70% Series P Cumulative Redeemable Preferred Units, dated as of January 9, 2007. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.
10.29	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.55% Series Q Cumulative Redeemable Preferred Units, dated as of March 12, 2007. Filed with Registrant's Current Report on Form 8-K dated March 16, 2007 and incorporated herein by reference.
10.30	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.875% Series R Cumulative Redeemable Preferred Units, dated as of October 15, 2010. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (SEC File No. 001-10709) and incorporated herein by reference.

10.31 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 6.45% Series S Cumulative Redeemable Preferred Units, dated as of January 10, 2012. Filed herewith.

10.32 Registration Rights Agreement by and between PS Business Parks, Inc. and GSEP 2005 Realty Corp., dated as of December 12, 2005, relating to 7.125% Series N Cumlative Redeemable Preferred Units. Filed with Registrant's Current Report on Form 8-K dated December 16, 2005 and incorporated herein by reference.

10.33 Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-10709) and incorporated herein by reference.

10.34 Modification Agreement, dated as of December 29, 2003. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference. This exhibit modifies the Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 (SEC File No. 001-10709) and incorporated herein by reference.

10.35 Modification Agreement, dated as of January 23, 2004. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference. This exhibit modifies the Modification Agreement dated as of December 29, 2003 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.36 Third Modification Agreement, dated as of August 5, 2005. Filed with the Registrant's Current Report on Form 8-K dated August 5, 2005 and incorporated herein by reference. This exhibit modifies the Modification Agreement dated as of January 23, 2004 and filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.

10.37 Fourth Modification Agreement dated as of July 30, 2008 to Amended and Restated Revolving Credit Agreement dated October 29, 2002. Filed with Registrant's Current Report of Form 8-K dated August 5, 2008 and incorporated herein by reference.

10.38 Fifth Modification Agreement dated as of July 28, 2010 to Amended and Restated Revolving Credit Agreement dated October 29, 2002. Filed with Registrant's Current Report on Form 8-K dated August 2, 2010 and incorporated herein by reference.

10.39 Promissory Note dated February 9, 2011. Filed with the Registrant's Current Report on Form 8-K dated February 14, 2011 and incorporated herein by reference.

10.40 Sixth Modification Agreement dated as of August 3, 2011 to Amended and Restated Revolving Credit Agreement dated October 29, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 and incorporated herein by reference.

10.41 Loan Agreement, dated November 17, 2006, between Northern California Industrial Portfolio, Inc., a Maryland corporation, and LaSalle Bank National Association, a national banking association. Filed with the Registrant's Current Report on Form 8-K dated December 20, 2011 and incorporated herein by reference.

10.42 Credit Agreement dated as of December 20, 2011, by and among PS Business Parks, L.P., a California limited partnership, as borrower, and Wells Fargo Bank, National Association, as Administrative Agent for the Lenders. Filed with the Registrant's Current Report on Form 8-K dated December 20, 2011 and incorporated herein by reference.

10.43 Seventh Modification Agreement dated as of December 20, 2011 to Amended and Restated Revolving Credit Agreement dated October 29, 2002. Filed with the Registrant's Current Report on Form 8-K dated December 20, 2011 and incorporated herein by reference.

10.44 First Modification Agreement dated December 29, 2011 to Credit Agreement dated December 20, 2011 by and among PS Business Parks, L.P., a California limited partnership, as borrower, and Wells Fargo Bank, National Association, as Administrative Agent for the Lenders. Filed with the Registrant's Current Report on Form 8-K dated January 5, 2012 and incorporated herein by reference.

10.45*	Registrant's 1997 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement on Form S-8 (No. 333-48313) and incorporated herein by reference.
10.46*	Registrant's 2003 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement on Form S-8 (No. 333-104604) and incorporated herein by reference.
10.47*	Amended and Restated Retirement Plan for Non-Employee Directors. Filed herewith.
10.48*	Form of PS Business Parks, Inc. Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.49*	Form of PS Business Parks, Inc. 2003 Stock Option and Incentive Plan Non-Qualified Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.50*	Form of PS Business Parks, Inc. 2003 Stock Option and Incentive Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.
10.51*	Amendment to Form of Director Stock Option Agreement. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (SEC File No. 001-10709) and incorporated herein by reference.
10.52*	Revised Form of Director Stock Option Agreement. Filed with Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 (SEC File No. 001-10709) and incorporated herein by reference.
12	Statement re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.
21	List of Subsidiaries. Filed herewith.
23	Consent of Independent Registered Public Accounting Firm. Filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.
101 .INS	XBRL Instance Document. Filed herewith.
101 .SCH	XBRL Taxonomy Extension Schema. Filed herewith.
101 .CAL	XBRL Taxonomy Extension Calculation Linkbase. Filed herewith.
101 .DEF	XBRL Taxonomy Extension Definition Linkbase. Filed herewith.
101 .LAB	XBRL Taxonomy Extension Label Linkbase. Filed herewith.
101 .PRE	XBRL Taxonomy Extension Presentation Link. Filed herewith.

* Management contract or compensatory plan or arrangement

Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2011	2010	2009	2008	2007
Income from continuing operations	$ 99,543	$96,401	$91,442	$84,188	$80,683
Interest expense	5,455	3,534	3,552	3,952	4,130
Earnings from continuing operations available to cover fixed charges	$104,998	$99,935	$94,994	$88,140	$84,813
Fixed charges (1)	$ 5,455	$ 3,534	$ 3,552	$ 3,952	$ 4,130
Preferred stock dividends	41,799	46,214	17,440	46,630	50,937
Preferred partnership distributions	(6,991)	5,103	(2,569)	7,007	6,854
Combined fixed charges and preferred distributions	$ 40,263	$54,851	$18,423	$57,589	$61,921
Ratio of earnings from continuing operations to fixed charges	19.2	28.3	26.7	22.3	20.5
Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	2.6	1.8	5.2	1.5	1.4

Supplemental disclosure of Ratio of Funds from Operations ("FFO") to fixed charges:

	2011	2010	2009	2008	2007
FFO	$149,797	$124,420	$163,074	$131,558	$122,405
Interest expense	5,455	3,534	3,552	3,952	4,130
Net income allocable to noncontrolling interests — preferred units	(6,991)	5,103	(2,569)	7,007	6,854
Preferred stock dividends	41,799	46,214	17,440	46,630	50,937
FFO available to cover fixed charges	$190,060	$179,271	$181,497	$189,147	$184,326
Fixed charges (1)	$ 5,455	$ 3,534	$ 3,552	$ 3,952	$ 4,130
Preferred stock dividends (2)	41,799	42,730	44,662	50,858	50,937
Preferred partnership distributions (2)	398	4,521	5,848	7,007	6,854
Combined fixed charges and preferred distributions paid	$ 47,652	$ 50,785	$ 54,062	$ 61,817	$ 61,921
Ratio of adjusted FFO to fixed charges	34.8	50.7	51.1	47.9	44.6
Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	4.0	3.5	3.4	3.1	3.0

(1) Fixed charges include interest expense.

(2) Excludes the issuance costs related to the redemption/repurchase of preferred equity and the gain on the repurchase of preferred equity.

Exhibit 21

List of Subsidiaries

The following sets forth the subsidiaries of the Registrant and their respective states of incorporation or organization:

Name	State
American Office Park Properties, TPGP, Inc.	California
PSBP QRS, Inc.	California
Hemmore, Inc.	Maryland
AOPP Acquisition Corp. Two	California
Tenant Advantage, Inc.	California
PS Business Parks, L.P.	California
PSBP Northpointe D, L.L.C.	Virginia
Monroe Parkway, L.L.C.	Virginia
2767 Prosperity Way, L.L.C	California
Metro Park I, L.L.C.	Delaware
Metro Park II, L.L.C.	Delaware
Metro Park III, L.L.C.	Delaware
Metro Park IV, L.L.C.	Delaware
Metro Park V, L.L.C.	Delaware
PS Metro Park, L.L.C.	Delaware
PSB Lancaster, L.L.C.	Delaware
PSB Northern California Industrial Portfolio, L.L.C	Delaware
PSBP Springing Member, L.L.C	Delaware
PSBP Westwood GP, L.L.C.	Delaware
PSBP Industrial, L.L.C.	Delaware
Miami International Commerce Center	Florida
REVX-098, L.L.C.	Delaware
PS Rose Canyon, L.L.C.	Delaware
GB, L.L.C.	Maryland
PSBP Meadows L.L.C.	Delaware
PSBP Meadows Member L.L.C.	Delaware
PSB Boca Commerce Park, L.L.C.	Delaware
PSB Wellington Commerce Park I, L.L.C.	Delaware
PSB Wellington Commerce Park II, L.L.C.	Delaware
PSB Wellington Commerce Park III, L.L.C.	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-48313) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 1997 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-50274) of PS Business Parks, Inc. pertaining to the PS 401(k)/ Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-104604) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 2003 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-129463) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. Retirement Plan for Non-Employee Directors and the Registration Statement on Form S-3 (No. 333-160104) and the related prospectus of our reports dated February 24, 2012 with respect to the consolidated financial statements and related financial statement schedule of PS Business Parks, Inc., and the effectiveness of internal control over financial reporting of PS Business Parks, Inc., included in this Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Los Angeles, California
February 24, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph D. Russell, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph D. Russell, Jr.

Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: February 24, 2012

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edward A. Stokx certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Edward A. Stokx

Name: Edward A. Stokx
Title: Chief Financial Officer
Date: February 24, 2012

Exhibit 32.1

**Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to**

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of PS Business Parks, Inc. (the "Company") for the period ending December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Joseph D. Russell Jr., as Chief Executive Officer of the Company, and Edward A. Stokx, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph D. Russell, Jr.
Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: February 24, 2012

/s/ Edward A. Stokx
Name: Edward A. Stokx
Title: Chief Financial Officer
Date: February 24, 2012

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CORPORATE DATA

Corporate Headquarters

701 Western Avenue
Glendale, California 91201-2349
(818) 244-8080 Telephone
(818) 242-0566 Facsimile

Website

www.psbusinessparks.com

Board of Directors

RONALD L. HAVNER, JR. (1998)
Chairman of the Board
Chairman of the Board, President and Chief Executive Officer of Public Storage

JOSEPH D. RUSSELL, JR. (2003)
President and Chief Executive Officer

R. WESLEY BURNS (2005)
Retired Managing Director
PIMCO

JENNIFER HOLDEN DUNBAR (2009)
Managing Director
Dunbar Partners, LLC

ARTHUR M. FRIEDMAN (1998)
Private Investor

JAMES H. KROPP (1998)
Chief Investment Officer
i3 Funds LLC

SARA GROOTWASSINK LEWIS (2010)
Private Investor

MICHAEL V. McGEE (2006)
President and Chief Executive Officer
Pardee Homes

GARY E. PRUITT (2012)
Retired Chairman of Univar N.V.

PETER SCHULTZ (2012)
Retired President, Chief Executive Officer and Director of the Beacon Group, Inc.

( ) = date director was elected to the Board

Executive Officers

JOSEPH D. RUSSELL, JR.
President and Chief Executive Officer

JOHN W. PETERSEN
Executive Vice President and Chief Operating Officer

EDWARD A. STOKX
Executive Vice President, Chief Financial Officer and Secretary

MARIA R. HAWTHORNE
Executive Vice President, East Coast

Vice Presidents

TRENTON A. GROVES
Vice President, Corporate Controller

COBY A. HOLLEY
Vice President, Pacific Northwest Division

ROBIN E. MATHER
Vice President, Southern California Division

WILLIAM A. McFAUL
Vice President, Washington Metro Division

ROSS K. PARKIN
Vice President, Acquisitions and Dispositions

EDDIE F. RUIZ
Vice President, Director of Facilities

VIOLA I. SANCHEZ
Vice President, Southeast Division

GEORGE MICHAEL VAN ETTEN
Vice President, Construction Management

DAVID A. VICARS
Vice President, Midwest Division

Regional Management

STUART H. HUTCHISON
Regional Manager, Southern California

JEFFREY C. PASCHAL
Regional Manager, Midwest

KEITH W. SUMMERS
Regional Manager, Northern Virginia

EUGENE UHLMAN
Regional Manager, Maryland

DAVID C. WEINSTEIN
Regional Manager, Northern California

Transfer Agent

American Stock Transfer
& Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, CA

Stock Listing

PS Business Parks, Inc. is traded on the New York Stock Exchange under the symbol "PSB."


PSB
LISTED
NYSE

Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 18, 2011.

Additional Information Sources

The Company's website, www.psbusinessparks.com, contains financial information of interest to shareholders, brokers and others.


NAREIT

PS Business Parks, Inc. is a member and active supporter of the National Association of Real Estate Investment Trusts.



PSBUSINESSPARKS®

P S B U S I N E S S P A R K S , I N C .
701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 • www.psbusinessparks.com